Form 10-K, Exhibit 13
period 1995-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 1996-03-29
CIK 833225

                                                                          1995
-------------------------------------------------------------------------------
Prudential-Bache                                                          Annual
Diversified Futures Fund L.P.                                             Report

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
      LETTER TO THE LIMITED PARTNERS FOR THE YEAR ENDED DECEMBER 31, 1995

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Diversified Futures Fund L.P.:

We have audited the accompanying statements of financial condition of Prudential-Bache Diversified Futures Fund L.P. as of December 31, 1995 and 1994, and the related statements of operations and changes in partners' capital for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. as of December 31, 1995 and 1994, and the results of its operations for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

January 29, 1996

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1995             1994
----------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                   $  3,783,451     $  2,260,467
U.S. Treasury bills, at amortized cost                                   14,622,390       12,337,975
Net unrealized gain on open commodity positions                           1,061,597        1,521,836
                                                                       ------------     ------------
Total assets                                                           $ 19,467,438     $ 16,120,278
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                    $    425,077     $    317,093
Management fees payable                                                      64,703           53,515
Accrued expenses                                                             56,340           65,803
                                                                       ------------     ------------
Total liabilities                                                           546,120          436,411
                                                                       ------------     ------------
Commitments
Partners' capital
Limited partners (54,356 and 60,749 units outstanding)                   17,745,997       14,806,429
General partner (3,600 units outstanding)                                 1,175,321          877,438
                                                                       ------------     ------------
Total partners' capital                                                  18,921,318       15,683,867
                                                                       ------------     ------------
Total liabilities and partners' capital                                $ 19,467,438     $ 16,120,278
                                                                       ------------     ------------
                                                                       ------------     ------------
Net asset value per limited and general partnership unit
  (``Units'')                                                          $     326.48     $     243.73
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------

         The accompanying notes are an integral part of these statements

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1995            1994            1993
-----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions               $ 7,694,647     $   195,099     $ 6,760,365
Change in net unrealized gain on open commodity
  positions                                                  (460,239)        215,941         654,157
Interest from U.S. Treasury bills                             826,589         518,136         447,766
                                                          -----------     -----------     -----------
                                                            8,060,997         929,176       7,862,288
                                                          -----------     -----------     -----------
EXPENSES
Commissions                                                 1,668,063       1,641,756       1,667,523
Management fees                                               763,562         727,169         763,902
Incentive fees                                                268,499         226,735         399,990
General and administrative                                     76,389          72,119          85,929
Amortization of organizational costs                               --             494           5,694
                                                          -----------     -----------     -----------
                                                            2,776,513       2,668,273       2,923,038
                                                          -----------     -----------     -----------
Net income (loss)                                         $ 5,284,484     $(1,739,097)    $ 4,939,250
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                          $ 4,986,601     $(1,641,114)    $ 4,709,119
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
General partner                                           $   297,883     $   (97,983)    $   230,131
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                $     86.19     $    (25.65)    $     66.05
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
Weighted average number of limited and general
  partnership units outstanding                                61,314          67,805          74,780
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                             LIMITED        GENERAL
                                                UNITS       PARTNERS        PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1992            78,532     $15,437,461     $  745,290     $16,182,751
Net income                                          --       4,709,119        230,131       4,939,250
Redemptions                                     (8,059)     (2,027,435)            --      (2,027,435)
                                                ------     -----------     ----------     -----------
Partners' capital--December 31, 1993            70,473      18,119,145        975,421      19,094,566
Net loss                                            --      (1,641,114)       (97,983)     (1,739,097)
Redemptions                                     (6,124)     (1,671,602)            --      (1,671,602)
                                                ------     -----------     ----------     -----------
Partners' capital--December 31, 1994            64,349      14,806,429        877,438      15,683,867
Net income                                          --       4,986,601        297,883       5,284,484
Redemptions                                     (6,393)     (2,047,033)            --      (2,047,033)
                                                ------     -----------     ----------     -----------
Partners' capital--December 31, 1995            57,956     $17,745,997     $1,175,321     $18,921,318
                                                ------     -----------     ----------     -----------
                                                ------     -----------     ----------     -----------
-----------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these statements

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Diversified Futures Fund L.P. (the ``Partnership'') is a Delaware limited partnership formed on May 25, 1988 which will terminate on December 31, 2007 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the ``Partnership Agreement''). On October 19, 1988, the Partnership completed its offering, having raised $30,107,800 from the sale of 297,468 units of limited partnership interest and 3,610 units of general partnership interest and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the ``General Partner''), which is an affiliate of Prudential Securities Incorporated (``PSI''), the Partnership's commodity broker. Both the General Partner and PSI are wholly-owned subsidiaries of Prudential Securities Group Inc. (``PSGI''). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   The General Partner generally maintains not less than seventy-five percent (75%) of the Partnership's net asset value (``NAV'') in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining twenty-five percent (25%) of NAV is held in cash in the Partnership's commodity trading accounts.

   All trading decisions for the Partnership since its inception have been made by John W. Henry & Co., Inc. (the ``Trading Manager''). The Trading Manager was initially allocated the Partnership's assets to be traded pursuant to five of its trading programs as follows: 19% according to the Original Investment Program, 21% according to the KT Diversified Program, 23% according to the KT Financial and Metals Portfolios Program, 27% according to the JWH International Foreign Exchange Program and 10% according to the World Financial Perspective Program. The Trading Manager may alter the relative percentages only if the General Partner does not object to any such alteration. No alterations have been made to date; however, based on trading activity, the relative percentages change from time to time as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

   Commodity futures and forward transactions are reflected in the accompanying Statements of Financial Condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded.

   To the extent practicable, the Partnership invests a significant portion of its NAV in U.S. Treasury bills to fulfill original margin requirements. U.S. Treasury bills are carried at amortized cost, which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income (loss) per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year end, adjusted proportionately for Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, ``Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.''

   Certain balances from prior years have been reclassified to conform with the 1995 financial statement presentation.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations, distributions and redemptions

   Net realized profits or losses for tax purposes are allocated first to partners who redeem Units to the extent the amounts received on redemption are greater than or less than the amounts paid for the redeemed Units by the partners. Net realized profits or losses remaining after these allocations are allocated to each partner in proportion to such partner's capital account at year-end. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner's number of Units outstanding during the quarter.

   Distributions (other than on redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a limited partner may redeem its units as of the last business day of any full calendar quarter (beginning with the end of the first full calendar quarter of the Partnership's operations, which was March 31, 1989) at the then current NAV per Unit reduced by each Unit's pro rata portion of unamortized organizational costs.

C. Costs, Fees and Expenses

Organizational costs

   Costs incurred to organize the Partnership, including but not limited to legal, accounting, registration fees and certain printing costs, are considered deferred organizational costs. These costs were capitalized and amortized over a 60-month period ending in 1994.

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership pays PSI commissions at a flat rate of 3/4 of 1% per month (a 9% annual rate) of the Partnership's NAV as of the first day of each month.

Management and incentive fees

   The Partnership pays the Trading Manager a monthly management fee equal to 1/3 of 1% (a 4% annual rate) of the Partnership's NAV as of the end of each month. The Partnership also pays the Trading Manager a quarterly incentive fee equal to 15% of the ``New High Net Trading Profits'' (as defined in the Advisory Agreement between the Partnership, the General Partner and the Trading Manager).

General and administrative expenses

   In addition to the costs, fees and expenses previously discussed, the Partnership reimburses the General Partner and its affiliates for certain Partnership operating expenses payable by, or allocable to, the Partnership. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

D. Related Parties

   Seaport Futures Management, Inc. (the ``General Partner'') and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 1995, 1994 and 1993 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 1995, 1994 and 1993 were:

                                                       1995           1994           1993
                                                    ----------------------------------------
        Commissions                                 $1,668,063     $1,641,756     $1,667,523
        Printing                                        12,175          6,400         10,300
                                                    ----------     ----------     ----------
                                                    $1,680,238     $1,648,156     $1,677,823
                                                    ----------     ----------     ----------
                                                    ----------     ----------     ----------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 1995 and 1994 were $9,300 and $13,680, respectively.

   The Partnership maintains its trading and cash accounts at PSI. Approximately 75% of the NAV is invested in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities.

   When the Partnership engages in forward foreign currency transactions it trades with PSI who simultaneously engages in back-to-back transactions with an affiliate who, pursuant to the Partnership's prospectus, is obligated to charge a competitive price.

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1995, 1994 and 1993, respectively:

                                                             1995            1994            1993
                                                          -------------------------------------------
Net income (loss) per financial statements                $ 5,284,484     $(1,739,097)    $ 4,939,250
Change in net unrealized gain on non-regulated
  commodity positions                                        (157,188)        (35,915)         31,046
                                                          -----------     -----------     -----------
Tax basis net income (loss)                               $ 5,127,296     $(1,775,012)    $ 4,970,296
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------

   The differences between the tax and book bases of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Credit and Market Risk

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk).

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level of volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, the Partnership must rely solely on the credit of its broker (PSI) with respect to forward transactions.

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (``CFTC'') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1995, such segregated assets totalled $10,874,252. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures trading which totalled $8,704,525 at December 31, 1995. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1995, open forward contracts mature within three months, but open futures contracts mature within one year.

   At December 31, 1995 and 1994 gross contract amounts of open futures and forward contracts are:

                                           December 31,    December 31,
                                               1995            1994
                                           ------------    ------------
Futures Currency Contracts:
  Commitments to purchase                  $  3,101,098    $    656,650
  Commitments to sell                      $  3,918,450    $  5,993,069
Forward Currency Contracts:
  Commitments to purchase                  $ 14,753,643    $ 17,844,227
  Commitments to sell                      $ 29,445,534    $ 43,860,082
Financial Futures Contracts:
  Commitments to purchase                  $198,771,784    $ 99,127,187
  Commitments to sell                      $  9,245,157    $ 82,669,558
Commodities Futures Contracts:
  Commitments to purchase                  $  3,128,616    $  2,490,153
  Commitments to sell                      $  4,522,406    $ 15,814,440

   Included in the gross forward contract amounts are offsetting commitments to purchase and to sell the same currency on the same date in the future. The commitments are economically offsetting but are not, as a technical matter, offset in the forward market until the settlement date.

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the ``fair value'' of its futures, forward contracts to be the net unrealized gain or loss on the contracts (plus premiums on options). Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   The following table represents the average fair value of futures and forward contracts during the year ended December 31, 1995 and the related fair value of such contracts as of December 31, 1995.

                                              For the year ended
                                               December 31,1995             December 31, 1995
                                           -------------------------    -------------------------
                                              Average Fair Value               Fair Value
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Commodities                           $  308,399     $   49,801    $  304,613     $    2,955
     Financial                                260,585         18,134       361,913             --
     Currencies                               155,603         38,316        10,305          7,450
  Foreign exchanges
     Commodities                                4,447          3,702         7,120          1,250
     Financial                                464,058         38,782       507,205          6,565
Forward Contracts:
     Currencies                             1,419,864        810,141       203,352        314,691
                                           ----------    -----------    ----------    -----------
                                           $2,612,956     $  958,876    $1,394,508     $  332,911
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table represents the net realized gains (losses) and the change in unrealized gains/losses of futures and forward contracts during the year ended December 31, 1995.

                                                                  Change in
                                            Net Realized          Unrealized
                                           Gains (Losses)        Gains/Losses          Total
                                           --------------    --------------------    ----------
Futures Contracts:
  Domestic exchanges
     Commodities                             $ (277,439)          $ (399,002)        $ (676,441)
     Financial                                1,926,406             (120,769)         1,805,637
     Currencies                               1,451,704               18,403          1,470,107
  Foreign exchanges
     Commodities                                (26,812)               2,792            (24,020)
     Financial                                2,172,294             (103,645)         2,068,649
Forward Contracts:
  Currencies                                  2,448,494              141,982          2,590,476
                                           --------------    --------------------    ----------
                                             $7,694,647           $ (460,239)        $7,234,408
                                           --------------    --------------------    ----------
                                           --------------    --------------------    ----------

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership commenced operations on October 19, 1988 with gross proceeds of $30,107,800. After accounting for organizational and offering costs, the Partnership's net proceeds were $29,387,470.

   At December 31, 1995, 100% of the Partnership's total net assets were allocated to commodities trading (the ``Net Asset Value''). A significant portion of the Net Asset Value was held in U.S. Treasury bills (which represented approximately 76% of the Net Asset Value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that the U.S. Treasury bills bear to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the total net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in commodity futures contract prices during a single day by regulations referred to as ``daily limits.'' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The General Partner attempts to minimize these risks by requiring the Partnership's Trading Manager to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forward and options contracts.

   The Partnership does not have, nor does it expect to have, any capital assets.

   Redemptions by limited partners recorded for the three years ended December 31, 1995, 1994 and 1993 were $2,047,033, $1,671,602 and $2,027,435, respectively. Redemptions by limited partners recorded from commencement of operations, October 19, 1988, through December 31, 1995 totalled $37,369,787. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

Results of Operations

   The Net Asset Value per Unit as of December 31, 1995 was $326.48, a increase of 33.95% from the December 31, 1994 Net Asset Value per Unit of $243.73, which was an decrease of 10.05% from the December 31, 1993 Net Asset Value per Unit of $270.95.

   During the year ended December 31, 1995, the Partnership outperformed the MAR Fund/Pool Index. This index, which tracked the performance of 433 futures funds for the year ended December 31, 1995 gained 9.66%. The trading environment in 1995 was particularly favorable and the Partnership capitalized on emerging trends in the world's global markets. Currencies and interest rates experienced sustained price movements throughout the year generating returns for the Partnership.

   Interest income from U.S. Treasury bills increased by approximately $308,000 during 1995 as compared to 1994 and approximately $70,000 during 1994 as compared to 1993. These increases were due primarily to increasingly higher interest rates in the respective years. Additionally, strong trading performance in 1995 increased the Net Asset Value, including investments in U.S. Treasury bills and the related interest income.

   Commissions paid to PSI are calculated on the Partnership's Net Asset Value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Accordingly, they must be compared to the fluctuations in the monthly Net Asset Values. Commissions increased by approximately $26,000 during 1995 as compared to 1994 primarily due to strong trading performance in 1995. Commissions decreased by approximately $26,000 during 1994 as compared to 1993 primarily due to unfavorable trading performance in the third and fourth quarters of 1994, as well as the effect of redemptions at the monthly Net Asset Values.

   All trading decisions for the Partnership are made by John W. Henry & Co., Inc. (the ``Trading Manager''). Management fees are calculated on the Partnership's Net Asset Value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees increased by approximately $36,000 during 1995 as compared to 1994 but decreased by approximately $37,000 during 1994 as compared to 1993 primarily due to fluctuations in monthly Net Asset Values as further discussed above.

   Incentive fees are based on the New High Net Trading profits generated by the Trading Manager, as defined in the Advisory Agreement between the Partnership, the General Partner and the Trading Manager. The incentive fees paid in the years ended December 31, 1995, 1994 and 1993 of approximately $268,000, $227,000 and $400,000 were the result of favorable trading performance during the first six months of 1995 and 1994 and the last nine months of 1993.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses increased approximately $4,000 in 1995 as compared to 1994 but decreased approximately $14,000 in 1994 as compared to 1993 due to the timing of certain expense accruals recorded in the respective years.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1995.

--------------------------------------------------------------------------------

  I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Diversified Futures Fund L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

by: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-term equivalent of brokerage commissions paid per trade for the year ended December 31, 1995 was $68.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential-Bache Diversified Futures Fund L.P.
        P.O. Box 2016
        Peck Slip Station
        New York, NY 10272-2016

Prudential Securities Incorporated                               BULK RATE
Peck Slip Station                                               U.S. POSTAGE
P.O. Box 2016                                                       PAID
New York, NY 10272                                             Automatic Mail


PBDF1/171534