Form 10-K, Exhibit 13
period 1996-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 1997-03-28
CIK 833225

                                                    1996
----------------------------------------------------------------------
Prudential-Bache                                    Annual
Diversif ied Futures Fund L.P.                      Report

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
        LETTER TO THE LIMITED PARTNERS FOR THE YEAR ENDED DECEMBER 31, 1996

                         1177 Avenue of the Americas      Telephone 212 596 7000
                         New York, NY 10036               Facsimile 212 596 8910

Price Waterhouse LLP                                      (LOGO)


                       Report of Independent Accountants

January 29, 1997

To the General Partner and
Limited Partners of
Prudential-Bache Diversified Futures Fund L.P.

   In our opinion, the accompanying statement of financial condition and the related statements of operations and of changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. (the ``Partnership'') at December 31, 1996, and the results of its operations and the changes in its partners' capital for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000


                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Diversified Futures Fund L.P.

   We have audited the accompanying statement of financial condition of Prudential-Bache Diversified Futures Fund L.P. as of December 31, 1995 and the related statements of operations and changes in partners' capital for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. as of December 31, 1995, and the results of its operations for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

January 29, 1996

-----------------
Deloitte Touche
Tohmatsu
International
-----------------
                                       2A

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1996             1995
----------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                   $ 4,645,558      $ 3,783,451
U.S. Treasury bills, at amortized cost                                  16,240,338       14,622,390
Net unrealized gain on open commodity positions                            515,393        1,061,597
                                                                       ------------     ------------
Total assets                                                           $21,401,289      $19,467,438
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                    $ 1,181,254      $   425,077
Incentive fees payable                                                     532,138               --
Management fees payable                                                     71,105           64,703
Accrued expenses                                                            69,703           56,340
                                                                       ------------     ------------
Total liabilities                                                        1,854,200          546,120
                                                                       ------------     ------------
Commitments
Partners' capital
Limited partners (47,492 and 54,356 units outstanding)                  19,351,504       17,745,997
General partner (480 and 3,600 units outstanding)                          195,585        1,175,321
                                                                       ------------     ------------
Total partners' capital                                                 19,547,089       18,921,318
                                                                       ------------     ------------
Total liabilities and partners' capital                                $21,401,289      $19,467,438
                                                                       ------------     ------------
                                                                       ------------     ------------
Net asset value per limited and general partnership unit
  (``Units'')                                                          $    407.47      $    326.48
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              1996           1995           1994
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions                $6,922,228     $7,694,647     $   195,099
Change in net unrealized gain on open commodity
  positions                                                  (546,204)      (460,239)        215,941
Interest from U.S. Treasury bills                             714,368        826,589         518,136
                                                           ----------     ----------     -----------
                                                            7,090,392      8,060,997         929,176
                                                           ----------     ----------     -----------
EXPENSES
Commissions                                                 1,629,113      1,668,063       1,641,756
Management fees                                               745,450        763,562         727,169
Incentive fees                                                532,138        268,499         226,735
General and administrative                                     76,250         76,389          72,119
Amortization of organizational costs                               --             --             494
                                                           ----------     ----------     -----------
                                                            2,982,951      2,776,513       2,668,273
                                                           ----------     ----------     -----------
Net income (loss)                                          $4,107,441     $5,284,484     $(1,739,097)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $4,079,689     $4,986,601     $(1,641,114)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
General partner                                            $   27,752     $  297,883     $   (97,983)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                 $    76.69     $    86.19     $    (25.65)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
Weighted average number of limited and general
  partnership units outstanding                                53,560         61,314          67,805
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993           70,473     $18,119,145     $   975,421     $19,094,566
Net loss                                           --      (1,641,114)        (97,983)     (1,739,097)
Redemptions                                    (6,124)     (1,671,602)             --      (1,671,602)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1994           64,349      14,806,429         877,438      15,683,867
Net income                                         --       4,986,601         297,883       5,284,484
Redemptions                                    (6,393)     (2,047,033)             --      (2,047,033)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1995           57,956      17,745,997       1,175,321      18,921,318
Net income                                         --       4,079,689          27,752       4,107,441
Redemptions                                    (9,984)     (2,474,182)     (1,007,488)     (3,481,670)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1996           47,972     $19,351,504     $   195,585     $19,547,089
                                               ------     -----------     -----------     -----------
                                               ------     -----------     -----------     -----------
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

   All trading decisions for the Partnership since its inception have been made by John W. Henry & Co., Inc. (the ``Trading Manager''). The Trading Manager was initially allocated the Partnership's assets to be traded pursuant to five of its trading programs as follows: 19% according to the Original Investment Program, 21% according to the KT Diversified Program, 23% according to the KT Financial and Metals Portfolios Program, 27% according to the JWH International Foreign Exchange Program and 10% according to the World Financial Perspective Program. The Trading Manager may alter the relative percentages only if the General Partner does not object to any such alteration. No alterations have been made to date; however, the relative percentages change from time to time as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

   Certain balances from prior years have been reclassified to conform with the current financial statement presentation.

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

   The Partnership Agreement provides that a limited partner may redeem its units as of the last business day of any full calendar quarter at the then current net asset value per Unit reduced by each Unit's pro rata portion of unamortized organizational costs.

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

D. Related Parties

   Seaport Futures Management, Inc. (the ``General Partner'') and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 1996, 1995 and 1994 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 1996, 1995 and 1994 were:

                                                       1996           1995           1994
                                                    ----------------------------------------
        Commissions                                 $1,629,113     $1,668,063     $1,641,756
        Printing                                        14,835         12,175          6,400
                                                    ----------     ----------     ----------
                                                    $1,643,948     $1,680,238     $1,648,156
                                                    ----------     ----------     ----------
                                                    ----------     ----------     ----------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 1996 and 1995 were $4,524 and $9,300, respectively.

   The Partnership maintains its trading and cash accounts at PSI. Approximately 75% of the NAV is invested in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities.

   In connection with the Partnership's interbank transactions, PSI engages in foreign currency forward transactions with the Partnership and an affiliate of PSI who, as principal, attempts to earn a profit on the bid-ask spreads (which must be competitive) on any foreign currency forward transactions entered into between the Partnership and PSI, on the one hand, and PSI and such affiliate on the other. In connection with its trading of foreign currencies in the interbank market, PSI may arrange bank lines of credit at major international banks. To the extent such lines of credit are arranged, PSI does not charge the Partnership for maintaining such lines of credit, but requires margin deposits with respect to forward contract transactions.

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1996, 1995 and 1994, respectively:

                                                              1996           1995           1994
                                                           -----------------------------------------
Net income (loss) per financial statements                 $4,107,441     $5,284,484     $(1,739,097)
Change in net unrealized gain/loss on non-regulated
  commodity positions                                         161,957       (157,188)        (35,915)
                                                           ----------     ----------     -----------
Tax basis net income (loss)                                $4,269,398     $5,127,296     $(1,775,012)
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------

   The differences between the tax and book capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

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

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, the Partnership must rely solely on the credit of its broker (PSI) with respect to forward transactions. The Partnership presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition because it has a master netting agreement with PSI.

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

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (``CFTC'') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1996 and 1995, such segregated assets totalled $14,167,179 and $10,874,252, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures trading which totalled $7,047,560 and $8,704,525 at December 31, 1996 and 1995, respectively. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1996 and 1995, open forward contracts mature within three months, but open futures contracts mature within one year.

   At December 31, 1996 and 1995 gross contract amounts of open futures and forward contracts are:

                                           December 31,    December 31,
                                               1996            1995
                                           ------------    ------------
Futures Currency Contracts:
  Commitments to purchase                  $ 1,109,825     $  3,101,098
  Commitments to sell                      $ 1,480,663     $  3,918,450
Forward Currency Contracts:
  Commitments to purchase                  $20,657,538     $    275,262
  Commitments to sell                      $15,746,034     $ 14,967,153
Financial Futures Contracts:
  Commitments to purchase                  $73,942,614     $198,771,784
  Commitments to sell                      $24,695,270     $  9,245,157
Other Futures Contracts:
  Commitments to purchase                  $ 1,028,076     $  3,128,616
  Commitments to sell                      $ 9,895,757     $  4,522,406

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures or forward contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the ``fair value'' of its futures, forward and options contracts to be the net unrealized gain or loss on the contracts (plus premiums on options). Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1996 and 1995, the fair value of open futures and forward contracts was:

                                              December 31, 1996           December 31, 1995
                                           -----------------------    -------------------------
                                                 Fair Value                  Fair Value
                                            Assets     Liabilities      Assets      Liabilities
                                           --------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Commodities                           $286,710     $   14,936    $  304,613     $    2,955
     Financial                                9,450         46,687       361,913             --
     Currencies                              57,048          1,538        10,305          7,450
  Foreign exchanges
     Commodities                              4,236             --         7,120          1,250
     Financial                              219,373        184,813       507,205          6,565
Forward Contracts:
     Currencies                             420,042        233,492       203,352        314,691
                                           --------    -----------    ----------    -----------
                                           $996,859     $  481,466    $1,394,508     $  332,911
                                           --------    -----------    ----------    -----------
                                           --------    -----------    ----------    -----------

   The following table presents the average fair value of futures and forward contracts during the years ended December 31, 1996 and 1995, respectively:

                                                  Year Ended                   Year Ended
                                               December 31,1996             December 31, 1995
                                           -------------------------    -------------------------
                                              Average Fair Value           Average Fair Value
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Commodities                           $  259,031     $   46,200    $  308,399     $   49,801
     Financial                                246,539         45,468       260,585         18,134
     Currencies                                78,040          4,454       155,603         38,316
  Foreign exchanges
     Commodities                                7,533          2,349         4,447          3,702
     Financial                                994,405         49,379       464,058         38,782
Forward Contracts:
     Currencies                               818,797        360,604     1,419,864        810,141
                                           ----------    -----------    ----------    -----------
                                           $2,404,345     $  508,454    $2,612,956     $  958,876
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the net realized gains (losses) and the change in net unrealized gains/losses of futures and forward contracts during the years ended December 31, 1996 and 1995, respectively:

                                     Year Ended December 31, 1996                          Year Ended December 31, 1995
                            -----------------------------------------------       -----------------------------------------------
                                                 Change in                                             Change in
                             Net Realized     Net Unrealized                       Net Realized     Net Unrealized
                            Gains (Losses)     Gains/Losses        Total          Gains (Losses)     Gains/Losses        Total
                            --------------    ---------------    ----------       --------------    ---------------    ----------
Futures Contracts:
  Domestic exchanges
    Commodities               $1,000,938         $ (29,884)      $  971,054         $ (277,439)        $(399,002)      $ (676,441)
    Financial                    668,287          (399,150)         269,137          1,926,406          (120,769)       1,805,637
    Currencies                   326,377            52,655          379,032          1,451,704            18,403        1,470,107
  Foreign exchanges
    Commodities                    6,556            (1,634)           4,922            (26,812)            2,792          (24,020)
    Financial                  3,386,830          (466,080)       2,920,750          2,172,294          (103,645)       2,068,649
Forward Contracts:
    Currencies                 1,533,240           297,889        1,831,129          2,448,494           141,982        2,590,476
                            --------------    ---------------    ----------       --------------    ---------------    ----------
                              $6,922,228         $(546,204)      $6,376,024         $7,694,647         $(460,239)      $7,234,408
                            --------------    ---------------    ----------       --------------    ---------------    ----------
                            --------------    ---------------    ----------       --------------    ---------------    ----------

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

   At December 31, 1996, 100% of the Partnership's total net assets were allocated to commodities trading (the ``Net Asset Value''). A significant portion of the Net Asset Value was held in U.S. Treasury bills (which represented approximately 78% of the Net Asset Value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that the U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the total net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

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

   Redemptions by limited partners recorded for the years ended December 31, 1996, 1995 and 1994 were $2,474,182, $2,047,033 and $1,671,602, respectively.
Additionally, redemptions by the General Partner recorded for the year ended December 31, 1996 were $1,007,488. Redemptions by limited partners and the general partner recorded from commencement of operations, October 19, 1988, through December 31, 1996 totalled $39,843,969 and $1,007,488, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The Net Asset Value per Unit as of December 31, 1996 was $407.47, an increase of 24.81% from the December 31, 1995 Net Asset Value per Unit of $326.48, which was an increase of 33.95% from the December 31, 1994 Net Asset Value per Unit of $243.73. The Partnership outperformed the MAR (Managed Account Reports) Fund/Pool Index return in 1996 of 11.89%. The MAR tracked the performance of 420 futures funds in 1996. Past performance is not necessarily indicative of future results.

   The global interest rate, currency and metal sectors were solid performers for 1996. Trends in world currency markets reflected economic fundamentals as well as political developments, particularly the progress of the planned European Monetary Union. Global bond markets gained momentum in the second half of the year due to the low interest rate policies set by the U.S. Federal Reserve Bank and the central banks of Europe. After reaching a five year high in February, gold prices began a relentless decline throughout the year.

   Interest income from U.S. Treasury bills decreased by approximately $112,000 during the year ended December 31, 1996 as compared to 1995 but increased approximately $308,000 during the year ended December 31, 1995 as compared to 1994. The 1996 decrease was due to a decrease in funds available for investment in U.S. Treasury bills resulting from redemptions and lackluster trading performance during the first three quarters of 1996 as well as a decrease in interest rates. The 1995 increase was due to strong trading performance throughout 1995 as well as increasingly higher interest rates.

   Commissions paid to PSI are calculated on the Partnership's Net Asset Value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Accordingly, they must be compared to the fluctuations in the monthly Net Asset Values. Commissions decreased by approximately $39,000 during 1996 as compared to 1995 primarily due to lower 1996 monthly Net Asset Values resulting from redemptions and lackluster trading performance during the first three quarters of 1996. Commissions increased by approximately $26,000 during 1995 as compared to 1994 primarily due to strong trading performance in 1995.

   All trading decisions for the Partnership are made by John W. Henry & Co., Inc. Management fees are calculated on the Partnership's Net Asset Value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $18,000 during 1996 as compared to 1995 but increased by approximately $36,000 during 1995 as compared to 1994 primarily due to fluctuations in monthly Net Asset Values as further discussed above.

   Incentive fees are based on the New High Net Trading Profits generated by the Trading Manager, as defined in the Advisory Agreement between the Partnership, the General Partner and the Trading Manager. The quarterly incentive fees paid during the years ended December 31, 1996, 1995 and 1994 of approximately $532,000, $268,000 and $227,000 were the result of favorable trading performance during the fourth quarter of 1996 and the first and second quarters of 1995 and 1994.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses have remained relatively stable since 1994.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1996.

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

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

by: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-term equivalent of brokerage commissions paid per trade for the year ended December 31, 1996 was $114.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential-Bache Diversified Futures Fund L.P.
        P.O. Box 2016
        Peck Slip Station
        New York, NY 10272-2016

Peck Slip Station                                  BULK RATE
P.O. Box 2016                                     U.S. POSTAGE
New York, NY 10272-2016                              PAID
                                                  Automatic Mail

PBDF1/171534