Form 10-K, Exhibit 13
period 1997-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 1998-03-31
CIK 833225

                                                         1997
--------------------------------------------------------------------------------
Prudential-Bache                                         Annual
Diversified Futures Fund L.P.                            Report

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

                                                                      March 1998

Dear Limited Partner:

   Enclosed is the Annual Report of Prudential-Bache Diversified Futures Fund L.P. (the 'Fund') for the year ended December 31, 1997, including audited financial statements for the Fund which contain, among other things, the operating results for the year.

   The Fund posted a gain of 9.03% in 1997, which was comparable to the MAR (Managed Account Reports) Fund/Pool Index return of 9.34%. MAR tracked the performance of 315 futures funds in 1997. At year-end, the Fund's net asset value per unit was $444.27*. Past performance is not necessarily indicative of future results.

   The Fund had a profitable year in 1997 as gains were seen in the financial, currency, metal and index sectors. Gains were somewhat offset by losses in the energy, soft and grain sectors. Further information with respect to the Fund's performance is included in the section of the report entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

   John Henry & Company, Inc., the Fund's trading manager, had been trading the Fund's assets pursuant to five of its trading programs since commencement of operations until April 1, 1997 when the General Partner reallocated the Fund's assets so that only three trading programs remained, as further discussed in note A to the financial statements. We believe the reallocation more effectively complements the performance of the Fund.

   We value your continued participation as a Limited Partner of the Fund. Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

Sincerely,

Thomas M. Lane, Jr.
President and Director
Seaport Futures Management, Inc.

* As of March 25, 1998, the estimated net asset value per unit was $411.40.

                    1177 Avenue of the Americas  Telephone 212 596 7000
                    New York, NY 10036           Facsimile 212 596 8910
Price Waterhouse LLP                             (LOGO)

                       Report of Independent Accountants

January 26, 1998

To the General Partner and
Limited Partners of
Prudential-Bache Diversified Futures Fund L.P.

   In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. at December 31, 1997 and 1996, and the results of its operations for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Deloitte &
  Touche LLP
       (LOGO)
------------------------------------------------------------------------------
                 Two World Financial Center        Telephone: (212) 436-2000
                 New York, New York 10281-1414     Facsimile: (212) 436-5000

INDEPENDENT AUDITORS' REPORT

To the Partners of
Prudential-Bache Diversified Futures Fund L.P.

We have audited the accompanying statements of operations and of changes in partners' capital of Prudential-Bache Diversified Futures Fund L.P. for the year ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and changes in partners' capital of Prudential-Bache Diversified Futures Fund L.P. for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
January 29, 1996

                                       2A

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1997             1996
----------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                   $ 3,663,968      $ 4,645,558
U.S. Treasury bills, at amortized cost                                  14,948,662       16,240,338
Net unrealized gain on open commodity positions                          1,431,940          515,393
                                                                       ------------     ------------
Total assets                                                           $20,044,570      $21,401,289
                                                                       ------------     ------------
                                                                       ------------     ------------

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                    $   227,022      $ 1,181,254
Incentive fees payable                                                     160,551          532,138
Management fees payable                                                     66,634           71,105
Accrued expenses                                                            54,239           69,703
                                                                       ------------     ------------
Total liabilities                                                          508,446        1,854,200
                                                                       ------------     ------------

Commitments
Partners' capital
Limited partners (43,534 and 47,492 units outstanding)                  19,340,647       19,351,504
General partner (440 and 480 units outstanding)                            195,477          195,585
                                                                       ------------     ------------
Total partners' capital                                                 19,536,124       19,547,089
                                                                       ------------     ------------
Total liabilities and partners' capital                                $20,044,570      $21,401,289
                                                                       ------------     ------------
                                                                       ------------     ------------

Net asset value per limited and general partnership unit ('Units')     $    444.27      $    407.47
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              1997           1996           1995
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions                $2,609,616     $6,922,228     $ 7,694,647
Change in net unrealized gain on open commodity
  positions                                                   916,547       (546,204)       (460,239)
Interest from U.S. Treasury bills                             758,309        714,368         826,589
                                                           ----------     ----------     -----------
                                                            4,284,472      7,090,392       8,060,997
                                                           ----------     ----------     -----------
EXPENSES
Commissions                                                 1,695,025      1,629,113       1,668,063
Management fees                                               762,664        745,450         763,562
Incentive fees                                                160,551        532,138         268,499
General and administrative                                     67,109         76,250          76,389
                                                           ----------     ----------     -----------
                                                            2,685,349      2,982,951       2,776,513
                                                           ----------     ----------     -----------
Net income                                                 $1,599,123     $4,107,441     $ 5,284,484
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
ALLOCATION OF NET INCOME
Limited partners                                           $1,583,125     $4,079,689     $ 4,986,601
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
General partner                                            $   15,998     $   27,752     $   297,883
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
NET INCOME PER WEIGHTED AVERAGE LIMITED AND GENERAL
PARTNERSHIP UNIT
Net income per weighted average limited and general
  partnership unit                                         $    34.66     $    76.69     $     86.19
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
Weighted average number of limited and general
  partnership units outstanding                                46,138         53,560          61,314
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1994           64,349     $14,806,429     $   877,438     $15,683,867
Net income                                         --       4,986,601         297,883       5,284,484
Redemptions                                    (6,393)     (2,047,033)             --      (2,047,033)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1995           57,956      17,745,997       1,175,321      18,921,318
Net income                                         --       4,079,689          27,752       4,107,441
Redemptions                                    (9,984)     (2,474,182)     (1,007,488)     (3,481,670)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1996           47,972      19,351,504         195,585      19,547,089
Net income                                         --       1,583,125          15,998       1,599,123
Redemptions                                    (3,998)     (1,593,982)        (16,106)     (1,610,088)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1997           43,974     $19,340,647     $   195,477     $19,536,124
                                               ------     -----------     -----------     -----------
                                               ------     -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Diversified Futures Fund L.P. (the 'Partnership') is a Delaware limited partnership formed on May 25, 1988 which will terminate on December 31, 2007 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On October 19, 1988, the Partnership completed its offering, having raised $30,107,800 from the sale of 297,468 units of limited partnership interest and 3,610 units of general partnership interest (collectively, 'Units') and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the 'General Partner'), which is an affiliate of Prudential Securities Incorporated ('PSI'), the Partnership's commodity broker. Both the General Partner and PSI are wholly owned subsidiaries of Prudential Securities Group Inc. ('PSGI'). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   The General Partner generally maintains not less than 75% of the Partnership's net asset value ('NAV') in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of NAV is held in cash in the Partnership's commodity trading accounts.

   All trading decisions for the Partnership since its inception have been made by John W. Henry & Company, Inc. (the 'Trading Manager'). The Trading Manager was initially allocated the Partnership's assets to be traded pursuant to five of its trading programs as follows: 19% according to the Original Investment Program, 21% according to the Global Diversified Portfolio Program, 23% according to the Financial and Metals Portfolio Program, 27% according to the International Foreign Exchange Program and 10% according to the World Financial Perspective Program. As of April 1, 1997, the General Partner reallocated all assets previously traded pursuant to the Trading Manager's Global Diversified Portfolio Program and International Foreign Exchange Program to its World Financial Perspective Program, increasing the percentage of the Partnership's assets allocated to that program by 10%. Additionally, the General Partner reallocated $2 million previously traded pursuant to the Trading Manager's Financial and Metals Portfolio Program to its Original Investment Program, also increasing the percentage of the Partnership's assets allocated to that program by 10%. The Trading Manager may further alter the relative percentages only if the General Partner does not object to any such alteration. No alterations have been made since April 1, 1997; however, the relative percentages change from time to time as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

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

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year-end, adjusted proportionately for Units redeemed based on their respective time outstanding during such year.

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, 'Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.'

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

   The Partnership Agreement provides that a limited partner may redeem its units as of the last business day of any full calendar quarter at the then current net asset value per Unit.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. The Partnership pays PSI commissions at a flat rate of 3/4 of 1% per month (a 9% annual rate) of the Partnership's NAV as of the first day of each month.

Management and incentive fees

   The Partnership pays the Trading Manager a monthly management fee equal to 1/3 of 1% (a 4% annual rate) of the Partnership's NAV as of the end of each month. The Partnership also pays the Trading Manager a quarterly incentive fee equal to 15% of the 'New High Net Trading Profits' (as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager).

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 1997, 1996 and 1995 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 1997, 1996 and 1995 were:

                                                       1997           1996           1995
                                                    ----------------------------------------
        Commissions                                 $1,695,025     $1,629,113     $1,668,063
        Printing Services                               11,480         14,835         12,175
                                                    ----------     ----------     ----------
                                                    $1,706,505     $1,643,948     $1,680,238
                                                    ----------     ----------     ----------
                                                    ----------     ----------     ----------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 1997 and 1996 were $5,780 and $4,524, respectively.

   The Partnership maintains its trading and cash accounts at PSI. Except for the portion of assets that is deposited as margin to maintain forward currency contract positions as further discussed below, the Partnership's assets are maintained either with PSI or, for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Manager, executes over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the market-to-market position of the Partnership.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 1997, 1996 and 1995, respectively:

                                                               1997           1996           1995
                                                            ----------------------------------------
Net income per financial statements                         $1,599,123     $4,107,441     $5,284,484
Change in net unrealized gain/loss on nonregulated
  commodity positions                                           64,778        161,957       (157,188)
                                                            ----------     ----------     ----------
Tax basis net income                                        $1,663,901     $4,269,398     $5,127,296
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

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

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership's Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1997 and 1996, such segregated assets totalled $15,454,142 and $14,167,179, respectively. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $4,551,236 and $7,047,560 at December 31, 1997 and 1996, respectively. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1997, open forward contracts mature within three months and open futures contracts mature within one year.

   At December 31, 1997 and 1996 gross contract amounts of open futures and forward contracts are:

                                               1997            1996
                                           ------------    ------------
Futures Currency Contracts:
  Commitments to purchase                  $ 3,390,000     $ 1,109,825
  Commitments to sell                        6,473,978       1,480,663
Forward Currency Contracts:
  Commitments to purchase                    1,407,251      20,657,538
  Commitments to sell                       17,951,973      15,746,034
Financial Futures Contracts:
  Commitments to purchase                   94,581,750      73,942,614
  Commitments to sell                       57,703,723      24,695,270
Other Futures Contracts:
  Commitments to purchase                    3,567,655       1,028,076
  Commitments to sell                        9,032,727       9,895,757

   The gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures or forward contract). The gross contract amounts significantly exceed the future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures and forward contracts to be the net unrealized gain or loss on the contracts. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1997 and 1996, the fair value of open futures and forward contracts was:

                                                     1997                         1996
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  139,389     $  --         $    9,450     $   46,687
     Currencies                               170,950        --             57,048          1,538
     Other                                    872,883         33,653       286,710         14,936
  Foreign exchanges
     Financial                                369,178        132,611       219,373        184,813
     Other                                      7,642          1,030         4,236        --
Forward Contracts:
     Currencies                               280,315        241,123       420,042        233,492
                                           ----------    -----------    ----------    -----------
                                           $1,840,357     $  408,417    $  996,859     $  481,466
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the average fair value of futures and forward contracts during the years ended December 31, 1997 and 1996, respectively:

                                                     1997                         1996
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  158,902     $   24,541    $  246,539     $   45,468
     Currencies                               135,599         14,003        78,040          4,454
     Other                                    313,889         52,653       259,031         46,200
  Foreign exchanges
     Financial                                579,698         82,452       994,405         49,379
     Other                                      4,997          2,506         7,533          2,349
Forward Contracts:
     Currencies                               441,992        326,755       818,797        360,604
                                           ----------    -----------    ----------    -----------
                                           $1,635,077     $  502,910    $2,404,345     $  508,454
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the trading revenues from futures and forward contracts during the three years ended December 31, 1997:

                                               1997           1996           1995
                                            ----------     ----------     ----------
Futures Contracts:
  Domestic exchanges
     Financial                              $  293,170     $  269,137     $1,805,637
     Currencies                                287,772        379,032      1,470,107
     Other                                     528,343        971,054       (676,441)
  Foreign exchanges
     Financial                               1,620,477      2,920,750      2,068,649
     Other                                     (51,877)         4,922        (24,020)
Forward Contracts:
     Currencies                                848,278      1,831,129      2,590,476
                                            ----------     ----------     ----------
                                            $3,526,163     $6,376,024     $7,234,408
                                            ----------     ----------     ----------
                                            ----------     ----------     ----------

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

   At December 31, 1997, 100% of the Partnership's total net assets (the 'Net Asset Value') was allocated to commodities trading. A significant portion of the Net Asset Value was held in U.S. Treasury bills (which represented approximately 76% of the Net Asset Value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that the U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the total net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in commodity futures contract prices during a single day by regulations referred to as 'daily limits.' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

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

   Redemptions by limited partners recorded for the years ended December 31, 1997, 1996 and 1995 were $1,593,982, $2,474,182 and $2,047,033, respectively.
Additionally, redemptions by the General Partner recorded for the years ended December 31, 1997 and 1996 were $16,106 and $1,007,488, respectively. Redemptions by limited partners and the General Partner recorded from commencement of operations, October 19, 1988, through December 31, 1997 totalled $41,437,951 and $1,023,594, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

   All trading decisions for the Partnership are made by John W. Henry & Company, Inc. (the 'Trading Manager'). As of April 1, 1997, the General Partner reallocated all assets previously traded pursuant to the Trading Manager's Global Diversified Portfolio Program and International Foreign Exchange Program to its World Financial Perspective Program, increasing the percentage of the Partnership's assets allocated to that program by 10%. Additionally, the General Partner reallocated $2 million previously traded pursuant to the Trading Manager's Financial and Metals Portfolio Program to its Original Investment Program, also increasing the percentage of the Partnership's assets allocated to that program by 10%.

Results of Operations

   The Net Asset Value per Unit as of December 31, 1997 was $444.27, an increase of 9.03% from the December 31, 1996 Net Asset Value per Unit of $407.47, which was an increase of 24.81% from the December 31, 1995 Net Asset Value per Unit of $326.48. The Partnership's 1997 return was comparable to the MAR (Managed Account Reports) Fund/Pool Index return of 9.34%. MAR tracked the performance of 315 futures funds in 1997. Past performance is not necessarily indicative of future results.

   The Partnership had a profitable year in 1997 as gains were seen in the financial, currency, metal and index sectors. Gains were somewhat offset by losses in the energy, soft and grain sectors.

   Financial sector positions profited as Japanese Government bond yields fell to historic lows as Japan sank relentlessly into a recession followed by a string of financial sector bankruptcies. Strong gains were also recorded in Australian ten-year bonds and three-year notes as well as Italian and German bond positions. Positions in U.S. Treasuries gained as yields on the benchmark 30-year Treasury bond dipped below 6% in the final quarter of the year, reflecting the flight of foreign capital to quality amid increasing turbulence in Asian markets.

   In the currency sector, the Partnership had strong gains in Deutsche marks, which weakened in world markets, as did other European currencies, as hopes for the fruition of the European Monetary Union rose. The Japanese yen weakened throughout the year on volatility in the Asian market, resulting in gains. Positions in the Australian dollar were profitable as well. In the metal sector, gold prices pursued a steep path downward and silver prices reached an eight-year high on strong global demand leading to gains in corresponding positions.

   Losses from energy sector positions in light crude oil somewhat offset the gains. Energy contracts lost across the board as instability in the Middle East, the world's largest energy producing region, increased volatility, making it difficult to identify any trends.

   Interest income from U.S. Treasury bills increased by approximately $44,000 during the year ended December 31, 1997 as compared to 1996 but decreased approximately $112,000 during the year ended December 31, 1996 as compared to 1995. The 1997 increase was primarily due to larger investments in U.S. Treasury bills in 1997 as a result of strong trading performance during the fourth quarter of 1996 and the second half of 1997, offset, in part, by redemptions. The 1996 decrease was due to a decrease in funds available for investment in U.S. Treasury bills resulting from redemptions and lackluster trading performance during the first three quarters of 1996 as well as a decrease in interest rates in 1996 versus 1995.

   Commissions paid to PSI are calculated on the Partnership's Net Asset Value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Accordingly, they must be compared to the fluctuations in the monthly Net Asset Values. Commissions increased by approximately $66,000 during 1997 as compared to 1996 primarily due to higher 1997 monthly net asset values as a result of strong trading performance during the fourth quarter of 1996 and the second half of 1997, offset, in part, by redemptions. Commissions decreased by approximately $39,000 during 1996 as compared to 1995 primarily due to lower 1996 monthly Net Asset Values resulting from redemptions and lackluster trading performance during the first three quarters of 1996.

   All trading decisions for the Partnership are made by John W. Henry & Company, Inc. Management fees are calculated on the Partnership's Net Asset Value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees increased by approximately $17,000 during 1997 as compared to 1996 but decreased by approximately $18,000 during 1996 as compared to 1995 primarily due to fluctuations in monthly Net Asset Values as further discussed above.

   Incentive fees are based on the New High Net Trading Profits generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. The quarterly incentive fees earned by the Trading Manager during the years ended December 31, 1997, 1996 and 1995 of approximately $161,000, $532,000 and $268,000 were primarily the result of favorable trading performance during the second half of 1997, the fourth quarter of 1996 and the first and second quarters of 1995.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses remained relatively stable during 1996 versus 1995, but decreased by approximately $9,000 in 1997 as compared with 1996.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1997.

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

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

by: Barbara J. Brooks
     Treasurer and Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per trade for the year ended December 31, 1997 was $140.

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