Form 10-K, Exhibit 13
period 1998-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 1999-03-31
CIK 833225

                                                         1998
--------------------------------------------------------------------------------
Prudential-Bache                                         Annual
Diversified Futures Fund L.P.                            Report

                       LETTER TO LIMITED PARTNERS FOR
                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

PricewaterhouseCoopers LLP (LOGO)

                                           PricewaterhouseCoopers LLP
                                           1177 Avenue of the Americas
                                           New York, NY 10036
                                           Telephone 212 596 8000
                                           Facsimile  212 596 8910

                       Report of Independent Accountants

January 26, 1999

To the General Partner and
Limited Partners of
Prudential-Bache Diversified Futures Fund L.P.

   In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. at December 31, 1998 and 1997, and the results of its operations for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the general partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the general partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1998             1997
----------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                   $ 3,671,967      $ 3,663,968
U.S. Treasury bills, at amortized cost                                  12,676,437       14,948,662
Net unrealized gain on open commodity positions                          1,700,674        1,431,940
                                                                       ------------     ------------
Total assets                                                           $18,049,078      $20,044,570
                                                                       ------------     ------------
                                                                       ------------     ------------

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                    $   276,765      $   227,022
Management fees payable                                                     59,976           66,634
Accrued expenses                                                            56,613           54,239
Incentive fees payable                                                          --          160,551
                                                                       ------------     ------------
Total liabilities                                                          393,354          508,446
                                                                       ------------     ------------

Commitments
Partners' capital
Limited partners (38,588 and 43,534 units outstanding)                  17,479,065       19,340,647
General partner (390 and 440 units outstanding)                            176,659          195,477
                                                                       ------------     ------------
Total partners' capital                                                 17,655,724       19,536,124
                                                                       ------------     ------------
Total liabilities and partners' capital                                $18,049,078      $20,044,570
                                                                       ------------     ------------
                                                                       ------------     ------------

Net asset value per limited and general partnership unit ('Units')     $    452.97      $    444.27
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              1998           1997           1996
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions                $1,684,975     $2,609,616     $ 6,922,228
Change in net unrealized gain on open commodity
  positions                                                   268,734        916,547        (546,204)
Interest from U.S. Treasury bills                             642,043        758,309         714,368
                                                           ----------     ----------     -----------
                                                            2,595,752      4,284,472       7,090,392
                                                           ----------     ----------     -----------
EXPENSES
Commissions                                                 1,498,431      1,695,025       1,629,113
Management fees                                               700,964        762,664         745,450
Incentive fees                                                 61,366        160,551         532,138
General and administrative                                     80,836         67,109          76,250
                                                           ----------     ----------     -----------
                                                            2,341,597      2,685,349       2,982,951
                                                           ----------     ----------     -----------
Net income                                                 $  254,155     $1,599,123     $ 4,107,441
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
ALLOCATION OF NET INCOME
Limited partners                                           $  251,604     $1,583,125     $ 4,079,689
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
General partner                                            $    2,551     $   15,998     $    27,752
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
NET INCOME PER WEIGHTED AVERAGE LIMITED AND GENERAL
PARTNERSHIP UNIT
Net income per weighted average limited and general
  partnership unit                                         $     6.08     $    34.66     $     76.69
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
Weighted average number of limited and general
  partnership units outstanding                                41,783         46,138          53,560
                                                           ----------     ----------     -----------
                                                           ----------     ----------     -----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                            LIMITED         GENERAL
                                               UNITS       PARTNERS         PARTNER          TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1995           57,956     $17,745,997     $ 1,175,321     $18,921,318
Net income                                         --       4,079,689          27,752       4,107,441
Redemptions                                    (9,984)     (2,474,182)     (1,007,488)     (3,481,670)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1996           47,972      19,351,504         195,585      19,547,089
Net income                                         --       1,583,125          15,998       1,599,123
Redemptions                                    (3,998)     (1,593,982)        (16,106)     (1,610,088)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1997           43,974      19,340,647         195,477      19,536,124
Net income                                         --         251,604           2,551         254,155
Redemptions                                    (4,996)     (2,113,186)        (21,369)     (2,134,555)
                                               ------     -----------     -----------     -----------
Partners' capital--December 31, 1998           38,978     $17,479,065     $   176,659     $17,655,724
                                               ------     -----------     -----------     -----------
                                               ------     -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Diversified Futures Fund L.P. (the 'Partnership') is a Delaware limited partnership formed on May 25, 1988 which will terminate on December 31, 2007 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On October 19, 1988, the Partnership completed its offering having raised $30,107,800 from the sale of 297,468 units of limited partnership interest and 3,610 units of general partnership interest (collectively, 'Units') and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the 'General Partner'), which is an affiliate of Prudential Securities Incorporated ('PSI'), the Partnership's commodity broker. Both the General Partner and PSI are wholly owned subsidiaries of Prudential Securities Group Inc. ('PSGI'). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   The General Partner generally maintains not less than 75% of the Partnership's net asset value ('NAV') in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of NAV is held in cash in the Partnership's commodity trading accounts.

   All trading decisions for the Partnership since its inception have been made by John W. Henry & Company, Inc. (the 'Trading Manager'). The Trading Manager was initially allocated the Partnership's assets to be traded pursuant to five of its trading programs as follows: 19% according to the Original Investment Program, 21% according to the Global Diversified Portfolio Program, 23% according to the Financial and Metals Portfolio Program, 27% according to the International Foreign Exchange Program and 10% according to the World Financial Perspective Program. As of April 1, 1997, the General Partner reallocated all assets previously traded pursuant to the Trading Manager's Global Diversified Portfolio Program and International Foreign Exchange Program to its World Financial Perspective Program, increasing the percentage of the Partnership's assets allocated to that program by 10%. Additionally, the General Partner reallocated $2 million previously traded pursuant to the Trading Manager's Financial and Metals Portfolio Program to its Original Investment Program, also increasing the percentage of the Partnership's assets allocated to that program by 10%. The relative percentages may be further altered only if the General Partner does not object to any such alteration. No alterations have been made since April 1, 1997; however, the relative percentages among the trading programs continuously change as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

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

   To the extent practicable, the Partnership invests a significant portion of its NAV in U.S. Treasury bills, which are often used to fulfill margin requirements. U.S. Treasury bills are carried at amortized cost, which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

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

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any full calendar quarter at the then current net asset value per Unit.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. Effective August 1, 1998, the Partnership pays PSI commissions at a flat rate of 2/3 of 1% per month (8% annualized) of the Partnership's NAV as of the first day of each month. Prior to August 1998, the Partnership paid commissions at a flat rate of 3/4 of 1% per month (9% annualized).

Management and incentive fees

   The Partnership pays the Trading Manager a monthly management fee equal to 1/3 of 1% of the Partnership's NAV as of the end of each month (4% annualized). The Partnership also pays the Trading Manager a quarterly incentive fee equal to 15% of the 'New High Net Trading Profits' (as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager).

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 1998, 1997 and 1996 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 1998, 1997 and 1996 were:

                                                               1998           1997           1996
                                                            ----------------------------------------
Commissions                                                 $1,498,431     $1,695,025     $1,629,113
General and administrative                                      11,624         11,480         14,835
                                                            ----------     ----------     ----------
                                                            $1,510,055     $1,706,505     $1,643,948
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 1998 and 1997 were $6,853 and $5,780, respectively.

   The Partnership's assets are maintained either in trading or cash accounts with PSI or, for margin purposes, with the various exchanges on which the Partnership is permitted to trade.

   The Partnership, acting through its Trading Manager, executes over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and the Partnership pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market position of the Partnership.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 1998, 1997 and 1996, respectively:

                                                               1998           1997           1996
                                                             ---------------------------------------
Net income per financial statements                          $ 254,155     $1,599,123     $4,107,441
Change in net unrealized gain/loss on nonregulated
  commodity positions                                         (198,896)        64,778        161,957
                                                             ---------     ----------     ----------
Tax basis net income                                         $  55,259     $1,663,901     $4,269,398
                                                             ---------     ----------     ----------
                                                             ---------     ----------     ----------

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in the Partnership's unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. The Partnership's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by the Partnership as well as the liquidity of the markets in which the contracts are traded.

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

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1998, such segregated assets totalled $11,979,894. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $6,138,310 at December 31, 1998. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1998, all open forward contracts mature within three months and open futures contracts mature within one year.

   At December 31, 1998 and 1997 gross contract amounts of open futures and forward contracts are:

                                               1998            1997
                                           ------------    ------------
Futures Currency Contracts:
  Commitments to purchase                  $$10,565,568    $ 3,390,000
  Commitments to sell                        4,949,313       6,473,978
Forward Currency Contracts:
  Commitments to purchase                           --       1,407,251
  Commitments to sell                        4,219,516      17,951,973
Financial Futures Contracts:
  Commitments to purchase                   78,684,333      94,581,750
  Commitments to sell                      146,222,704      57,703,723
Other Futures Contracts:
  Commitments to purchase                      696,677       3,567,655
  Commitments to sell                        3,973,905       9,032,727

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

   At December 31, 1998 and 1997, the fair value of open futures and forward contracts was:

                                                     1998                         1997
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $   76,613     $  186,825    $  139,389     $  --
     Currencies                               313,683         34,663       170,950        --
     Other                                    118,553         37,369       872,883         33,653
  Foreign exchanges
     Financial                              1,616,559        110,998       369,178        132,611
     Other                                     17,057          2,810         7,642          1,030
Forward Contracts:
     Currencies                                    --         69,126       280,315        241,123
                                           ----------    -----------    ----------    -----------
                                           $2,142,465     $  441,791    $1,840,357     $  408,417
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the average fair value of futures and forward contracts during the years ended December 31, 1998 and 1997, respectively:

                                                     1998                         1997
                                           -------------------------    -------------------------
                                             Assets      Liabilities      Assets      Liabilities
                                           ----------    -----------    ----------    -----------
Futures Contracts:
  Domestic exchanges
     Financial                             $  253,922     $   56,137    $  158,902     $   24,541
     Currencies                               149,793         33,932       135,599         14,003
     Other                                    256,903         65,150       313,889         52,653
  Foreign exchanges
     Financial                                776,088         88,046       579,698         82,452
     Other                                     11,822          6,224         4,997          2,506
Forward Contracts:
     Currencies                               371,779        393,836       441,992        326,755
                                           ----------    -----------    ----------    -----------
                                           $1,820,307     $  643,325    $1,635,077     $  502,910
                                           ----------    -----------    ----------    -----------
                                           ----------    -----------    ----------    -----------

   The following table presents the trading revenues from futures and forward contracts during the three years ended December 31, 1998:

                                               1998           1997           1996
                                            ----------     ----------     ----------
Futures Contracts:
  Domestic exchanges
     Financial                              $  363,668     $  293,170     $  269,137
     Currencies                                (48,788)       287,772        379,032
     Other                                    (825,004)       528,343        971,054
  Foreign exchanges
     Financial                               2,856,308      1,620,477      2,920,750
     Other                                      45,291        (51,877)         4,922
Forward Contracts:
     Currencies                               (437,766)       848,278      1,831,129
                                            ----------     ----------     ----------
                                            $1,953,709     $3,526,163     $6,376,024
                                            ----------     ----------     ----------
                                            ----------     ----------     ----------

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

   At December 31, 1998, 100% of the Partnership's total net assets (the 'Net Asset Value') was allocated to commodities trading. A significant portion of the Net Asset Value was held in U.S. Treasury bills (which represented approximately 71% of the Net Asset Value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the net assets is held in cash. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationship among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership's trading manager to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forward and options contracts.

   Redemptions by limited partners and the General Partner for the year ended December 31, 1998 were $2,113,186 and $21,369, respectively. Redemptions by limited partners and the General Partner from commencement of operations (October 19, 1988) through December 31, 1998 totalled $43,551,137 and $1,044,963, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The Net Asset Value per Unit as of December 31, 1998 was $452.97, an increase of 1.96% from the December 31, 1997 Net Asset Value per Unit of $444.27, which was an increase of 9.03% from the December 31, 1996 Net Asset Value per Unit of $407.47. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 281 and 315 futures funds in 1998 and 1997, returned 6.57% and 9.34%, respectively. Past performance is not necessarily indicative of future results.

   The Partnership's positive performance in 1998 was attributed to gains in the financial, energy, and grain sectors. The metal, index and currency sectors incurred losses.

   The Partnership generated significant profits in the financial sector, which provided various opportunities throughout the year. Economic and political events in the Far East drove sector performance. Positions in Japanese government bonds (JGBs) particularly benefited as investors reacted throughout the year to news concerning the Japanese government's economic stimulus package. In the third quarter, rising concerns regarding the soundness of Japanese banks and the devaluation of the Russian ruble caused a 'flight to quality' as investors moved out of stocks and into bonds.

   The Partnership's energy sector positions also achieved gains. Towards year end, crude oil prices fell to levels not seen since 1986 when OPEC failed to reach an agreement on further production cutbacks, thus profiting short positions.

   Metal sector positions, including gold, silver and copper, incurred the largest losses for the Partnership. Short silver positions incurred losses as declining warehouse inventories caused prices to rise.

   Volatility in global stock markets made for difficult trading in the index sector. As a result, the Partnership recognized losses in the Nikkei Dow (Japan), and the SFE Index (Australia). Positions in the currency sector also incurred losses particularly in response to events in the Far East. For example, impacting the currency markets were Hong Kong's severe intervention in its stock market and Japan's inability to come to terms with banking and overall economic growth problems.

   Interest income is earned on the Partnership's investment in U.S. Treasury bills and varies monthly according to interest rates, trading performance, and redemptions. Interest income from U.S. Treasury bills decreased by approximately $116,000 during the year ended December 31, 1998 as compared to 1997, but increased approximately $44,000 during the year ended December 31, 1997 as compared to 1996. The decline in interest income for 1998 as compared to 1997 was the result of fewer funds being invested in U.S. Treasury bills principally due to weak trading performance during the first half of 1998 and redemptions, as well as a decline in interest rates during 1998. The 1997 increase was primarily due to larger investments in U.S. Treasury bills in 1997 as a result of strong trading performance during the fourth quarter of 1996 and the second half of 1997, offset, in part, by redemptions.

   Commissions paid to PSI are calculated on the Partnership's Net Asset Value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Accordingly, they must be compared to the fluctuations in the monthly Net Asset Values. Commissions decreased by approximately $197,000 for the year December 31, 1998 as compared to 1997 principally due to the effect of weak trading performance during the first half of 1998 and redemptions on the monthly Net Asset Values as well as a reduction in the commissions rate from 9% to 8% during August 1998. Commissions increased by approximately $66,000 during 1997 as compared to 1996 primarily due to higher 1997 monthly Net Asset Values as a result of strong trading performance during the fourth quarter of 1996 and the second half of 1997, offset, in part, by redemptions.

   All trading decisions for the Partnership are made by John W. Henry & Company, Inc. Management fees are calculated on the Partnership's Net Asset Value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $62,000 during 1998 as compared to 1997, but increased by approximately $17,000 during 1997 as compared to 1996 primarily due to fluctuations in monthly Net Asset Values as further discussed above.

   Incentive fees are based on the New High Net Trading Profits as defined in the Advisory Agreement among the Partnership, the General Partner and the trading manager. The quarterly incentive fees earned by the trading manager during the years ended December 31, 1998, 1997 and 1996 of approximately $61,000, $161,000 and $532,000 were primarily the result of favorable trading performance during the third quarter of 1998, the second half of 1997 and the fourth quarter of 1996, respectively.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses increased by approximately $14,000 in 1998 as compared to 1997, but decreased by approximately $9,000 in 1997 as compared to 1996.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which the Partnership is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. The Partnership does not believe the effect of adoption will be material.

Year 2000 Risk

   Investment funds, like financial and business organizations and individuals around the world, depend on the smooth functioning of computer systems. The year 2000, however, holds the potential for a significant disruption in the operation of these systems. Many computer systems in use today cannot distinguish the year 2000 from the year 1900 because of the way in which dates are encoded. This is commonly known as the 'Year 2000 Problem.' The Partnership could be adversely affected if computer systems used by it or any third party with whom it has a material relationship do not properly perform date comparisons and calculations concerning dates on or after January 1, 2000, which in turn could have a negative impact on the handling or determination of trades and prices and the services provided to the Partnership.

   The Partnership has engaged third parties to perform primarily all of the services it needs. Accordingly, the Partnership's Year 2000 problems, if any, are not its own but those that center around the ability of the General Partner, Prudential Securities Incorporated, its trading manager and any other third party with whom the Partnership has a material relationship (individually, as 'Service Provider,' and collectively, the 'Service Providers') to address and correct problems that may cause their systems not to function as intended as a result of the Year 2000 Problem.

   The Partnership has received assurances from its General Partner and Prudential Securities Incorporated that they anticipate being able to continue their operations without any material adverse impact from the Year 2000 Problem. Although other Service Providers, such as the Partnership's trading manager, have not made similar representations to the Partnership, the Partnership has no reason to believe that these Service Providers will not take steps necessary to avoid any material adverse impact on the Partnership, though there can be no assurance that this will be the case. The costs or consequences of incomplete or untimely resolution of the Year 2000 Problem by the Service Providers, or by governments, exchanges, clearing houses, regulators, banks and other third parties, are unknown to the Partnership at this time, but could have a material adverse impact on the operations of the Partnership. The General Partner will promptly notify the Partnership's limited partners in the event it determines that the Year 2000 Problem will have a material adverse impact on the Partnership's operations.

   The Partnership has considered various alternatives as a contingency plan. If the Year 2000 Problems are systemic, for example, the federal government, the banking system, exchanges or utilities are affected materially, there may be no adequate contingency plan for the Partnership to follow other than to suspend operations. If the Year 2000 Problems are related to one or more of the other Service Providers selected by the Partnership, the Partnership believes that each such Service Provider is prepared to address any Year 2000 Problems which arise that could have a material adverse impact on the Partnership's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1998.

--------------------------------------------------------------------------------

  I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Diversified Futures Fund L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

by: Barbara J. Brooks
     Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per trade for the year ended December 31, 1998 was $100.

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