Form 10-K, Exhibit 13
period 1999-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 2000-03-30
CIK 833225

                                                         1999
--------------------------------------------------------------------------------
Prudential-Bache                                         Annual
Diversified Futures Fund L.P.                            Report

                       LETTER TO LIMITED PARTNERS FOR
                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

PricewaterhouseCoopers LLP (LOGO)

                                            PricewaterhouseCoopers LLP
                                            1177 Avenue of the Americas
                                            New York, NY 10036
                                            Telephone (212) 596 8000
                                            Facsimile (212) 596 8910

                       Report of Independent Accountants

To the General Partner and
Limited Partners of
Prudential-Bache Diversified Futures Fund L.P.

   In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. at December 31, 1999 and 1998, and the results of its operations for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsiblity of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
January 28, 2000

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1999             1998
----------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                   $ 2,812,735      $ 3,671,967
U.S. Treasury bills, at amortized cost                                   9,753,685       12,676,437
Net unrealized gain on open futures contracts                              435,838        1,769,800
                                                                       ------------     ------------
Total assets                                                           $13,002,258      $18,118,204
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                    $ 1,066,423      $   276,765
Accrued expenses payable                                                    61,298           56,613
Management fees payable                                                     43,063           59,976
Net unrealized loss on open forward contracts                               23,437           69,126
                                                                       ------------     ------------
Total liabilities                                                        1,194,221          462,480
                                                                       ------------     ------------
Commitments
Partners' capital
Limited partners (31,656 and 38,588 units outstanding)                  11,689,137       17,479,065
General partner (322 and 390 units outstanding)                            118,900          176,659
                                                                       ------------     ------------
Total partners' capital                                                 11,808,037       17,655,724
                                                                       ------------     ------------
Total liabilities and partners' capital                                $13,002,258      $18,118,204
                                                                       ------------     ------------
                                                                       ------------     ------------
Net asset value per limited and general partnership unit ('Units')     $    369.26      $    452.97
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              1999            1998           1997
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions         $  (218,696)    $1,684,975     $2,609,616
Change in net unrealized gain/loss on open commodity
  positions                                                 (1,288,273)       268,734        916,547
Interest from U.S. Treasury bills                              553,172        642,043        758,309
                                                           -----------     ----------     ----------
                                                              (953,797)     2,595,752      4,284,472
                                                           -----------     ----------     ----------
EXPENSES
Commissions                                                  1,272,503      1,498,431      1,695,025
Management fees                                                628,635        700,964        762,664
Incentive fees                                                      --         61,366        160,551
General and administrative                                      78,556         80,836         67,109
                                                           -----------     ----------     ----------
                                                             1,979,694      2,341,597      2,685,349
                                                           -----------     ----------     ----------
Net income (loss)                                          $(2,933,491)    $  254,155     $1,599,123
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $(2,904,139)    $  251,604     $1,583,125
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
General partner                                            $   (29,352)    $    2,551     $   15,998
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                 $    (80.12)    $     6.08     $    34.66
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
Weighted average number of limited and general
  partnership units outstanding                                 36,614         41,783         46,138
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED       GENERAL
                                                 UNITS       PARTNERS       PARTNER         TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1996             47,972     $19,351,504     $195,585     $19,547,089
Net income                                           --       1,583,125       15,998       1,599,123
Redemptions                                      (3,998)     (1,593,982)     (16,106)     (1,610,088)
                                                 ------     -----------     --------     -----------
Partners' capital--December 31, 1997             43,974      19,340,647      195,477      19,536,124
Net income                                           --         251,604        2,551         254,155
Redemptions                                      (4,996)     (2,113,186)     (21,369)     (2,134,555)
                                                 ------     -----------     --------     -----------
Partners' capital--December 31, 1998             38,978      17,479,065      176,659      17,655,724
Net loss                                             --      (2,904,139)     (29,352)     (2,933,491)
Redemptions                                      (7,000)     (2,885,789)     (28,407)     (2,914,196)
                                                 ------     -----------     --------     -----------
Partners' capital--December 31, 1999             31,978     $11,689,137     $118,900     $11,808,037
                                                 ------     -----------     --------     -----------
                                                 ------     -----------     --------     -----------
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

B. Summary of Significant Accounting Policies

Basis of accounting

   The financial statements of the Partnership are prepared in accordance with generally accepted accounting principles.

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

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Partnership adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like the Partnership which carries its assets at fair value. The adoption of SFAS No. 133 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 1999, 1998 and 1997 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 1999, 1998 and 1997 were:

                                                               1999           1998           1997
                                                            ----------------------------------------
Commissions                                                 $1,272,503     $1,498,431     $1,695,025
General and administrative                                       6,229         11,624         11,480
                                                            ----------     ----------     ----------
                                                            $1,278,732     $1,510,055     $1,706,505
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 1999 and 1998 were $4,750 and $6,853, respectively.

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

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 1999, 1998 and 1997, respectively:

                                                              1999            1998           1997
                                                           -----------------------------------------
Net income (loss) per financial statements                 $(2,933,491)    $  254,155     $1,599,123
Change in net unrealized gain/loss on nonregulated
  commodity positions                                          280,053       (198,896)        64,778
                                                           -----------     ----------     ----------
Tax basis net income (loss)                                $(2,653,438)    $   55,259     $1,663,901
                                                           -----------     ----------     ----------
                                                           -----------     ----------     ----------

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

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to: executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker), limiting the amount of margin or premium required for any one commodity or all commodities combined and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to the Advisory Agreement among the Partnership, the General Partner and the Trading Manager, the General Partner has the right, among other rights, to terminate the Trading Manager if the NAV allocated to the Trading Manager declines by 50% from the value at the beginning of any year or 40% since the commencement of trading activities. Furthermore, the Partnership Agreement provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the NAV to less than 50% of the value at commencement of trading activities. In each case, the decline in NAV is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1999, such segregated assets totalled $10,225,289. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $2,776,969 at December 31, 1999. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1999, all open forward contracts mature within three months and all open futures contracts mature within one year.

   Gross contract amounts represent the Partnership's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures or forward contract). Gross contract amounts significantly exceed future cash requirements as the Partnership intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its futures and forward contracts to be the net unrealized gain or loss on the contracts. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since the Partnership's potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   At December 31, 1998 gross contract amounts of open futures and forward contracts were:

                                                                    1998
                                                                ------------
Currency Futures:
  Commitments to purchase                                       $10,565,568
  Commitments to sell                                             4,949,313
Currency Forwards:
  Commitments to sell                                             4,219,516
Stock Index Futures:
  Commitments to purchase                                         2,037,357
Interest Rate Futures:
  Commitments to purchase                                        76,646,976
  Commitments to sell                                           146,222,704
Commodity Futures:
  Commitments to purchase                                           696,677
  Commitments to sell                                             3,973,905

   At December 31, 1999 and 1998, the fair value of open futures and forward contracts was:

                                                      1999                          1998
                                            ------------------------     --------------------------
                                             Assets      Liabilities       Assets       Liabilities
                                            --------     -----------     ----------     -----------
Futures Contracts:
  Domestic exchanges
     Stock indices                          $ 25,150      $       --     $   52,238      $       --
     Interest rates                          138,494           9,609         24,375         186,825
     Currencies                              255,065          86,970        313,683          34,663
     Commodities                             116,930          88,085        118,553          37,369
  Foreign exchanges
     Stock indices                            35,511           9,447         83,285          27,372
     Interest rates                           78,774          30,983      1,533,274          83,626
     Commodities                              18,593           7,585         17,057           2,810
Forward Contracts:
     Currencies                                6,413          29,850             --          69,126
                                            --------     -----------     ----------     -----------
                                            $674,930      $  262,529     $2,142,465      $  441,791
                                            --------     -----------     ----------     -----------
                                            --------     -----------     ----------     -----------

   The following tables present the average fair value of futures and forward contracts during the year ended December 31, 1998 and the trading revenues from futures and forward contracts during each of the two years in the period ended December 31, 1998:

                                                Average Fair Value              Trading Revenues
                                            --------------------------     --------------------------
                                              Assets       Liabilities        1998           1997
                                            ----------     -----------     ----------     -----------
Futures Contracts:
  Domestic exchanges
     Stock indices                          $   30,305      $   24,148     $ (105,976)    $    81,388
     Interest rates                            223,617          31,989        469,644         211,782
     Currencies                                149,793          33,932        (48,788)        287,772
     Commodities                               256,903          65,150       (825,004)        528,343
  Foreign exchanges
     Stock indices                             133,841          18,523       (512,695)        442,524
     Interest rates                            642,247          69,523      3,369,003       1,177,953
     Commodities                                11,822           6,224         45,291         (51,877)
Forward Contracts:
     Currencies                                371,779         393,836       (437,766)        848,278
                                            ----------     -----------     ----------     -----------
                                            $1,820,307      $  643,325     $1,953,709     $ 3,526,163
                                            ----------     -----------     ----------     -----------
                                            ----------     -----------     ----------     -----------

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

   At December 31, 1999, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 76% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Since the Partnership's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationship among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies, which include limiting margin amounts, trading only in liquid markets and utilizing stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures, forward and options contracts.

   Redemptions by limited partners and the General Partner for the year ended December 31, 1999 were $2,885,789 and $28,407, respectively. Redemptions by limited partners and the General Partner from commencement of operations (October 19, 1988) through December 31, 1999 totalled $46,436,926 and $1,073,370, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 1999 was $369.26, a decrease of 18.48% from the December 31, 1998 net asset value per Unit of $452.97, which was an increase of 1.96% from the December 31, 1997 net asset value per Unit of $444.27. The MAR (Managed Account Reports) Fund/Pool Index, which tracked the performance of 317 and 281 futures funds in 1999 and 1998, returned gains of 1.48% and 6.81%, respectively, outperforming the Partnership. Past performance is not necessarily indicative of future results.

   The Partnership's performance in 1999 was attributed to losses in the metal, financial, index, and soft sectors. The currency and energy sectors generated gains.

   In the metal sector, gold and silver positions incurred losses for the Partnership. During the first quarter, the sector rallied until events in Kosovo led to NATO military attacks on Yugoslavia resulting in losses for the Partnership. In September, the European Central Bank's (ECB) decision to limit both gold sales and lending triggered strong movement in the gold market. Gold prices rose to two-year highs over a ten-day period, causing short positions to incur losses. Silver moved in conjunction with gold as prices rallied towards the end of the third quarter and into the fourth also generating losses.

   Positions in the financial sector also recorded losses for the Partnership. Volatility in the interest rate markets throughout the first quarter led the Partnership to incur losses in the Euro 10-year bond, Japanese government bond, and LIFFE three month interest rate. As the year progressed, except for Japan, global interest rates followed the lead of the U.S. bond market as rates moved higher. In August, the Federal Open Market Committee decided to increase the U.S. federal funds rate by 25 basis points. European bond prices were weaker than the U.S. bond prices due to fear of a tightening bias and a rate hike by the ECB. However, European bonds were slightly profitable for the year, but could not outpace losses in Australian and Japanese bond positions. In particular, Japanese bond positions lost value as those markets experienced volatility throughout the year as a result of continuing economic uncertainty.

   Significant gains were achieved in the currency sector due to Swiss franc, euro, and Japanese yen positions. In the second quarter, the Swiss franc fell, profiting the Partnership, as it lost its safe haven attraction as the war ended in Kosovo and lost value versus the U.S. dollar when the Federal Reserve increased U.S. interest rates by 0.25%. Weakness in the euro continued due to deteriorating confidence in that currency and Italy's possible retraction from the European Economic Union. Consequently, the ECB was rumored to be considering an interest rate increase. With the exception of the third quarter, short euro positions provided profits throughout the year. In Japan, the economy showed signs of a recovery during the second quarter, but Japanese officials feared a premature strengthening of the yen might dampen growth. The Bank of Japan intervened at various points throughout the year by selling yen. During November, the Japanese yen surged to a 4-year high against the U.S. dollar. Consequently, from the second through the fourth quarter, long yen positions were profitable.

   Long positions in the energy sector, specifically crude oil and derivative products, provided gains as prices rose throughout 1999. In the first quarter, energy markets surged as OPEC announced substantial cuts in crude oil exports. Crude oil prices continued to rally into the second quarter as extremely hot U.S. weather drove increased utility demand during June and following statements by Saudi Arabian and Mexican oil ministers reporting a high degree of compliance with OPEC production cuts. These production cuts continued to prove beneficial for oil markets throughout the third and fourth quarters.

   Interest income is earned on the Partnership's investments in U.S. Treasury bills and varies monthly according to interest rates, as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by approximately $89,000 during 1999 as compared to 1998, and decreased approximately $116,000 during 1998 as compared to 1997. These declines in interest income were the result of fewer funds being invested in U.S. Treasury bills principally due to weak trading performance during 1999 and the first half of 1998 and redemptions, as well as lower overall interest rates in 1999 versus 1998 and 1998 versus 1997.

   Commissions paid to PSI are calculated on the Partnership's net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by approximately $226,000 during 1999 as compared to 1998, and decreased approximately $197,000 during 1998 as compared to 1997. These declines were primarily due to the effect of weak trading performance during 1999 and the first half of 1998 and redemptions on the monthly net asset values, as well as a reduction in the commissions rate from 9% to 8% during August 1998.

   All trading decisions for the Partnership are made by John W. Henry & Company, Inc. Management fees are calculated on the Partnership's net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by approximately $72,000 during 1999 as compared to 1998, and decreased by approximately $62,000 during 1998 as compared to 1997 primarily due to fluctuations in monthly net asset values as further discussed above.

   Incentive fees are based on the New High Net Trading Profits generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. The quarterly incentive fees earned by the Trading Manager during the years ended December 31, 1998 and 1997 of approximately $61,000 and $161,000, respectively, were primarily the result of favorable trading performance during the third quarter of 1998 and the second half of 1997. No incentive fees were earned during the year ended December 31, 1999.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses decreased by approximately $2,000 in 1999 as compared to 1998, but increased by approximately $14,000 in 1998 as compared to 1997.

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Partnership adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like the Partnership which carries its assets at fair value. The adoption of SFAS No. 133 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

Year 2000 Risk

   The arrival of year 2000 was much anticipated and raised serious concerns about whether or not computer systems around the world would continue to function properly and the degree of 'Year 2000 Problems' that would have to be resolved.

   The Partnership engages third parties to perform primarily all of the services it needs and also relies on other third parties such as governments, exchanges, clearinghouses, vendors and banks. The Partnership has not experienced any material adverse impact on operations related to Year 2000 Problems. While the Partnership believes that it has mitigated its Year 2000 risk, The Partnership cannot guarantee that an as yet unknown Year 2000 failure will not have a material adverse effect on the Partnership's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1999.

                               OTHER INFORMATION

      The actual round-turn equivalent of brokerage commissions paid per trade for the year ended December 31, 1999 was $91.

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