Form 10-K, Exhibit 13
period 2000-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 2001-03-29
CIK 833225

                                                         2000
--------------------------------------------------------------------------------
Prudential-Bache
Diversif ied Futures Fund L.P.                           Annual
                                                         Report

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

                                                                     March 2001

Letter to Limited Partners

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

   In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. at December 31, 2000 and 1999, and the results of its operations for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 26, 2001
                                      2

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           2000             1999
----------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                   $ 1,544,092      $ 2,812,735
U.S. Treasury bills, at amortized cost                                   6,321,898        9,753,685
Net unrealized gain on open futures contracts                            1,298,515          435,838
Unrealized gain on open forward contracts                                  104,126          --
                                                                       ------------     ------------
Total assets                                                           $ 9,268,631      $13,002,258
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                    $   168,483      $ 1,066,423
Accrued expenses payable                                                    55,913           61,298
Management fees payable                                                     15,355           43,063
Net unrealized loss on open forward contracts                              --                23,437
                                                                       ------------     ------------
Total liabilities                                                          239,751        1,194,221
                                                                       ------------     ------------
Commitments
Partners' capital
Limited partners (24,192 and 31,656 units outstanding)                   8,938,357       11,689,137
General partner (245 and 322 units outstanding)                             90,523          118,900
                                                                       ------------     ------------
Total partners' capital                                                  9,028,880       11,808,037
                                                                       ------------     ------------
Total liabilities and partners' capital                                $ 9,268,631      $13,002,258
                                                                       ------------     ------------
                                                                       ------------     ------------
Net asset value per limited and general partnership unit ('Units')     $    369.48      $    369.26
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
        The accompanying notes are an integral part of these statements.

                                      3

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                              2000            1999            1998
-----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions         $  (608,940)    $  (218,696)    $1,684,975
Change in net unrealized gain/loss on open commodity
  positions                                                    990,240      (1,288,273)       268,734
Interest from U.S. Treasury bills                              384,889         553,172        642,043
                                                           -----------     -----------     ----------
                                                               766,189        (953,797)     2,595,752
                                                           -----------     -----------     ----------
EXPENSES
Commissions                                                    726,924       1,272,503      1,498,431
Management fees                                                322,046         628,635        700,964
Incentive fees                                                      --              --         61,366
General and administrative                                      67,407          78,556         80,836
                                                           -----------     -----------     ----------
                                                             1,116,377       1,979,694      2,341,597
                                                           -----------     -----------     ----------
Net income (loss)                                          $  (350,188)    $(2,933,491)    $  254,155
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                           $  (346,685)    $(2,904,139)    $  251,604
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
General partner                                            $    (3,503)    $   (29,352)    $    2,551
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                 $    (12.57)    $    (80.12)    $     6.08
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
Weighted average number of limited and general
  partnership units outstanding                                 27,857          36,614         41,783
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------
-----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED       GENERAL
                                                 UNITS       PARTNERS       PARTNER         TOTAL
----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1997             43,974     $19,340,647     $195,477     $19,536,124
Net income                                                      251,604        2,551         254,155
Redemptions                                      (4,996)     (2,113,186)     (21,369)     (2,134,555)
                                                 ------     -----------     --------     -----------
Partners' capital--December 31, 1998             38,978      17,479,065      176,659      17,655,724
Net loss                                                     (2,904,139)     (29,352)     (2,933,491)
Redemptions                                      (7,000)     (2,885,789)     (28,407)     (2,914,196)
                                                 ------     -----------     --------     -----------
Partners' capital--December 31, 1999             31,978      11,689,137      118,900      11,808,037
Net loss                                                       (346,685)      (3,503)       (350,188)
Redemptions                                      (7,541)     (2,404,095)     (24,874)     (2,428,969)
                                                 ------     -----------     --------     -----------
Partners' capital--December 31, 2000             24,437     $ 8,938,357     $ 90,523     $ 9,028,880
                                                 ------     -----------     --------     -----------
                                                 ------     -----------     --------     -----------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                                       4

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

   All trading decisions for the Partnership since its inception have been made by John W. Henry & Company, Inc. (the 'Trading Manager'). The Trading Manager manages the Partnership's assets pursuant to three of its proprietary trading programs: the Original Investment Program, the Financial and Metals Portfolio Program, and the World Financial Perspective Program. The allocation of Partnership's assets amongst each of the three trading programs will continuously change as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership's trading policies.

B. Summary of Significant Accounting Policies

Basis of accounting

   The financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the General Partner to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

Profit and loss allocations, distributions and redemptions

   Net income or loss for tax purposes shall generally be allocated first to partners who redeem Units to the extent the redeemed amount is greater than or less than those partners' tax capital accounts at the beginning of the year. Net income or loss remaining after these allocations are allocated to each partner in proportion to such partner's tax capital account at year-end. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner's number of Units outstanding during the quarter.

   Distributions (other than on redemptions of Units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

   The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any calendar quarter at the then current net asset value per Unit.

New Accounting Guidance

   In June 2000, the Financial Accounting Standards Board ('FASB') issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133 ('SFAS 138'), which became effective for the Partnership on July 1, 2000. SFAS 138 amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS 138 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

C. Costs, Fees and Expenses

Commissions

   The General Partner, on behalf of the Partnership, entered into an agreement with PSI to act as commodity broker for the Partnership. Effective August 1, 1998, the Partnership pays PSI commissions at a flat rate of 2/3 of 1% per month (8% annually) of the Partnership's NAV as of the first day of each month. Prior to August 1998, the Partnership paid commissions at a flat rate of 3/4 of 1% per month (9% annually).

Management and incentive fees

   The Partnership pays the Trading Manager a monthly management fee and a quarterly incentive fee. Effective October 1, 2000, the Advisory Agreement among the Partnership, the General Partner and the Trading Manager was amended (hereafter referred to as the 'Amended Advisory Agreement'). The Amended Advisory Agreement reduces the monthly management fee paid to the Trading Manager from 1/3 of 1% (4% annually) of the Partnership's NAV as of the end of each month to 1/6 of 1% (2% annually). Additionally, if the Trading Manager achieves 'New High Net Trading Profits' (as defined in the Amended Advisory Agreement), the Trading Manager will earn a 20% incentive fee as compared to a 15% incentive fee previously paid.

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 2000, 1999 and 1998 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 2000, 1999 and 1998 were:

                                                               2000           1999           1998
                                                            ----------------------------------------
Commissions                                                 $  726,924     $1,272,503     $1,498,431
General and administrative                                       9,193          6,229         11,624
                                                            ----------     ----------     ----------
                                                            $  736,117     $1,278,732     $1,510,055
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 2000 and 1999 were $2,174 and $2,376, respectively.

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

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 2000, 1999 and 1998, respectively:

                                                              2000            1999            1998
                                                           ------------------------------------------
Net income (loss) for financial reporting purposes         $  (350,188)    $(2,933,491)    $  254,155
Change in net unrealized gain/loss on nonregulated
  commodity positions                                          (81,657)        280,053       (198,896)
                                                           -----------     -----------     ----------
Tax basis net income (loss)                                $  (431,845)    $(2,653,438)    $   55,259
                                                           -----------     -----------     ----------
                                                           -----------     -----------     ----------

   The differences between the tax and book capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F. Derivative Instruments and Associated Risks

   The Partnership is exposed to various types of risk associated with the derivative instruments and related markets in which it invests. These risks include, but are not limited to, risk of loss from fluctuations in the value of derivative instruments held (market risk) and the inability of counterparties to perform under the terms of the Partnership's investment activities (credit risk).

Market risk

   Trading in futures and forward (including foreign exchange transactions) contracts involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of the Partnership's net assets being traded, significantly exceeds the Partnership's future cash requirements since the Partnership intends to close out its open positions prior to settlement. As a result, the Partnership is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its derivative instruments to be the net unrealized gain or loss on the contracts. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when the Partnership enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes the Partnership to unlimited risk.

   Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments the Partnership holds and the liquidity and inherent volatility of the markets in which the Partnership trades.

Credit risk

   When entering into futures or forward contracts, the Partnership is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded in the United States and on most foreign futures exchanges is the clearinghouse associated with such exchanges. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the nonperformance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, the sole counterparty to the Partnership's forward transactions is PSI, the Partnership's commodity broker. The Partnership has entered into a master netting agreement with PSI and, as a result, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty nonperformance of all of the Partnership's contracts is the net unrealized gain included in the statements of financial condition. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to the Partnership.

   The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies which include, but are not limited to: executing and clearing all trades with creditworthy counterparties; limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to the Advisory Agreement among the Partnership, the General Partner and the Trading Manager, the General Partner has the right, among other rights, to terminate the Trading Manager if the NAV allocated to the Trading Manager declines by 50% from the value at the beginning of any year or 40% since the commencement of trading activities. Furthermore, the Partnership Agreement provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the NAV to less than 50% of the value at commencement of trading activities. In each case, the decline in NAV is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 2000, such segregated assets totalled $5,401,393. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $3,763,112 at December 31, 2000. There are no segregation requirements for assets related to forward trading.

   As of December 31, 2000, all open forward contracts mature within three months and all open futures contracts mature within one year.

   At December 31, 2000 and 1999, the fair value of open futures and forward contracts was:

                                                       2000                          1999
                                            --------------------------     ------------------------
                                              Assets       Liabilities      Assets      Liabilities
                                            ----------     -----------     --------     -----------
Futures Contracts:
  Domestic exchanges
     Stock indices                          $   52,400      $  --          $ 25,150      $       --
     Interest rates                            318,039         --           138,494           9,609
     Currencies                                524,418          19,490      255,065          86,970
     Commodities                               141,268          52,292      116,930          88,085
  Foreign exchanges
     Stock indices                              99,811          11,139       35,511           9,447
     Interest rates                            238,598         --            78,774          30,983
     Commodities                                21,306          14,404       18,593           7,585
Forward Contracts:
     Currencies                                104,126         --             6,413          29,850
                                            ----------     -----------     --------     -----------
                                            $1,499,966      $   97,325     $674,930      $  262,529
                                            ----------     -----------     --------     -----------
                                            ----------     -----------     --------     -----------

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

   At December 31, 2000, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 69% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Since the Partnership's business is to trade futures and forward contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of the Partnership's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The General Partner attempts to minimize these risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies, which include limiting margin amounts, trading only in liquid markets and permitting the use of stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership's futures and forward contracts.

   Redemptions by limited partners and the General Partner for the year ended December 31, 2000 were $2,404,095 and $24,874, respectively. Redemptions by limited partners and the General Partner from commencement of operations (October 19, 1988) through December 31, 2000 totalled $48,841,021 and $1,098,244, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 2000 was $369.48, an increase of 0.06% from the December 31, 1999 net asset value per Unit of $369.26, which was a decrease of 18.48% from the December 31, 1998 net asset value per Unit of $452.97. The MAR (Managed Account Reports) Fund/Pool Index, which tracks the performance of approximately 300 futures funds, returned gains of 9.41% and 1.48%, respectively. Past performance is not necessarily indicative of future results.

   The Partnership had gross trading gains/(losses) of $381,000, ($1,507,000) and ($1,954,000) for the years ended December 31, 2000, 1999 and 1998, respectively. Due to the nature of the Partnership's trading activities, a year to year comparison of its trading results is not meaningful. However, a detailed discussion of the Partnership's current year trading results is presented below.

   The Partnership's relatively flat performance in 2000 was attributed to losses in the interest rate, metal, currency and stock indices sectors offset by gains recognized in the energy sector.

   Global bond markets began 2000 on a strong note. The U.S. Federal Reserve, European Central Bank, Bank of England, Reserve Bank of Australia, and Bank of Canada increased interest rates in early February. These rate increases shared motivation of strong economic growth and concerns about inflation. Despite rate hikes and news of robust worldwide economic growth, global bond markets continued to rally partially due to investors seeking refuge from volatile equity markets. Short U.S., Japanese and euro bond positions resulted in losses during the first three quarters of the year. Negative equity performance throughout the fourth quarter and mounting fears of a global economic slowdown contributed to a bond market rally towards year end as investors continued their flight to quality from the stock market. Prices of long- and short-term interest rate instruments rose, but gains from long U.S., Japanese and euro bond positions during the last quarter were not sufficient to offset losses incurred during the previous three quarters.

   Short metal positions incurred losses for the Partnership throughout most of the year as strong demand and fears of inflation drove prices higher. In addition, the high cost of energy, which is used in the production of base metals, caused a decrease in metal supply driving prices higher and incurring losses for short positions.

   The euro began 2000 lower versus the U.S. dollar, Japanese yen and British pound before rallying slightly in June as a result of solid European economic data and sentiment that the currency was undervalued. Despite a brief rally after intervention by the European Central Bank and other G-7 central banks to boost the failing euro in September, the euro settled back down more than $0.02 below its intervention peaks. The euro reversed its downtrend during the fourth quarter as it rose against the U.S. dollar and Japanese yen resulting in gains for long positions. Gains in the euro were not sufficient to overcome losses in other currency positions. The Japanese yen rallied sharply, gaining on the U.S. dollar and most other currencies in the final months of Japan's fiscal year (which ended March 31st) resulting in losses for short positions. This was attributed to positive sentiment regarding Japan's economy. In May, the yen rose slightly against the U.S. dollar supported by expectations of a possible change in the Bank of Japan's (BOJ) zero-interest rate policy and continued to rise when the BOJ increased short-term interest rates in August incurring losses for short positions. Political and economic uncertainty in Japan during the fourth quarter caused the yen to fall against the U.S. dollar and short Japanese yen positions resulted in gains. Fourth quarter gains were not sufficient to offset losses incurred during the first three quarters of the year. The Australian dollar and British pound were among other currencies that rose against the U.S. dollar in the fourth quarter due to a weakening U.S. economy incurring losses in short positions.

   Extreme volatility in world financial markets during the first half of 2000 led to lack of trending opportunities, which resulted in losses for positions in stock indices. During the second half, equity markets experienced continued volatility, but markets trended downward as global economies began to show signs of slowing down. Most major indices ended the year lower incurring losses for long positions.

   Energy prices climbed throughout January and February and into the first week of March. Prices of crude oil futures rose above $33 a barrel, the highest level for a front-month (the most liquid) contract since the Gulf War in 1991. The energy sector reached a high early in March just prior to OPEC's agreement to increase production sufficiently to stabilize prices. Political pressure by the United States, along with a desire among OPEC members to maintain crude oil prices in the range of $22-$28 per barrel, prompted the cartel to announce a production increase and crude oil prices reversed downward. Increased demand and low supplies caused oil prices to surge once again during the second quarter resulting in gains for long energy positions. Energy markets ended a year long uptrend with natural gas surging to an all time high in December as low supplies were strained by unusually cold temperatures in the U.S. Long positions in heating oil and crude oil resulted in gains.

   Interest income is earned on the Partnership's investments in U.S. Treasury bills and varies monthly according to interest rates, as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by $168,000 during 2000 as compared to 1999, and decreased $89,000 during 1999 as compared to 1998. These declines in interest income were the result of fewer funds being invested in U.S. Treasury bills as a result of redemptions and weak trading performance during most of 2000 and 1999. The decline in interest income in 2000 versus 1999 was partially offset by higher overall interest rates in 2000.

   Commissions paid to PSI are calculated on the Partnership's net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by $546,000 during 2000 as compared to 1999, and decreased $226,000 during 1999 as compared to 1998. These declines were primarily due to the effect of redemptions and weak trading performance during most of 2000 and 1999 on the monthly net asset values. Additionally, the August 1998 reduction in the commissions rate from 9% to 8% resulted in a decrease in commissions from 1998 levels.

   All trading decisions for the Partnership are made by John W. Henry & Company, Inc. Management fees are calculated on the Partnership's net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by $307,000 during 2000 as compared to 1999, and decreased by $72,000 during 1999 as compared to 1998 primarily due to fluctuations in monthly net asset values as further discussed above. Additionally, management fees further declined during 2000 with the reduction in the annual management fee rate from 4% to 2% effective October 2000.

   Incentive fees are based on the 'New High Net Trading Profits' generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. The quarterly incentive fees earned by the Trading Manager during the year ended December 31, 1998 of $61,000 was primarily the result of favorable trading performance during the third quarter of 1998. No incentive fees were earned during the years ended December 31, 2000 and 1999.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses decreased by $11,000 in 2000 as compared to 1999, and decreased by $2,000 in 1999 as compared to 1998.

New Accounting Guidance

   In June 2000, FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133 ('SFAS 138'), which became effective for the Partnership on July 1, 2000. SFAS 138 amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS 138 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 2000.

                               OTHER INFORMATION

      The actual round-turn equivalent of brokerage commissions paid per trade for the year ended December 31, 2000 was $78.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache Diversified Futures Fund L.P.
        P.O. Box 2016
        Peck Slip Station
        New York, NY 10272-2016

Peck Slip Station                   PRESORTED
P.O. Box 2016                       STANDARD
New York, NY 10272-2016           U.S. POSTAGE
                                      PAID
                                  Automatic Mail
PBDF1/171534