Form 10-K, Exhibit 13
period 2001-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 2002-03-29
CIK 833225

                                                         2001
-------------------------------------------------------------------------------
Prudential-Bache                                         Annual
Diversif ied Futures Fund L.P.                           Report

                         LETTER TO LIMITED PARTNERS FOR
                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

PricewaterhouseCoopers LLP (LOGO)

                                                    PricewaterhouseCoopers LLP
                                                    1177 Avenue of the Americas
                                                    New York, NY 10036
                                                    Telephone (646) 471-4000
                                                    Facsimile  (646) 471-4100

                       Report of Independent Accountants

To the General Partner and
Limited Partners of
Prudential-Bache Diversified Futures Fund L.P.

In our opinion, the accompanying statements of financial condition, including the condensed schedule of investments, and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. at December 31, 2001 and 2000, and the results of its operations and changes in partners capital for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
January 25, 2001

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           2001             2000
----------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                    $1,121,322       $1,544,092
U.S. Treasury bills, at amortized cost (pledged at broker)               6,158,272        6,321,898
Net unrealized gain (loss) on open futures contracts                       (75,165)       1,298,515
Net unrealized gain on open forward contracts                              372,723          104,126
                                                                       ------------     ------------
Total assets                                                            $7,577,152       $9,268,631
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                     $  229,702       $  168,483
Accrued expenses payable                                                    55,799           55,913
Management fees payable                                                     12,536           15,355
                                                                       ------------     ------------
Total liabilities                                                          298,037          239,751
                                                                       ------------     ------------
Commitments
Partners' capital
Limited partners (21,709 and 24,192 units outstanding)                   7,206,088        8,938,357
General partner (220 and 245 units outstanding)                             73,027           90,523
                                                                       ------------     ------------
Total partners' capital                                                  7,279,115        9,028,880
                                                                       ------------     ------------
Total liabilities and partners' capital                                 $7,577,152       $9,268,631
                                                                       ------------     ------------
                                                                       ------------     ------------
Net asset value per limited and general partnership unit ('Units')      $   331.94       $   369.48
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
       The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       CONDENSED SCHEDULE OF INVESTMENTS
                              At December 31, 2001

                                                                       Amortized Cost
                                                                         as a % of           Amortized
Face Amount            Investments in U.S. Treasury Bills            Partners' Capital          Cost
-------------------------------------------------------------------------------------------------------
$  6,159,000     U.S. Treasury bills--matures January 3, 2002                84.6%           $6,158,272
                                                                           ------            ----------
                                                                           ------            ----------

                                                                Net Unrealized
                                                                  Gain (Loss)
                                                                   as a % of              Net Unrealized
Futures and Forward Contracts                                 Partnership Capital           Gain (Loss)
---------------------------------------------------------------------------------------------------------
Futures contracts purchased:
  Stock Indices                                                                              $  21,343
  Interest rates                                                                               (11,867)
  Commodities                                                                                  (60,085)
                                                                                          ---------------
     Net unrealized loss on futures contracts purchased              (0.69)%                   (50,609)
                                                                                          ---------------
Futures contracts sold:
  Interest rates                                                                                84,922
  Commodities                                                                                 (109,478)
                                                                                          ---------------
     Net unrealized loss on futures contracts sold                   (0.34)%                   (24,556)
                                                                    ------                ---------------
Net unrealized loss on futures contracts                             (1.03)%                 $ (75,165)
                                                                    ------                ---------------
                                                                    ------                ---------------
Forward contracts purchased:
  Net unrealized loss on forward contracts purchased                 (0.20)%                 $ (14,723)
                                                                                          ---------------
Forward contracts sold:
  Japanese yen/U.S. dollar cross rates                                5.28%                    384,460
  Other                                                               0.04%                      2,986
                                                                    ------                ---------------
  Net unrealized gain on forward contracts sold                       5.32%                    387,446
                                                                    ------                ---------------
Net unrealized gain on forward contracts                              5.12%                  $ 372,723
                                                                    ------                ---------------
                                                                    ------                ---------------
Settlement Currency--Futures Contracts
  British pound                                                       0.23%                  $  17,085
  Australian dollar                                                   0.25%                     18,293
  Canadian dollar                                                     0.07%                      5,041
  Euro                                                                1.30%                     94,979
  Japanese yen                                                       (0.38)%                   (28,503)
  U.S. dollar                                                        (2.50)%                  (182,060)
                                                                    ------                ---------------
     Total                                                           (1.03)%                 $ (75,165)
                                                                                          ---------------
                                                                                          ---------------
Settlement Currency--Forward Contracts
     U.S. dollar                                                      5.12%                  $ 372,723
                                                                    ------                ---------------
                                                                    ------                ---------------
---------------------------------------------------------------------------------------------------------
        The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                              2001            2000           1999
-----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions         $   942,652     $ (608,940)    $  (218,696)
Change in net unrealized gain/loss on open commodity
  positions                                                 (1,105,083)       990,240      (1,288,273)
Interest from U.S. Treasury bills                              241,676        384,889         553,172
                                                           -----------     ----------     -----------
                                                                79,245        766,189        (953,797)
                                                           -----------     ----------     -----------
EXPENSES
Commissions                                                    673,546        726,924       1,272,503
Management fees                                                167,283        322,046         628,635
General and administrative                                      69,212         67,407          78,556
                                                           -----------     ----------     -----------
                                                               910,041      1,116,377       1,979,694
                                                           -----------     ----------     -----------
Net loss                                                   $  (830,796)    $ (350,188)    $(2,933,491)
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
ALLOCATION OF NET LOSS
Limited partners                                           $  (821,857)    $ (346,685)    $(2,904,139)
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
General partner                                            $    (8,939)    $   (3,503)    $   (29,352)
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
NET LOSS PER WEIGHTED AVERAGE LIMITED AND GENERAL
PARTNERSHIP UNIT
Net loss per weighted average limited and general
  partnership unit                                         $    (35.46)    $   (12.57)    $    (80.12)
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
Weighted average number of limited and general
  partnership units outstanding                                 23,432         27,857          36,614
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
-----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED        GENERAL
                                                 UNITS       PARTNERS        PARTNER         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1998             38,978     $17,479,065     $ 176,659     $17,655,724
Net loss                                                     (2,904,139)      (29,352)     (2,933,491)
Redemptions                                      (7,000)     (2,885,789)      (28,407)     (2,914,196)
                                                 ------     -----------     ---------     -----------
Partners' capital--December 31, 1999             31,978      11,689,137       118,900      11,808,037
Net loss                                                       (346,685)       (3,503)       (350,188)
Redemptions                                      (7,541)     (2,404,095)      (24,874)     (2,428,969)
                                                 ------     -----------     ---------     -----------
Partners' capital--December 31, 2000             24,437       8,938,357        90,523       9,028,880
Net loss                                                       (821,857)       (8,939)       (830,796)
Redemptions                                      (2,508)       (910,412)       (8,557)       (918,969)
                                                 ------     -----------     ---------     -----------
Partners' capital--December 31, 2001             21,929     $ 7,206,088     $  73,027     $ 7,279,115
                                                 ------     -----------     ---------     -----------
                                                 ------     -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
       The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Diversified Futures Fund L.P. (the 'Partnership') is a Delaware limited partnership formed on May 25, 1988 which will terminate on December 31, 2007 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On October 19, 1988, the Partnership completed its offering having raised $30,107,800 from the sale of 297,468 units of limited partnership interest and 3,610 units of general partnership interest (collectively, 'Units') and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the 'General Partner'), which is an affiliate of Prudential Securities Incorporated ('PSI'), the Partnership's commodity broker. Both the General Partner and PSI are indirect wholly owned subsidiaries of Prudential Financial, Inc. The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

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

   To the extent practicable, the Partnership invests a significant portion of its NAV in U.S. Treasury bills, which are often used to fulfill margin requirements. U.S. Treasury bills are recorded in the financial statements on a trade date basis and are carried at amortized cost, which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

   The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net loss per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year-end, adjusted proportionately for Units redeemed based on their respective time outstanding during such year.

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

Financial Reporting by Commodity Pools

   During March 2001, the Accounting Standards Executive Committee ('AcSEC') issued Statement of Position ('SOP') 01-1, Amendment to Scope of Statement of Position 95-2, Financial Reporting by Nonpublic Investment Partnerships, to Include Commodity Pools, which is effective for financial statements issued for periods ending after December 15, 2001. This SOP amends SOP 95-2, Financial Reporting by Nonpublic Investment Partnerships, to include within its scope commodity pools such as the Partnership. Under the new requirements, the Partnership is required to present a condensed schedule of investments and certain other information in accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide 'Audits of Investment Companies.' The adoption of the requirements of SOP 01-1 has not had a material effect on the Partnership's financial position or results of operations.

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

General and administrative expenses

   In addition to the costs, fees and expenses previously discussed, the Partnership reimburses the General Partner and its affiliates for certain Partnership operating expenses payable by, or allocable to, the Partnership. The nature of reimbursed expenses from the Partnership is limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 2001, 2000 and 1999 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 2001, 2000 and 1999 were:

                                                                 2001         2000          1999
                                                               ------------------------------------
Commissions                                                    $673,546     $726,924     $1,272,503
General and administrative                                        7,525        9,193          6,229
                                                               --------     --------     ----------
                                                               $681,071     $736,117     $1,278,732
                                                               --------     --------     ----------
                                                               --------     --------     ----------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 2001 and 2000 were $3,298 and $2,174, respectively.

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

E. Income Taxes

   The following is a reconciliation of net loss for financial reporting purposes to net loss for tax reporting purposes for the years ended December 31, 2001, 2000 and 1999, respectively:

                                                               2001          2000           1999
                                                             ---------------------------------------
Net loss for financial reporting purposes                    $(830,796)    $(350,188)    $(2,933,491)
Change in net unrealized (gain) loss on nonregulated
  commodity positions                                          192,066       (81,657)        280,053
                                                             ---------     ---------     -----------
Tax basis net loss                                           $(638,730)    $(431,845)    $(2,653,438)
                                                             ---------     ---------     -----------
                                                             ---------     ---------     -----------

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

Market risk

   Trading in futures and forward contracts (including foreign exchange) involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of the Partnership's net assets being traded, significantly exceeds the Partnership's future cash requirements since the Partnership intends to close out its open positions prior to settlement. As a result, the Partnership is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its derivative instruments to be the net unrealized gain or loss on the contracts. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when the Partnership enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes the Partnership to unlimited risk.

   Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments the Partnership holds and the liquidity and inherent volatility of the markets in which the Partnership trades.

Credit risk

   When entering into futures or forward contracts, the Partnership is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded in the United States and on most foreign futures exchanges is the clearinghouse associated with such exchanges. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the nonperformance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, the sole counterparty to the Partnership's forward transactions is PSI, the Partnership's commodity broker. The Partnership has entered into a master netting agreement with PSI and, as a result, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty non-performance of all of the Partnership's contracts is the net unrealized gain included in the statements of financial condition. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to the Partnership.

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

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading (subject to the opt out provisions discussed below) and is not to commingle such assets with other assets of PSI. At December 31, 2001, such segregated assets totalled $4,298,458. Part 30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $2,905,971 at December 31, 2001. There are no segregation requirements for assets related to forward trading.

   The CFTC promulgated rules that allow futures commission merchants to permit certain customers, including the Partnership, to opt out of segregation with regard to trading on certain exchanges, but PSI has not done so to date. If the Partnership were to opt out, its funds could be held in a broader, and potentially riskier, range of investments than are allowed for segregated funds.

   As of December 31, 2001, all open forward contracts mature within three months and all open futures contracts mature within one year.

   At December 31, 2000, the fair value of open futures and forward contracts was:

                                                       2000
                                            --------------------------
                                              Assets       Liabilities
                                            ----------     -----------
Futures Contracts:
  Domestic exchanges
     Stock indices                          $   52,400       $    --
     Interest rates                            318,039            --
     Currencies                                524,418        19,490
     Commodities                               141,268        52,292
  Foreign exchanges
     Stock indices                              99,811        11,139
     Interest rates                            238,598        --
     Commodities                                21,306        14,404
Forward Contracts:
     Currencies                                104,126            --
                                            ----------     -----------
                                            $1,499,966       $97,325
                                            ----------     -----------
                                            ----------     -----------

G. Financial Highlights

                                                                                    Year-To-Date
                                                                                        2001
                                                                                    ------------
   Performance per Unit
     Net asset value, beginning of period                                             $ 369.48
                                                                                    ------------
     Net realized loss and change in net unrealized gain/loss on commodity
        transactions                                                                     (8.97)
     Interest from U.S. Treasury bills                                                   10.24
     Expenses                                                                           (38.81)
                                                                                    ------------
     Net decrease for the period                                                        (37.54)
                                                                                    ------------
     Net asset value, end of period                                                   $ 331.94
                                                                                    ------------
                                                                                    ------------
   Total return                                                                         (10.16)%
   Ratio to average net assets
     Interest income                                                                      2.89%
     Expenses                                                                            10.90%

   These financial highlights represent the overall results of the Partnership during 2001. An individual partner's actual results may differ depending on the timing of redemptions.

-------------------------------------------------------------------------------

  I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Diversified Futures Fund L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

by: Barbara J. Brooks
     Chief Financial Officer
-------------------------------------------------------------------------------

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

   At December 31, 2001, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 82% of the net asset value prior to redemptions payable) and cash, which are used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

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

   Redemptions by limited partners and the General Partner for the year ended December 31, 2001 were $910,412 and $8,557, respectively. Redemptions by limited partners and the General Partner from commencement of operations (October 19, 1988) through December 31, 2001 totalled $49,751,433 and $1,106,806, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 2001 was $331.94, a decrease of 10.16% from the December 31, 2000 net asset value per Unit of $369.48, which was an increase of 0.06% from the December 31, 1999 net asset value per Unit of $369.26. The Zurich Fund/Pool Qualified Universe Index (formerly the MAR Fund/Pool Index), which tracked the performance of 272 futures funds at December 31, 2001 and returned 7.52% and 9.41% for the years ended December 31, 2001 and 2000, respectively. Past performance is not necessarily indicative of future results.

   The Partnership had gross trading gains/(losses) of $(162,000), $381,000 and ($1,507,000) for the years ended December 31, 2001, 2000 and 1999, respectively. Due to the nature of the Partnership's trading activities, a year to year comparison of its trading results is not meaningful. However, a detailed discussion of the Partnership's current year trading results is presented below.

   Net losses for the Partnership were experienced in the energy, metals, currency, grain and softs sectors. Profits were the result of net gains in the index and interest rate sector.

   Energy prices generally remained high throughout most of the first quarter of 2001. Crude oil prices increased in January as OPEC announced a likely 5% cut in production. During the second quarter, energy prices fell in response to growing inventory levels of crude oil and related products. Energy prices peaked sharply immediately after the September 11th attacks amid worries of a potential interruption in supplies. Prices soon reversed course as concerns of decreased demand caused by a global economic recession outweighed fears of scarcity. Two weeks after the attacks, oil prices plunged more than 12% to a 22-month low of $23 a barrel. OPEC leaders announced that with prices within their $22 to $28 a barrel target, they saw no need to alter output and assured that there will be no disruption in supplies. Fear of continued terrorist attacks, sluggish economies and mild winter weather continued to limit growth in global demand for oil during the fourth quarter. A coordinated cut in oil output by OPEC and non-OPEC producers was agreed upon as OPEC tried to regain control of crude oil prices. Crude and heating oil positions incurred losses during the first and third quarters of the year resulting in net losses for the fund in this sector.

   Gold prices rallied to a ten-month high in May before reversing course amid rumors that Russia would sell a portion of its gold reserve. Long gold positions incurred losses. Metal prices fell throughout the fourth quarter amid decreased demand due to weak global economic conditions. Long positions in silver, aluminum and gold resulted in losses.

   In foreign exchange markets, the U.S. dollar rose slightly against many foreign currencies during the first half of the year, reflecting expectations that some of those economies might be adversely affected by slower economic growth in the United States. Additionally, the U.S. dollar strengthened as investors around the globe felt that it was the safest currency in this time of economic uncertainty resulting in losses for long Australian dollar positions during the second quarter. Short Japanese yen positions resulted in gains as well as the yen fell due to continued signs of weakness in the Japanese economy and expectations that the Bank of Japan would reinstate its zero-interest rate policy. The U.S. dollar fell against most major currencies during the third quarter, particularly the Japanese yen, the euro and the Swiss franc. The U.S. dollar's downward trend against many currencies accelerated after September 11th. As a result of the attacks, many investors switched exposure from the U.S. dollar to other currencies which rose against the U.S. dollar. The U.S. dollar strengthened slightly towards year-end amid hopes of an economic recovery in the U.S.

   Equity markets performed poorly across the board during the first half of the year as foreign stock markets generally followed the downtrend of the U.S. markets. Technology stocks led this market downturn and the NASDAQ fell to its lowest level in nearly two years. Losses in the Dow Jones and NASDAQ brought these indexes under the key 10,000 and 2,000 levels, respectively, with the DAX, FTSE, CAC-40 and Nikkei experiencing similar losses. Short NASDAQ and London FTSE positions resulted in gains during the fist half of the year. The terrorist attacks of September 11th further weakened sluggish U.S. and global economies plunging equity markets downward throughout the world in the week following the attacks. The Dow Jones industrial average suffered its worst percentage loss since the Great Depression due to uncertainty about how the economy would perform as a result of these attacks and other threats of terrorism. U.S. equity indexes recovered somewhat at the end of September as interest rate cuts by the U.S. Federal Reserve (the 'Fed') and fiscal stimuli by Congress combined to stimulate an economic rebound. Global equity markets followed suit rebounding from earlier lows as well. U.S. and global equity markets rallied in November amid positive developments in the war in Afghanistan and sentiment that the U.S. economy may be emerging from its recession. Equity markets reversed in December providing a negative return for the second consecutive year. Losses incurred in equity index positions during the second and fourth quarters were offset by gains during the rest of the year, producing net gains for the index sector.

   In light of the rapid weakening in economic expansion and deterioration in business and consumer confidence, the Fed followed a relatively aggressive policy, lowering interest rates three times during the first quarter of 2001. Other central banks followed the Fed's lead lowering interest rates as well. Interest rate instruments trended upward throughout most of the second and third quarters as well as major central banks cut short-term interest rates in an attempt to bolster slowing economies. The bond market rally continued in the wake of September 11th as the Fed moved to inject liquidity into the economy, cutting interest rates 50 basis points on September 17th to 3%. This move was soon followed by the Central Bank of Canada, the European Central Bank and Swiss National Central Bank who also lowered their rates by 50 basis points. U.S. and European interest rate instruments began the fourth quarter up as data indicated persistent weakness in the U.S. economy. In an effort to stimulate the economy, the Fed lowered interest rates by 50 basis points in October and again in early November. The European Central Bank and the Bank of England each cut rates by 50 basis points in November. In mid-November, some positive economic news, the fall of Kabul, Afghanistan and an announcement by the U.S. Treasury regarding the cessation of sales of 30-year bonds, resulted in one of the greatest reversals the U.S. bond market has seen in recent times. Interest rates climbed sharply in the U.S. and Europe causing bond prices to fall. In December, the Fed lowered rates by another 25 basis points and bond prices climbed slightly. Gains resulted from long euro and Australian bond positions during the first and third quarters of the year.

   Long coffee positions resulted in losses during the fourth quarter as coffee prices plunged to their lowest levels since 1992 after a larger than anticipated crop and lessening demand. Additionally, long corn prices resulted in losses during the fourth quarter as prices fell amid concerns about the decreasing level of U.S. corn exports.

   Interest income is earned on the Partnership's investments in U.S. Treasury bills and varies monthly according to interest rates, as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by $143,000 during 2001 as compared to 2000, and decreased $168,000 during 2000 as compared to 1999. These declines in interest income were the result of fewer funds being invested in U.S. Treasury bills as a result of redemptions and weak trading performance during the second and fourth quarters of 2001 and most of 2000 as well as the decline in interest rates during 2001.

   Commissions paid to PSI are calculated on the Partnership's net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by $53,000 during 2001 as compared to 2000, and decreased $546,000 during 2000 as compared to 1999. These declines were primarily due to the effect of redemptions and weak trading performance during the second and fourth quarters of 2001 and most of 2000 on the monthly net asset values.

   All trading decisions for the Partnership are made by John W. Henry & Company, Inc. Management fees are calculated on the Partnership's net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by $155,000 during 2001 as compared to 2000, and decreased by $307,000 during 2000 as compared to 1999 primarily due to fluctuations in monthly net asset values as further discussed above in addition to the reduction in the annual management fee rate from 4% to 2% effective October 1, 2000.

   Incentive fees are based on the 'New High Net Trading Profits' generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. There were no incentive fees since the third quarter of 1998.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses increased by $2,000 in 2001 as compared to 2000, and decreased by $11,000 in 2000 as compared to 1999.

Financial Reporting by Commodity Pools

   During March 2001, the Accounting Standards Executive Committee ('AcSEC') issued Statement of Position ('SOP') 01-1, Amendment to Scope of Statement of Position 95-2, Financial Reporting by Nonpublic Investment Partnerships, to Include Commodity Pools, which is effective for financial statements issued for periods ending after December 15, 2001. This SOP amends SOP 95-2, Financial Reporting by Nonpublic Investment Partnerships, to include within its scope commodity pools such as the Partnership. Under the new requirements, the Partnership is required to present a condensed schedule of investments and certain other information in accordance with the American Institute of Certified Public Accountants' Audit and Accounting Guide 'Audits of Investment Companies.' The adoption of the requirements of SOP 01-1 has not had a material effect on the Partnership's financial position or results of operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 2001.

                               OTHER INFORMATION

      The actual round-turn equivalent of brokerage commissions paid per trade for the year ended December 31, 2001 was $81.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache Diversified Futures Fund L.P./0TH
        Peck Slip Station
        P.O. Box 2303
        New York, NY 10273-0005

0TH
Peck Slip Station                                   PRESORTED
P.O. Box 2303                                       STANDARD
New York, NY 10273-0005                            U.S. POSTAGE
                                                      PAID
                                                  Automatic Mail
PBDF1/171534