Form 10-K, Exhibit 13
period 2002-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 2003-03-31
CIK 833225

                                                         2002
--------------------------------------------------------------------------------
Prudential-Bache                                         Annual
Diversified Futures Fund L.P.                            Report

                         LETTER TO LIMITED PARTNERS FOR
                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

PricewaterhouseCoopers LLP (LOGO)

                                                 PricewaterhouseCoopers LLP
                                                 1177 Avenue of the Americas
                                                 New York, NY 10036
                                                 Telephone (646) 471-4000
                                                 Facsimile  (813) 286-6000


                       Report of Independent Accountants

To the General Partner and
Limited Partners of
Prudential-Bache Diversified Futures Fund L.P.

In our opinion, the accompanying statements of financial condition, including the condensed schedules of investments, and the related statements of operations and changes in partners' capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. at December 31, 2002 and 2001, and the results of its operations and changes in partners capital for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
February 24, 2003

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        ---------------------------
                                                                            2002            2001
---------------------------------------------------------------------------------------------------
ASSETS
Cash in commodity trading accounts                                       $  758,710      $1,121,322
U.S. Treasury bills, at amortized cost (pledged at broker)                6,820,712       6,158,272
Net unrealized gain (loss) on open futures contracts                        458,973         (75,165)
Net unrealized gain on open forward contracts                               353,174         372,723
                                                                        ------------     ----------
Total assets                                                             $8,391,569      $7,577,152
                                                                        ------------     ----------
                                                                        ------------     ----------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Redemptions payable                                                      $  275,602      $  229,702
Accrued expenses payable                                                     57,849          55,799
Management fees payable                                                      13,890          12,536
                                                                        ------------     ----------
Total liabilities                                                           347,341         298,037
                                                                        ------------     ----------
Commitments
Partners' capital
Limited partners (17,684 and 21,709 units outstanding)                    7,963,619       7,206,088
General partner (179 and 220 units outstanding)                              80,609          73,027
                                                                        ------------     ----------
Total partners' capital                                                   8,044,228       7,279,115
                                                                        ------------     ----------
Total liabilities and partners' capital                                  $8,391,569      $7,577,152
                                                                        ------------     ----------
                                                                        ------------     ----------
Net asset value per limited and general partnership unit                 $   450.33      $   331.94
                                                                        ------------     ----------
                                                                        ------------     ----------
---------------------------------------------------------------------------------------------------

                 The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                       CONDENSED SCHEDULES OF INVESTMENTS

                                                                       At December 31,
                                            ----------------------------------------------------------------------
                                                           2002                                 2001
                                            -----------------------------------    -------------------------------
                                             Amortized Cost                         Amortized Cost
             Investments in                     as a % of          Amortized           as a % of        Amortized
           U.S. Treasury Bills              Partners' Capital         Cost         Partners' Capital       Cost
------------------------------------------------------------------------------------------------------------------
U.S. Treasury bills--face amounts of
  $6,821,000 and $6,159,000 and
  maturities of January 2, 2003 and
  January 3, 2002, respectively                   84.8%            $6,820,712            84.6%          $6,158,272
                                            -----------------    --------------    -----------------    ----------
                                            -----------------    --------------    -----------------    ----------

                                      Net Unrealized                                Net Unrealized
                                        Gain (Loss)                                   Gain (Loss)
                                         as a % of           Net Unrealized            as a % of         Net Unrealized
Futures and Forward Contracts       Partnership Capital        Gain (Loss)        Partnership Capital      Gain (Loss)
------------------------------------------------------------------------------------------------------------------------
Futures contracts purchased:
  Stock indices                                                 $ (27,811)                                  $  21,343
  Interest rates                                                  329,185                                     (11,867)
  Commodities                                                     156,011                                     (60,085)
                                                           -------------------                           ---------------
    Net unrealized gain (loss) on
    futures contracts purchased              5.69%                457,385                 (0.69)%             (50,609)
                                                           -------------------                           ---------------
Futures contracts sold:
  Stock indices                                                    20,120                                          --
  Interest rates                                                  (44,312)                                     84,922
  Commodities                                                      25,780                                    (109,478)
                                                           -------------------                           ---------------
    Net unrealized gain (loss) on
    futures contracts sold                   0.02                   1,588                 (0.34)              (24,556)
                                         --------          -------------------       ----------          ---------------
Net unrealized gain (loss) on
  futures contracts                          5.71%              $ 458,973                 (1.03)%           $ (75,165)
                                         --------          -------------------       ----------          ---------------
                                         --------          -------------------       ----------          ---------------
Forward currency contracts
  purchased:
  Net unrealized gain (loss) on
  forward contracts purchased                6.24%              $ 502,179                 (0.20)%           $ (14,723)
                                                           -------------------                           ---------------
Forward currency contracts sold:
  Japanese yen/U.S. dollar cross
  rates                                        --                      --                  5.28               384,460
  Other                                     (1.85)               (149,005)                 0.04                 2,986
                                         --------          -------------------       ----------          ---------------
  Net unrealized gain (loss) on
  forward contracts sold                    (1.85)               (149,005)                 5.32               387,446
                                         --------          -------------------       ----------          ---------------
Net unrealized gain on forward
  contracts                                  4.39%              $ 353,174                  5.12%            $ 372,723
                                         --------          -------------------       ----------          ---------------
                                         --------          -------------------       ----------          ---------------
Settlement Currency--Futures
  Contracts
  British pound                              0.39%              $  31,543                  0.23%            $  17,085
  Australian dollar                          0.30                  23,911                  0.25                18,293
  Canadian dollar                            0.03                   2,066                  0.07                 5,041
  Euro                                       1.65                 132,468                  1.30                94,979
  Japanese yen                               1.08                  87,146                 (0.38)              (28,503)
  U.S. dollar                                2.26                 181,839                 (2.50)             (182,060)
                                         --------          -------------------       ----------          ---------------
    Total                                    5.71%              $ 458,973                 (1.03)%           $ (75,165)
                                         --------          -------------------       ----------          ---------------
                                         --------          -------------------       ----------          ---------------
Settlement Currency--Forward
  Contracts
    U.S. dollar                              4.39%              $ 353,174                  5.12%            $ 372,723
                                         --------          -------------------       ----------          ---------------
                                         --------          -------------------       ----------          ---------------

------------------------------------------------------------------------------------------------------------------------
                            The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           -----------------------------------------
                                                              2002           2001            2000
----------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions         $2,552,177     $   942,652     $ (608,940)
Change in net unrealized gain/loss on open commodity
  positions                                                   514,589      (1,105,083)       990,240
Interest from U.S. Treasury bills                              92,940         241,676        384,889
                                                           ----------     -----------     ----------
                                                            3,159,706          79,245        766,189
                                                           ----------     -----------     ----------
EXPENSES
Commissions                                                   601,239         673,546        726,924
Management fees                                               154,455         167,283        322,046
General and administrative                                     70,325          69,212         67,407
                                                           ----------     -----------     ----------
                                                              826,019         910,041      1,116,377
                                                           ----------     -----------     ----------
Net income (loss)                                          $2,333,687     $  (830,796)    $ (350,188)
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
ALLOCATION OF NET LOSS
Limited partners                                           $2,310,272     $  (821,857)    $ (346,685)
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
General partner                                            $   23,415     $    (8,939)    $   (3,503)
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
NET INCOME LOSS PER WEIGHTED AVERAGE LIMITED AND
GENERAL PARTNERSHIP UNIT
Net income (loss) per weighted average limited and
  general partnership unit                                 $   116.56     $    (35.46)    $   (12.57)
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
Weighted average number of limited and general
  partnership units outstanding                                20,022          23,432         27,857
                                                           ----------     -----------     ----------
                                                           ----------     -----------     ----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED        GENERAL
                                                 UNITS       PARTNERS        PARTNER         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1999             31,978     $11,689,137     $ 118,900     $11,808,037
Net loss                                                       (346,685)       (3,503)       (350,188)
Redemptions                                      (7,541)     (2,404,095)      (24,874)     (2,428,969)
                                                 ------     -----------     ---------     -----------
Partners' capital--December 31, 2000             24,437       8,938,357        90,523       9,028,880
Net loss                                                       (821,857)       (8,939)       (830,796)
Redemptions                                      (2,508)       (910,412)       (8,557)       (918,969)
                                                 ------     -----------     ---------     -----------
Partners' capital--December 31, 2001             21,929       7,206,088        73,027       7,279,115
Net income                                                    2,310,272        23,415       2,333,687
Redemptions                                      (4,066)     (1,552,741)      (15,833)     (1,568,574)
                                                 ------     -----------     ---------     -----------
Partners' capital--December 31, 2002             17,863     $ 7,963,619     $  80,609     $ 8,044,228
                                                 ------     -----------     ---------     -----------
                                                 ------     -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these statements.

                 PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential-Bache Diversified Futures Fund L.P. (the 'Partnership') is a Delaware limited partnership formed on May 25, 1988 which will terminate on December 31, 2007 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the 'Partnership Agreement'). On October 19, 1988, the Partnership completed its offering having raised $30,107,800 from the sale of 297,468 units of limited partnership interest and 3,610 units of general partnership interest (collectively, 'Units') and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts. The general partner of the Partnership is Seaport Futures Management, Inc. (the 'General Partner'), which is an affiliate of Prudential Securities Incorporated ('PSI'), the Partnership's commodity broker ('Commodity Broker'). Both the General Partner and PSI are indirect wholly owned subsidiaries of Prudential Financial, Inc. ('Prudential'). The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership's general partner.

   In February 2003, Prudential and Wachovia Corp. ('Wachovia') announced an agreement to combine each company's respective retail securities brokerage and clearing operations within a new firm, which will be headquartered in Richmond, Virginia. Under the agreement, Prudential will have a 38% ownership interest in the new firm and Wachovia will own 62%. The transaction, which includes the securities brokerage, securities clearing, and debt capital markets operations of PSI, but does not include the equity sales, trading and research operations or commodity brokerage and derivative operations of PSI, is anticipated to close in the third quarter of 2003. The General Partner, as well as the Commodity Broker, will continue to be indirect wholly owned subsidiaries of Prudential.

   The General Partner generally maintains not less than 75% of the Partnership's net asset value ('NAV') in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership's commodity trading activities. The remaining 25% of NAV is held in the Partnership's commodity trading accounts.

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

   Commodity futures and forward transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded. Net unrealized gain or loss on open contracts denominated in foreign currencies and foreign currency holdings are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains and losses on commodity transactions are recognized in the period in which the contracts are closed.

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

   The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, 'Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale'.

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

New Accounting Guidance

   In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ('FIN 45'), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which the Partnership adopted at December 31, 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Consistent with standard business practices in the normal course of business, the Partnership has provided general indemnifications to the General Partner, its Trading Manager and others when they act, in good faith, in the best interests of the Partnership. The Partnership is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

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

D. Related Parties

   The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 2002, 2001 and 2000 was borne by PSI and its affiliates.

   Costs and expenses charged to the Partnership for the years ended December 31, 2002, 2001 and 2000 were:

                                                                   2002         2001         2000
                                                                 ----------------------------------
Commissions                                                      $601,239     $673,546     $726,924
General and administrative                                          8,774        7,525        9,193
                                                                 --------     --------     --------
                                                                 $610,013     $681,071     $736,117
                                                                 --------     --------     --------
                                                                 --------     --------     --------

   Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 2002 and 2001 were $2,713 and $3,298, respectively.

   The Partnership's assets are maintained either in trading or cash accounts with PSI for margin purposes.

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

E. Income Taxes

   The following is a reconciliation of net income (loss) for financial reporting purposes to net income (loss) for tax reporting purposes for the years ended December 31, 2002, 2001 and 2000, respectively:

                                                                 2002          2001          2000
                                                              --------------------------------------
Net income (loss) for financial reporting purposes            $2,333,687     $(830,796)    $(350,188)
Change in net unrealized (gain) loss on nonregulated
  commodity positions                                            (65,755)      192,066       (81,657)
                                                              ----------     ---------     ---------
Tax basis net income (loss)                                   $2,267,932     $(638,730)    $(431,845)
                                                              ----------     ---------     ---------
                                                              ----------     ---------     ---------

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

Market risk

   Trading in futures and forward contracts (including foreign exchange) involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of the Partnership's net assets being traded, significantly exceeds the Partnership's future cash requirements since the Partnership intends to close out its open positions prior to settlement. As a result, the Partnership is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the 'fair value' of its derivative instruments to be the net unrealized gain or loss on the contracts. The market risk associated with the Partnership's commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when the Partnership enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices or settle in cash. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes the Partnership to unlimited risk.

   Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments the Partnership holds and the liquidity and inherent volatility of the markets in which the Partnership trades.

Credit risk

   When entering into futures or forward contracts, the Partnership is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded in the United States and on most foreign futures exchanges is the clearinghouse associated with the particular exchange. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the nonperformance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, there is concentration risk on forward transactions entered into by the Partnership as PSI, the Partnership's commodity broker, is the sole counterparty. The Partnership has entered into a master netting agreement with PSI and, as a result, when applicable, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty non-performance on all of the Partnership's contracts is the net unrealized gain included in the statements of financial condition; however, counterparty non-performance on only certain of the partnership contracts may result in greater loss than non-performance on all of the Partnership contracts. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to the Partnership.

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

   PSI, when acting as the Partnership's futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not permitted to commingle such assets with other assets of PSI. At December 31, 2002, such segregated assets totalled $6,826,275. Part

30.7 of the CFTC regulations also requires PSI to secure assets of the Partnership related to foreign futures and options trading which totalled $1,212,120 at December 31, 2002. There are no segregation requirements for assets related to forward trading.

   As of December 31, 2002, all of the Partnership's open futures and forward contracts mature within one year.

G. Financial Highlights

                                                                             Year-To-Date
                                                                     ----------------------------
                                                                         2002            2001
                                                                     ------------    ------------
   Performance per Unit
     Net asset value, beginning of period                              $ 331.94        $ 369.48
                                                                     ------------    ------------
     Net realized gain and change in net unrealized gain/loss on
        commodity transactions                                           155.36           (8.97)
     Interest from U.S. Treasury bills                                     4.68           10.24
     Expenses                                                            (41.65)         (38.31)
                                                                     ------------    ------------
     Net increase (decrease) for the period                              118.39          (37.54)
                                                                     ------------    ------------
     Net asset value, end of period                                    $ 450.33        $ 331.94
                                                                     ------------    ------------
                                                                     ------------    ------------
   Total return                                                           35.67%         (10.16)%
   Ratio to average net assets
     Interest income                                                       1.23%           2.89%
     Expenses                                                             10.89%          10.90%

   These financial highlights represent the overall results of the Partnership during the years ended December 31, 2002 and 2001. An individual partner's actual results may differ depending on the timing of redemptions.

--------------------------------------------------------------------------------

  I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Diversified Futures Fund L.P. is accurate and complete.

     SEAPORT FUTURES
     MANAGEMENT, INC.
     (General Partner)

     /s/ Steven Weinreb
     By: Steven Weinreb
     Chief Financial Officer
--------------------------------------------------------------------------------

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

   At December 31, 2002, 100% of the Partnership's total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 82% of the net asset value prior to redemptions payable) and cash, which were used as margin for the Partnership's trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

   The percentage that U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the net assets is held in the Partnership's commodity trading accounts. All interest earned on the Partnership's interest-bearing funds is paid to the Partnership.

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

   Redemptions by limited partners and the General Partner for the year ended December 31, 2002 were $1,552,741 and $15,833, respectively. Redemptions by limited partners and the General Partner from commencement of operations (October 19, 1988) through December 31, 2002 totalled $51,304,174 and $1,122,639, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   The Partnership does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Unit as of December 31, 2002 was $450.33, an increase of 35.67% from the December 31, 2001 net asset value per Unit of $331.94, which was a decrease of 10.16% from the December 31, 2000 net asset value per Unit of $369.48. The CISDM Fund/Pool Qualified Universe Index (formerly known as the Zurich Fund/Pool Qualified Universe Index) returned 11.99% and 7.52% for the years ended December 31, 2002 and 2001, respectively. The CISDM Fund/Pool Qualified Universe Index is the dollar weighted, total return of all commodity pools tracked by Managed Account Reports, LLC. Past performance is not necessarily indicative of future results.

   The Partnership's trading gains/(losses) before commissions were approximately $3,067,000, $(162,000) and $381,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Due to the nature of the Partnership's trading activities, a year to year comparison of its trading results is not meaningful. However, a detailed discussion of the Partnership's current year trading results is presented below.

   Net losses for the Partnership were experienced in the metals and softs sectors. Profits were the result of gains in the financial, currency, index, and energy sectors.

   Gold and other precious metals soared throughout most of the first half of the year in response to weaknesses in the U.S. dollar and global equity markets and instability in the Middle East. Base metals also began the year on a rise as global economic activity showed signs of recovery. Gold prices reversed at second quarter-end as a result of profit taking by traders and the sentiment that U.S. and Japanese central banks would support the U.S. dollar. Gold ended the year above $300 an ounce. Base metal prices fell in the second half of the year due to weak economies and decreased industrial production. Gains earned by long gold positions in the first quarter of the year were not sufficient to offset losses incurred during the rest of the year resulting in net losses for the Partnership.

   In commodities markets, long positions in sugar resulted in losses in the first half of the year as prices fell on news that the Brazilian sugar crop would be larger than expected. Decreased Vietnamese exports and increased demand in the second quarter and the threat of frosts in Brazil in the third quarter resulted in losses for short coffee positions. Towards the end of the year, short sugar positions benefited as prices fell due to plentiful supplies and high expectations for a large crop. The gains were insufficient to offset losses resulting in a net loss for the Partnership.

   Global bond markets trended lower through most of the first quarter amid growing prospects for imminent interest rate hikes by central banks. In the U.S., interest rates rose towards the end of the first quarter in response to stronger than expected economic data and indications that the U.S. Federal Reserve Bank (the 'Fed') would lean towards increasing rates in the near future. The Fed kept rates unchanged at 1.75% throughout the first three quarters of the year. Other central banks, including the European Central Bank and the Bank of Japan, generally followed the lead of the Fed leaving rates unchanged and foreign bond markets rose as well. In the second half of the year, the Japanese bond market was particularly strong as the Japanese economy continued to struggle with recession and investors fled to bonds for safety. Global bond prices in the fourth quarter were slightly weaker as interest rates rose in response to the stock market rally and optimism on economic prospects. This trend reversed when the Fed cut interest rates by 50 basis points to 1.25%, a new 40-year low, at its first quarterly meeting in November. This was the first rate cut of 2002, following 11 cuts in 2001. The Fed also switched its economic outlook for the near future from a bias toward 'economic weakness' to 'balanced'. U.S., Japanese and European bond markets ended the year strong resulting in net gains for long European and Japanese bond positions.

   In foreign exchange markets, the U.S. dollar began the year strong against most major foreign currencies as the U.S. economy exhibited signs of recovery. The trend reversed in the second quarter as weak U.S. economic growth in relation to other economies and concerns regarding accounting irregularities in major U.S. corporations drove the dollar downward. Most European currencies and the euro were weak early in the year but rallied in March amid hopes of an economic recovery. In the third quarter, the euro surpassed parity with the U.S. dollar as investors' desire for U.S. assets decreased, but ended the quarter lower. The British pound rose against the U.S. dollar early in the year amid perceived strength in the British economy and gained as a result of positive economic data. Towards the end of the year, the U.S. dollar began the quarter up amid evidence of a firming U.S. economy, but traded lower against many major foreign currencies in December. The market reacted to the sluggish U.S. economy, weaker foreign demand for the U.S. dollar and expectations of war with Iraq. Long euro/U.S. dollar, British pound/U.S. dollar and Swiss franc/U.S. dollar cross-rate positions in the second and fourth quarters resulted in net gains for the Partnership.

   Equity indices began the year choppily due to a continuing weak economy and concerns about balance sheet reporting and accounting irregularities. Positive data and hopes of an economic recovery boosted stock markets towards the middle of the first quarter. However, as investor confidence collapsed in response to concerns about accounting transparency at some firms, heightened tension in the Middle East, and decreased corporate sales and profits, global equity markets moved sharply lower throughout the second quarter. This resulted in investors re-evaluating their outlook for a near-term economic recovery. Equity markets rallied in mid October, triggered by a surge of global economic optimism, but fell once again towards the end of the year providing a negative return for the third consecutive year. Overall, equity markets around the world showed poor performance for 2002. In the U.S., the Dow Jones Industrial Average was down 16.76% for the year while the S&P 500 was down 23.37%. The London FTSE returned a negative 24.48% and the Hong Kong Hang Seng Index ended the year down 18.21%. Overall, short positions in the Euro DAX, EURSTOX 50 and London FTSE resulted in net gains for the Partnership.

   Energy markets were volatile at the beginning of the year, but rose toward the first quarter-end as the escalating conflict in the Middle East prompted fears of an interruption in supplies. This, together with hopes for increased U.S. energy demand due to a recovering economy, reinforced the normal seasonal upward pressure on energy prices. Energy prices declined in the second quarter amid increased U.S. stock suggesting ample supply for the summer season and anticipation that Russia would discontinue output restrictions. Through the end of the year, energy markets climbed as fears of impending war with Iraq and the Venezuelan oil strike pushed crude oil prices up significantly. Crude oil rose from the low $20's per barrel earlier in the year to approximately $30 a barrel at year-end. Net gains for the Partnership resulted from long heating oil and crude oil positions.

   Interest income is earned on the Partnership's investments in U.S. Treasury bills and varies monthly according to interest rates, as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by $149,000 during 2002 as compared to 2001, and decreased $143,000 during 2001 as compared to 2000. These declines in interest income were primarily the result of lower interest rates during 2002 and 2001 versus the previous years. Additionally, interest income also decreased as a result of fewer funds being invested in U.S. Treasury bills as a result of redemptions, although partly offset by the strong trading performance during 2002.

   Commissions paid to PSI are calculated on the Partnership's net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions decreased by $72,000 during 2002 as compared to 2001, and decreased $53,000 during 2001 as compared to 2000. These declines were primarily due to the effect of redemptions, although partly offset by the strong trading performance during 2002, trading performance on the monthly net asset values.

   All trading decisions for the Partnership are made by the Trading Manager. Management fees are calculated on the Partnership's net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees decreased by $13,000 during 2002 as compared to 2001, and decreased by $155,000 during 2001 as compared to 2000 primarily due to fluctuations in monthly net asset values as further discussed above in addition to the reduction in the annual management fee rate from 4% to 2% effective October 1, 2000.

   Incentive fees are based on the 'New High Net Trading Profits' generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. There were no incentive fees incurred during the years ended December 31, 2002, 2001 and 2000.

   General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses increased by $1,000 in 2002 as compared to 2001, and increased by $2,000 in 2001 as compared to 2000.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 2002.

                               OTHER INFORMATION

      The actual round-turn equivalent of brokerage commissions paid per trade for the year ended December 31, 2002 was $92.

   The Partnership's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

        Prudential-Bache Diversified Futures Fund L.P./0TH
        Peck Slip Station
        P.O. Box 2303
        New York, NY 10273-0005

0TH                                    PRESORTED
Peck Slip Station                      STANDARD
P.O. Box 2303                        U.S. POSTAGE
New York, NY 10273-0005                  PAID
                                    Automatic Mail






PBDF1/171534