Form 10-K, Exhibit 13
period 2003-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 2004-03-29
CIK 833225

Prudential-Bache

Diversified Futures Fund L.P.

2003

Annual

Report

LETTER TO LIMITED PARTNERS FOR

PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

April 2004

PricewaterhouseCoopers LLP (LOGO)	PricewaterhouseCoopers LLP

1177 Avenue of the Americas

New York, NY 10036

Telephone (646) 471-4000

Facsimile (813) 286-6000

Report of Independent Auditors

To the General Partner and

Limited Partners of

Prudential-Bache Diversified Futures Fund L.P.

In our opinion, the accompanying statements of financial condition, including the condensed schedules of investments, and the related statements of operations and of changes in partners’ capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund L.P. at December 31, 2003 and 2002, and the results of its operations and changes in its partners capital for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the General Partner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 23, 2004

PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

(a limited partnership)

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2003	2002

ASSETS

Cash in commodity trading accounts	$1,588,724	$758,710

U.S. Treasury bills, at amortized cost (pledged at broker)	6,236,959	6,820,712

Net unrealized gain on open futures contracts	191,283	458,973

Net unrealized gain on open forward contracts	378,066	353,174

Total assets	$8,395,032	$8,391,569

LIABILITIES AND PARTNERS’ CAPITAL

Liabilities

Redemptions payable	$219,583	$275,602

Accrued expenses payable	49,688	57,849

Management fees payable	13,909	13,890

Total liabilities	283,180	347,341

Commitments

Partners’ capital

Limited partners (16,384 and 17,684 units outstanding)	8,030,488	7,963,619

General partner (166 and 179 units outstanding)	81,364	80,609

Total partners’ capital	8,111,852	8,044,228

Total liabilities and partners’ capital	$8,395,032	$8,391,569

Net asset value per limited and general partnership unit (“Units”)	$490.14	$450.33

The accompanying notes are an integral part of these statements.

PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

(a limited partnership)

CONDENSED SCHEDULES OF INVESTMENTS

	At December 31,
	2003		2002
Investments in U.S. Treasury Bills	Amortized Cost as a % of Partners’ Capital	Amortized Cost	Amortized Cost as a % of Partners’ Capital	Amortized Cost

U.S. Treasury bills—face amounts of $6,238,000 and $6,821,000 and maturities of January 8, 2004 and January 2, 2003, respectively	76.9%	$6,236,959	84.8%	$6,820,712

Futures and Forward Contracts	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)

Futures contracts purchased:

Stock indices		$64,578		$(27,811)

Interest rates		(3,785)		329,185

Commodities		247,719		156,011

Net unrealized gain on futures contracts purchased	3.80%	308,512	5.69%	457,385

Futures contracts sold:

Stock indices		(91,870)		20,120

Interest rates		(7,494)		(44,312)

Commodities		(17,865)		25,780

Net unrealized gain (loss) on futures contracts sold	(1.44)	(117,229)	0.02	1,588

Net unrealized gain on futures contracts	2.36%	$191,283	5.71%	$458,973

Forward currency contracts purchased:

Net unrealized gain on forward contracts purchased	4.81%	$390,111	6.24%	$502,179

Forward currency contracts sold:

Net unrealized loss on forward contracts sold	(0.15)	(12,045)	(1.85)	(149,005)

Net unrealized gain on forward contracts	4.66%	$378,066	4.39%	$353,174

Settlement Currency—Futures Contracts

British pound	(0.01)%	$(536)	0.39%	$31,543

Australian dollar	(0.09)	(7,494)	0.30	23,911

Canadian dollar	0.04	3,475	0.03	2,066

Euro	0.53	42,808	1.65	132,468

Japanese yen	(1.22)	(98,851)	1.08	87,146

U.S. dollar	3.11	251,881	2.26	181,839

Total	2.36%	$191,283	5.71%	$458,973

Settlement Currency—Forward Contracts

U.S. dollar	4.66%	$378,066	4.39%	$353,174

The accompanying notes are an integral part of these statements.

PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

(a limited partnership)

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2003	2002	2001

REVENUES

Net realized gain on commodity transactions	$1,879,099	$2,552,177	$942,652

Change in net unrealized gain/loss on open commodity positions	(242,798)	514,589	(1,105,083)

Interest from U.S. Treasury bills	62,638	92,940	241,676

	1,698,939	3,159,706	79,245

EXPENSES

Commissions	698,445	601,239	673,546

Management fees	176,759	154,455	167,283
Incentive fees	23,068	—	—

General and administrative	69,879	70,325	69,212

	968,151	826,019	910,041

Net income (loss)	$730,788	$2,333,687	$(830,796)

ALLOCATION OF NET INCOME (LOSS)

Limited partners	$723,470	$2,310,272	$(821,857)

General partner	$7,318	$23,415	$(8,939)

NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND GENERAL PARTNERSHIP UNIT

Net income (loss) per weighted average limited and general partnership unit	$42.13	$116.56	$(35.46)

Weighted average number of limited and general partnership units outstanding	17,347	20,022	23,432

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

	UNITS	LIMITED PARTNERS	GENERAL PARTNER	TOTAL

Partners’ capital—December 31, 2000	24,437	$8,938,357	$90,523	$9,028,880

Net loss		(821,857)	(8,939)	(830,796)

Redemptions	(2,508)	(910,412)	(8,557)	(918,969)

Partners’ capital—December 31, 2001	21,929	7,206,088	73,027	7,279,115

Net income		2,310,272	23,415	2,333,687

Redemptions	(4,066)	(1,552,741)	(15,833)	(1,568,574)

Partners’ capital—December 31, 2002	17,863	7,963,619	80,609	8,044,228

Net income		723,470	7,318	730,788

Redemptions	(1,313)	(656,601)	(6,563)	(663,164)

Partners’ capital—December 31, 2003	16,550	$8,030,488	$81,364	$8,111,852

The accompanying notes are an integral part of these statements.

PRUDENTIAL–BACHE DIVERSIFIED FUTURES FUND L.P.

(a limited partnership)

NOTES TO FINANCIAL STATEMENTS

A.  General

Prudential–Bache Diversified Futures Fund L.P. (the “Partnership”) is a Delaware limited partnership formed on May 25, 1988 which will terminate on December 31, 2007 unless terminated sooner under the provisions of the Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). On October 19, 1988, the Partnership completed its offering having raised $30,107,800 from the sale of 297,468 units of limited partnership interest and 3,610 units of general partnership interest (collectively “Units”) and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts.

On July 1, 2003, Prudential Financial, Inc. (“Prudential”) and Wachovia Corp. (“Wachovia”) combined their separate retail securities brokerage and clearing businesses under a new holding company named Wachovia/Prudential Financial Advisors, LLC (“WPFA”), owned 62% by Wachovia and 38% by Prudential. As a result, the retail brokerage operations of Prudential Securities Incorporated (“PSI”) were contributed to Wachovia Securities, LLC (“Wachovia Securities”). Wachovia Securities is wholly–owned by WPFA and is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (“NASD”) and all major securities exchanges. The Partnership and its general partner, Seaport Futures Management Inc., entered into a service agreement with Wachovia Securities, effective July 1, 2003. Pursuant to this agreement, Wachovia Securities agrees to provide certain enumerated services to accounts of the limited interest owners carried at Wachovia. Effective July 1, 2003, PSI changed its name to Prudential Equity Group, Inc. (“PEG”). PEG remains an indirectly wholly-owned subsidiary of Prudential. PEG was a registered broker-dealer and a member of the NASD and all major securities exchanges and conducted the equity research, domestic and international equity sales and trading operations, and commodity brokerage and derivative operations it had previously conducted as PSI until December 31, 2003. As part of the process of reorganizing its business structure, Prudential Securities Group Inc. (“PSG”), the direct parent of PEG and a wholly-owned subsidiary of Prudential, transferred the commodity brokerage, commodity clearing and derivative operations previously performed by PEG to another PSG indirectly wholly-owned subsidiary, Prudential Financial Derivatives, LLC (“PFD”) effective January 1, 2004. Like PEG, PFD is registered as a futures commission merchant under the Commodity Exchange Act and is a member of the National Futures Association.

The general partner of the Partnership is Seaport Futures Management, Inc. (the “General Partner”), which is an affiliate of PEG. The General Partner is an indirect wholly-owned subsidiary of Prudential. The General Partner is required to maintain at least a 1% interest in the Partnership as long as it is acting as the Partnership’s general partner.

Certain balances from the prior period have been reclassified to conform with the current financial statement presentation.

The General Partner generally maintains not less than 75% of the Partnership’s net asset value (“NAV”) in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership’s commodity trading activities. The remaining 25% of NAV is held in the Partnership’s commodity trading accounts.

All trading decisions for the Partnership since its inception have been made by John W. Henry & Company, Inc. (the “Trading Manager”). The Trading Manager manages the Partnership’s assets pursuant to three of its proprietary trading programs: the Original Investment Program, the Financial and Metals Portfolio Program, and the World Financial Perspective Program. The allocation of Partnership’s assets amongst each of the three trading programs will continuously change as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership’s trading policies.

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

Commodity futures and forward transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded. Net unrealized gain or loss of open contracts denominated in foreign currencies and foreign currency holdings are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains and losses on commodity transactions are recognized in the period in which the contracts are closed.

To the extent practicable, the Partnership invests a significant portion of its NAV in U.S. Treasury bills, which are often used to fulfill margin requirements. U.S. Treasury bills are recorded in the financial statements on a trade date basis and are carried at amortized cost, which approximates market value interest on these obligations accrues for the benefit of the Partnership.

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

The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, “Statement of Cash Flows—Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale”.

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

Income taxes

The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income-tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations, distributions and redemptions

Net income or loss for tax purposes shall generally be allocated first to partners who redeem Units to the extent the redeemed amount is greater than or less than those partners’ tax capital accounts at the beginning of the year. Net income or loss remaining after these allocations are allocated to each partner in proportion to such partner’s tax capital account at year-end. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner’s number of Units outstanding during the quarter.

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

New Accounting Guidance

Statement of Financial Accounting Standards Number 149

In April 2003, Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” was issued. This statement amends and clarifies accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is intended to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no material effect on the Partnership financial position or results of operations.

C.  Costs, Fees and Expenses

Commissions

The General Partner, on behalf of the Partnership, entered into an agreement with PEG to act as commodity broker for the Partnership. Effective August 1, 1998, the Partnership pays PEG commissions at a flat rate of  2/3 of 1% per month (8% annually) of the Partnership’s NAV as of the first day of each month. Prior to August 1998, the Partnership paid commissions at a flat rate of  3/4 of 1% per month (9% annually).

Management and incentive fees

The Partnership pays the Trading Manager a monthly management fee and a quarterly incentive fee. Effective October 1, 2000, the Advisory Agreement among the Partnership, the General Partner and the Trading Manager was amended (hereafter referred to as the “Amended Advisory Agreement”). The Amended Advisory Agreement reduces the monthly management fee paid to the Trading Manager from  1/3 of 1% (4% annually) of the Partnership’s NAV as of the end of each month to  1/6 of 1% (2% annually). Additionally, if the Trading Manager achieves “New High Net Trading Profits” (as defined in the Amended Advisory Agreement), the Trading Manager will earn a 20% incentive fee as compared to a 15% incentive fee previously paid.

General and administrative expenses

In addition to the costs, fees and expenses previously discussed, the Partnership reimburses the General Partner and its affiliates for certain Partnership operating expenses payable by, or allocable to the Partnership. The nature of reimbursed expenses from the Partnership is limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

D.  Related Parties

The General Partner and its affiliates perform services for the Partnership which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications, printing and other administrative services. A portion of the general and administrative expenses of the Partnership for the years ended December 31, 2003, 2002 and 2001 was borne by PEG, an affiliate of the General Partner, and its affiliates.

Costs and expenses charged to the Partnership for the years ended December 31, 2003, 2002 and 2001 were:

	2003	2002	2001
Commissions	$698,445	$601,239	$673,546
General and administrative	7,961	8,774	7,525

	$706,406	$610,013	$681,071

Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 2003 and 2002 were $4,257 and $2,713, respectively.

The Partnership’s assets are maintained either in trading or cash accounts with PEG for margin purposes.

The Partnership, acting through its Trading Manager, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with PEG. PEG then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. (“PBGM”). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PEG and the Partnership pursuant to a line of credit. PEG may require that collateral be posted against the marked-to-market positions of the Partnership.

E.  Income Taxes

The following is a reconciliation of net income (loss) for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001
Net income (loss) for financial reporting purposes	$730,788	$2,333,687	$(830,796)
Change in net unrealized (gain) loss on nonregulated commodity positions	(159,679)	(65,755)	192,066

Tax basis net income (loss)	$571,109	$2,267,932	$(638,730)

The differences between the tax and book capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

F.  Derivative Instruments and Associated Risks

The Partnership is exposed to various types of risk associated with the derivative instruments and related markets in which it invests. These risks include, but are not limited to, risk of loss from fluctuations in the value of derivative instruments held (market risk) and the inability of counterparties to perform under the terms of the Partnership’s investment activities (credit risk).

Market risk

Trading in futures and forward contracts (including foreign exchange) involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of the Partnership’s net assets being traded significantly exceeds the Partnership’s future cash requirements since the Partnership intends to close out its open positions prior to settlement. As a result, the Partnership is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, the Partnership considers the “fair value” of its derivative instruments to be the net unrealized gain or loss on the contracts. The market risk associated with the Partnership’s commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when the Partnership enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices or settle in cash. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes the Partnership to unlimited risk.

Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments the Partnership holds and the liquidity and inherent volatility of the markets in which the Partnership trades.

Credit risk

When entering into futures or forward contracts, the Partnership is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded on United States and on most foreign futures exchanges is the clearinghouse associated with the particular exchange. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the nonperformance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, there is concentration risk on forward transactions entered into by the Partnership as PEG, the Partnership’s commodity broker, is the sole counterparty. The Partnership has entered into a master netting agreement with PEG, and, as a result, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty nonperformance of all of the Partnership’s contracts is the net unrealized gain included in the statements of financial condition; however, counterparty nonperformance on only certain of the partnership contracts may result in greater loss than nonperformance on all of the Partnership contracts. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations of the Partnership.

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

PEG, when acting as the Partnership’s futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (“CFTC”) regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not allowed to commingle such assets with other assets of PEG. At December 31, 2003 and 2002, such segregated assets totalled $6,256,126 and $6,826,275 respectively. Part 30.7 of the CFTC regulations also requires PEG to secure assets of the Partnership related to foreign futures and options trading which totalled $1,760,840 and $1,212,120 at December 31, 2003 and 2002, respectively. There are no segregation requirements for assets related to forward trading.

As of December 31, 2003, all of the Partnership’s open futures and forward contracts mature within one year.

G.  Financial Highlights

	Year-To-Date
	2003	2002

Performance per Unit

Net asset value, beginning of year	$450.33	$331.94

Net realized gain and change in net unrealized gain/loss on commodity transactions	91.95	155.36

Interest from U.S. Treasury bills	3.61	4.68

Expenses	(55.75)	(41.65)

Net increase for the year	39.81	118.39

Net asset value, end of year	$490.14	$450.33

Total return:

Total return before incentive fees	9.11%	35.67%

Incentive fees	(.27)	(—)

Total return after incentive fees	8.84%	35.67%

	Year-To-Date
	2003	2002

Ratio to average net assets

Net investment loss before incentive fees**	(10.14)%	(9.66)%

Incentive fees	(.27)	—

Net investment loss after incentive fees	(10.41)%	(9.66)%

Interest income	0.72%	1.23%

Incentive fees	.27%	—%

Other expenses	10.86	10.89

Total expenses	11.13%	10.89%

**	Represents interest income less total expenses (exclusive of incentive fees). The General Partner believes that the disclosure of the ratio of net investment loss to average net assets as required under the AICPA Audit Guide For Investment Companies is not a meaningful or appropriate measure for the Partnership. The General Partner believes that the total return ratio is the appropriate ratio as it also considers the Partnership’s commodity trading gains/losses.

These financial highlights represent the overall results of the Partnership during the years ended December 31, 2003 and 2002, respectively. An individual partner’s actual results may differ depending on the timing of redemptions.

H.  Subsequent Event

On January 1, 2004, PEG, a wholly-owned subsidiary of PSG, transferred its Global Derivatives Division to PFD and Pru Global Securities, LLC, two other indirect wholly-owned subsidiaries of PSG. In connection with this transfer, PEG assigned its brokerage agreement with the Partnership to PFD, a properly qualified futures commission merchant.

I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Prudential-Bache Diversified Futures Fund L.P. is accurate and complete.

SEAPORT FUTURES

MANAGEMENT, INC.

(General Partner)

/s/ Ronald J. Ivans

By: Ronald J. Ivans

Chief Financial Officer

PRUDENTIAL-BACHE DIVERSIFIED FUTURES FUND L.P.

(a limited partnership)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Preparation of the financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of appropriate accounting rules and guidance, as well as the use of estimates. The Partnership’s application of these policies involves judgements and actual results may differ from the estimates used.

The General Partner has evaluated the nature and types of estimates that it makes in preparing the Partnership’s financial statements and related disclosures and has determined that the valuation of its investments which are not traded on a United States or Internationally recognized futures exchange involves a critical accounting policy. The values used by the Partnership for its open forward positions are provided by its commodity broker, PEG, who uses market prices when available, while over-the-counter derivative financial instruments, principally forwards, options and swaps are valued based on the present value of estimated future cash flows that would be received from or paid to a third party in settlement of these derivative contracts prior to their delivery date.

As such, if actual results vary from estimates used, they are anticipated to not have a material impact on the financial statements and related disclosures.

Liquidity and Capital Resources

The Partnership commenced operations on October 19, 1988 with gross proceeds of $30,107,800. After accounting for organizational and offering costs, the Partnership’s net proceeds were $29,387,470.

At December 31, 2003, 100% of the Partnership’s total net assets was allocated to commodities trading. A significant portion of the net asset value was held in U.S. Treasury bills (which represented approximately 75% of the net asset value prior to redemptions payable) and cash, which were used as margin for the Partnership’s trading in commodities. Inasmuch as the sole business of the Partnership is to trade in commodities, the Partnership continues to own such liquid assets to be used as margin.

The percentage that U.S. Treasury bills bears to the total net assets varies each day, and from month to month, as the market values of commodity interests change. The balance of the net assets is held in the Partnership’s commodity trading accounts. All interest earned on the Partnership’s interest-bearing funds is paid to the Partnership.

The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in certain commodity futures contract prices during a single day by regulations referred to as “day limits.” During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity futures positions.

Since the Partnership’s business is to trade futures and forward contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). The Partnership’s exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of the Partnership’s speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond the Partnership’s experience to date and could ultimately lead to a loss of all or substantially all of investors’ capital. The General Partner attempts to minimize these risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies, which include limiting margin amounts, trading only in liquid markets and permitting the use of stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with the Partnership’s futures and forward contracts.

Redemptions by limited partners and the General Partner for the year ended December 31, 2003 were $656,601 and $6,563, respectively. Redemptions by limited partners and the General Partner from commencement of operations (October 19, 1988) through December 31, 2003 totalled $51,960,775 and $1,129,202, respectively. Future redemptions will impact the funds available for investment in commodity contracts in subsequent periods.

The Partnership does not have, nor does it expect to have, any capital assets.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2003, the Partnership has not utilized special purpose entities to facilitate off-balance sheet financing arrangements and has no loan guarantee arrangements or off-balance sheet arrangements of any kind other than agreements entered into in the normal course of business, which may include indemnification provisions related to certain risks service providers, such as our accountants, undertake in performing services which are in the best interests of the Partnership. While the Partnership’s exposure under such indemnification provisions can not be estimated, these general business indemnifications are not expected to have a material impact on the Partnership’s financial position.

The Partnership’s contractual obligations are with the Trading Manager and its commodity broker. Payments made under the Partnership’s agreement with the Trading Manager are at a fixed rate, calculated as a percentage of the Trust’s “New High Net Trading Profits”. Management fee payments made to the Trading Manager and commission payments to the commodity broker are calculated as a fixed percentage of the Partnership’s NAV’s. As such, the General Partner cannot anticipate the amount of payments that will be required under these agreements for future periods as NAV’s are not known until a future date. These agreements are effective for one-year terms, renewable automatically for additional one-year terms unless terminated. Additionally, these agreements may be terminated by either party for various reasons. For a further discussion on these payments, see Notes A & C of the Registrant’s 2003 Annual Report.

Results of Operations

The net asset value per Unit as of December 31, 2003 was $490.14, an increase of 8.84% from the December 31, 2002 net asset value per Unit of $450.33, which was an increase of 35.67% from the December 31, 2001 net asset value per Unit of $331.94. The CISDM Fund/Pool Qualified Universe Index (formerly known as the Zurich Fund/Pool Qualified Universe Index) returned 12.17% and 11.99% for the years ended December 31, 2003 and 2002, respectively. The CISDM Fund/Pool Qualified Universe Index is the dollar weighted, total return of all commodity pools tracked by Managed Account Reports. LLC past performance is not necessarily indicative of future results.

The Partnership’s trading gains/(losses) before commissions were approximately $1,636,000, $3,067,000 and $(162,000) for the years ended December 31, 2003, 2002 and 2001, respectively. Due to the nature of the Partnership’s trading activities, a year to year comparison of its trading results is not meaningful. However, a detailed discussion of the Partnership’s current year trading results is presented below.

Profits were the result of gains in the currencies, indices, and interest rates sectors. The Partnership experienced net losses in the softs, energies, grains, and metals sectors.

Currencies: Perceptions of a quick success in Iraq boosted the U.S. dollar versus many foreign currencies early in 2003. As uncertainty crept in, the euro topped U.S.$1.10 for the first time in nearly four years amid concerns that the war would disrupt the U.S. economy and the U.S. dollar ended the first quarter down against the euro and the Japanese yen. The U.S. dollar continued to move sharply lower against most major currencies during the second quarter. The reversal of the U.S.’s strong dollar policy by Treasury Secretary Snow led to a 4.5-year low against the Swiss franc, and a 33-month low against the Japanese yen. Despite the strong global economic growth exhibited in the third quarter, the U.S. dollar began a new significant decline against both the euro and yen in the fourth quarter with the U.S. dollar reaching a three-year low against the Japanese yen and an 11-year low against the British pound. The weakened dollar played a major role in the markets throughout 2003. The Iraq War, growing U.S. federal deficits, and weak job market led to a 17% depreciation of the dollar against the euro for the year with 7.5% drop over the last quarter. Long euro/U.S. dollar, Australian dollar/U.S. dollar and Japanese yen/U.S. dollar cross-rate positions resulted in net gains for the Partnership.

Indices: Major global equity markets rallied early in the first quarter of 2003, but slid on fears of the impending war with Iraq, possible terrorism attacks and international political conflict. Markets recovered to surge ahead in the second quarter due to the easing of geopolitical tension, massive short covering, excess liquidity, some positive first quarter earnings reports, and economic recovery. Stronger corporate earnings, growth in capital and consumer spending, a weak U.S. dollar, and low interest rates boosted stock prices and resulted in continued gains through the second half of the year. All three major U.S. market gauges made double-digit gains to end the year in solidly positive territory for the first time since 1999. The Dow Jones Industrial Average was up 25.3%, NASDAQ up 50% and the S&P 500 up 26.4%. Global markets also revived in 2003 with the biggest gains in Latin America and Asia. Long U.S. and European index positions resulted in gains as the global equity markets rallied throughout 2003.

Interest rates: The U.S. Federal Reserve (the “Fed”) left the federal funds rate unchanged at a 41-year low of 1.25% at both the January and March meetings. In mid-March, initial optimism for the Coalition Forces’ success in Iraq resulted in a shift by investors to junk bonds and stocks, marking the worst setback for the U.S. Treasury markets in 18 months. The European Central Bank cut interest rates by 0.25% in the beginning of March, which, coupled with weak global economic growth prospects, resulted in the strengthening of European bond prices. In June, the market reacted with disappointment to the Fed’s 0.25% cut in short-term interest rates and as a result, intermediate and long-term rates rose. Concern about deteriorating public finances in most large economies and a renewed interest in equities, resulted in falling bond prices throughout the quarter and the subsequent rising of long-term rates. As a result of improved world growth, global bond yields began low at the beginning of the third quarter and rose in every major developed bond market, with Japanese bonds experiencing the greatest rise in yields. The majority of damage occurred in July as U.S. Treasuries posted their worst monthly return in more than two decades when investors shifted their allocations from bonds to stocks on the basis of stronger economic data. Government bonds under performed in the fourth quarter as investors sought riskier assets due to gains in GDP, consumer confidence, manufacturing and employment. The Fed maintained its target for the federal funds rate at one percent at its October and December meetings. European and Asian Central Banks followed suit. The threat of increased interest rates depressed bond prices as the improved global economy created upward pressure resulting in market fluctuations and increased volatility. Short U.S. and Japanese bond positions resulted in net gains.

Softs: Cotton prices increased 47% in 2003 as China increased its demand for raw materials. Coffee prices also rose because of poor growing conditions in Brazil resulting in a drop in stockpiles. Sugar prices dropped more than 25% as surpluses were recorded for the eleventh consecutive year. Early political unrest in the Ivory Coast led to a rally in cocoa prices only to fall as tensions eased and production grew. High volatility in the softs markets resulted in net losses in cocoa, sugar and coffee positions.

Energies: Price increases in the world oil markets at the beginning of the first quarter continued to be fed by concerns of supplies disruptions due to the conflict in Iraq, civil strife in Venezuela, anticipation of a Nigerian strike and tensions on the Korean peninsula. Towards the end of the first quarter, fears of the possibility of a prolonged war in Iraq and low supplies pushed energy futures prices higher despite the securing of Iraqi oil wells. Energy price declines began in March and continued as the war in Iraq became inevitable and supplies continued to be stable. In order to stave off the declining prices and correct an oversupply as crude oil demand reached a seasonal low, the Organization of Petroleum Exporting Countries (“OPEC”) members agreed to cut current output by seven percent in April. Toward the end of the second quarter, energy prices, in general, were higher due to Nigeria’s general worker’s strike, low U.S. oil inventory levels and expectations of U.S. economic growth. Oil prices spiked in September as OPEC announced an output reduction of 3.5% ahead of peak winter demand to stem a possible decline in prices. Prices stabilized slightly when investors realized supplies appeared to be sufficient but ended the quarter at the highest level in three weeks. Energy prices for the fourth quarter experienced volatile but upward trending conditions. China’s demand for crude oil, falling U.S. inventories and OPEC’s decision to cut output quotas resulted in crude oil rising to its highest closing price in nine months. An early cold snap and snowstorms in the Northeast led to a surge in natural gas prices. Short natural gas and crude oil positions resulted in losses as the longer-term trading models employed by the Partnership were unable to capture short-term price movements.

Grains: High demand for U.S. exports led to increased prices in grains and other crops in 2003. China made record purchases in soybeans and is forecasted to double its orders. Corn and wheat prices rallied as well but not as strongly as soybeans. Short corn positions resulted in net losses as drought conditions drove prices upward.

Metals: Throughout 2003, metal prices have risen between 15% and 115% on the back of increased world demand and concerns about poor global inventory levels. Investors and speculators purchased precious metals as a way to hedge against the declining dollar. Gold crossed the threshold of $400 an ounce for the first time in seven years while silver reached a five and a half-year high and increased 24% for the year. China’s voracious appetite for industrial metals moved prices up and copper reached a six-year high due to short-term supply disruptions. Long aluminum positions resulted in net losses for the Partnership.

Interest income is earned on the Partnership’s investments in U.S. Treasury bills and varies monthly according to interest rates, as well as the effect of trading performance and redemptions on the level of interest-bearing funds. Interest income from U.S. Treasury bills decreased by $30,000 during 2003 as compared to 2002, and decreased $149,000 during 2002 as compared to 2001. These declines in interest income were primarily the result of lower interest rates during 2003 and 2002 versus the previous years. These declines were partially offset by higher overall investment in U.S. Treasury bills primarily due to the effect of favorable trading performance during 2002 and the first half of 2003 on the monthly net asset values, which in turn was offset, in part, by the effect of redemptions on the monthly net asset values.

Commissions paid to PEG are calculated on the Partnership’s net asset value on the first day of each month and, therefore, vary monthly according to trading performance and redemptions. Commissions increased by $97,000 during 2003 as compared to 2002, and decreased $72,000 during 2002 as compared to 2001. The increase was primarily due to strong trading performance during 2002 and the first half of 2003, offset in part by redemptions. The decline was primarily due to the effect of redemptions, partly offset by strong trading performance during 2002.

All trading decisions for the Partnership are made by the Trading Manager. Management fees are calculated on the Partnership’s net asset value as of the end of each month and, therefore, are affected by trading performance and redemptions. Management fees increased by $22,000 during 2003 as compared to 2002, and decreased by $13,000 during 2002 as compared to 2001 primarily due to fluctuations in monthly net asset values as further discussed above.

Incentive fees are based on the “New High Net Trading Profits” generated by the Trading Manager, as defined in the Advisory Agreement among the Partnership, the General Partner and the Trading Manager. Incentives fees for year ended December 31, 2003 were $23,000. There were no incentive fees incurred during the years ended December 31, 2002 and 2001.

General and administrative expenses include audit, tax and legal fees as well as printing and postage costs. General and administrative expenses in 2003 were relatively comparable to 2002 and increased by $1,000 in 2002 as compared to 2001.

Inflation

Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 2003.

OTHER INFORMATION

The actual round turn equivalent of brokerage commissions paid per trade for the year ended December 31, 2003 was $87.

The Partnership’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

Prudential-Bache Diversified Futures Fund L.P./0TH

Peck Slip Station

P.O. Box 2303

New York, NY 10273-0005

0TH

Peck Slip Station

P.O. Box 2303

New York, NY 10273-0005

PRESORTED

STANDARD

U.S. POSTAGE

PAID

Automatic Mail

PBDF1/171534