Form 10-K, Exhibit 13
period 2004-12-31
PRUDENTIAL BACHE DIVERSIFIED FUTURES FUND L P
filed 2005-03-31
CIK 833225

DIVERSIFIED FUTURES FUND L.P.

(formerly Prudential-Bache Diversified

Futures Fund LP )

ANNUAL REPORT

December 31, 2004

DIVERSIFIED FUTURES FUND L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Limited Owners of

Diversified Futures Fund L.P.

We have audited the accompanying statement of financial condition of Diversified Futures Fund L.P. as of December 31, 2004, including the December 31, 2004 condensed schedule of investments, and the related statements of operations and changes in partners’ capital for the year then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Futures Fund L.P. as of December 31, 2004, and the results of its operations and changes in its partners’ capital for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland

March 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Limited Owners

of Prudential-Bache Diversified Futures Fund LP

In our opinion, the accompanying statement of financial condition, including the condensed schedule of investments, and the related statements of operations and changes in trust capital present fairly, in all material respects, the financial position of Prudential-Bache Diversified Futures Fund LP at December 31, 2003, and the results of its operations and changes in its trust capital for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Managing Owner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Managing Owner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

January 23, 2004

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

	2004	2003
ASSETS
Cash in commodity trading accounts	$3,028,854	$1,588,724
U.S. Treasury bills, at amortized cost (pledged at broker)	4,039,515	6,236,959
Net unrealized gain on open futures contracts	174,552	191,283
Net unrealized gain on open forward contracts	605,450	378,066

Total assets	$7,848,371	$8,395,032

LIABILITIES
Redemptions payable	$123,023	$219,583
Accrued expenses payable	40,593	49,688
Management fees payable	12,850	13,909
Administrative and operating fees payable	46,361	0

Total liabilities	222,827	283,180

Commitments
PARTNERS’ CAPITAL
Limited Partners (15,325 and 16,384 units outstanding) at December 31, 2004 and 2003	7,548,215	8,030,488
General Partner (157 and 166 units outstanding) at December 31, 2004 and 2003	77,329	81,364

Total partners’ capital	7,625,544	8,111,852

Total liabilities and partners’ capital	$7,848,371	$8,395,032

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

CONDENSED SCHEDULES OF INVESTMENTS

December 31, 2004 and 2003

	2004		2003
	Amortized Cost as a % of Partners’ Capital	Amortized Cost	Amortized Cost as a % of Partners’ Capital	Amortized Cost
Investments in U.S. Treasury Bills

U.S. Treasury bills – face amounts of $4,040,000 and $6,238,000 and maturities of January 6, 2005 and January 8, 2004, respectively	52.97%	$4,039,515	76.90%	$6,236,959

	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)
Futures and Forward Contracts

Futures contracts purchased:
Commodities	3.17%	$241,799	3.05%	$247,719
Interest rates	(0.25)%	(19,322)	(0.05)%	(3,785)
Stock indices	0.53%	40,645	0.80%	64,578

Net unrealized gain on futures contracts purchased	3.45%	263,122	3.80%	308,512

Futures contracts sold:
Commodities	(0.55)%	(41,995)	(0.22)%	(17,865)
Interest rates	(0.16)%	(11,900)	(0.09)%	(7,494)
Stock indices	(0.46)%	(34,675)	(1.13)%	(91,870)

Net unrealized (loss) on futures contracts sold	(1.17)%	(88,570)	(1.44)%	(117,229)

Net unrealized gain on futures contracts	2.28%	$174,552	2.36%	$191,283

Forward contracts purchased:
Net unrealized gain (loss) on forward contracts purchased	9.06%	$690,583	4.81%	$390,111

Forward contracts sold:
Net unrealized gain (loss) on forward contracts sold	(1.12)%	(85,133)	(0.15)%	(12,045)

Net unrealized gain on forward contracts	7.94%	$605,450	4.66%	$378,066

Settlement Currency – Futures Contracts

British pound	3.24%	$247,430	(0.01)%	$(536)
Australian dollar	(0.73)%	(56,297)	(0.09)%	(7,494)
Canadian dollar	(0.01)%	(1,126)	0.04%	3,475
Euro	0.20%	15,268	0.53%	42,808
Japanese yen	0.16%	12,502	(1.22)%	(98,851)
U.S. dollar	(0.58)%	(43,225)	3.11%	251,881

Total futures contracts	2.28%	$174,552	2.36%	$191,283

Settlement Currency – Forward Contracts

U.S. dollar	(1.12)%	$(85,133)	4.66%	$378,066
British pound	0.42%	31,670	0.00%	0
Australian dollar	0.56%	42,787	0.00%	0
Swiss franc	1.53%	116,788	0.00%	0
Euro	2.47%	188,594	0.00%	0
Japanese yen	4.08%	310,744	0.00%	0

Total forward contracts	7.94%	$605,450	4.66%	$378,066

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
REVENUES
Net realized gain on commodity transactions	$537,517	$1,879,099	$2,552,177
Change in net unrealized gain (loss) on open commodity positions	210,653	(242,798)	514,589
Interest income from U.S. treasury bills	59,604	62,638	92,940

Total revenues	807,774	1,698,939	3,159,706

EXPENSES
Commissions	579,754	698,445	601,239
Management fees	145,382	176,759	154,455
Incentive fees	0	23,068	0
General and administrative	79,536	69,879	70,325

Total expenses	804,672	968,151	826,019

NET INCOME	$3,102	$730,788	$2,333,687

NET INCOME PER WEIGHTED AVERAGE LIMITED AND GENERAL PARTNERSHIP UNIT
Net income per weighted average limited and general partnership unit	$0.19	$42.13	$116.56

Weighted average number of limited and general partnership units outstanding	16,042	17,347	20,022

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

For the Years Ended December 31, 2004, 2003 and 2002

	Units	Limited Partner	General Partners	Total
Partners’ capital at December 31, 2001	21,929	$7,206,088	$73,027	$7,279,115
Redemptions	(4,066)	(1,552,741)	(15,833)	(1,568,574)
Net income for the year ended December 31, 2002		2,310,272	23,415	2,333,687

Partners’ capital at December 31, 2002	17,863	7,963,619	80,609	8,044,228
Redemptions	(1,313)	(656,601)	(6,563)	(663,164)
Net income for the year ended December 31, 2003		723,470	7,318	730,788

Partners’ capital at December 31, 2003	16,550	8,030,488	81,364	8,111,852
Redemptions	(1,068)	(485,420)	(3,990)	(489,410)
Net income for the year ended December 31, 2004		3,147	(45)	3,102

Partners’ capital at December 31, 2004	15,482	$7,548,215	$77,329	$7,625,544

Net Asset Value per Limited and General Interest
December 31,
2004	2003	2002
$492.54	$490.14	$450.33

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION

A.	General Description of the Partnership

Diversified Futures Fund L.P. (formerly Prudential-Bache Diversified Futures Fund L.P.) (the “Partnership”) is a Delaware limited partnership formed on May 25, 1988 which will terminate on December 31, 2008 unless terminated sooner under the provisions of the Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). On October 19, 1988, the Partnership completed its offering having raised $30,107,800 from the sale of 297,468 units of limited partnership interest and 3,610 units of general partnership interest (collectively “Units”) and commenced operations. The Partnership was formed to engage in the speculative trading of commodity futures, forward and options contracts.

On July 1, 2003, Prudential Financial, Inc. (“Prudential”) and Wachovia Corp. (“Wachovia”) combined their separate retail securities brokerage and clearing businesses under a new holding company named Wachovia/Prudential Financial Advisors, LLC (“WPFA”), owned 62% by Wachovia and 38% by Prudential. As a result, the retail brokerage operations of Prudential Securities Incorporated (“PSI”) were contributed to Wachovia Securities, LLC (“Wachovia Securities”). Wachovia Securities is wholly-owned by WPFA and is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (“NASD”) and all major securities exchanges. The Partnership and its General Partner, Seaport Futures Management Inc., which was an indirect wholly-owned subsidiary of PSI, entered into a service agreement with Wachovia Securities, effective July 1, 2003. Pursuant to this agreement, Wachovia Securities agreed to provide certain enumerated services to accounts of the limited interest owners carried at Wachovia. Effective July 1, 2003, PSI changed its name to Prudential Equity Group, Inc. (“PEG”). PEG remained an indirectly wholly-owned subsidiary of Prudential. PEG was a registered broker-dealer and a member of the NASD and all major securities exchanges and conducted the equity research, domestic and international equity sales and trading operations, and commodity brokerage and derivative operations it had previously conducted as PSI until December 31, 2003. As part of the process of reorganizing its business structure, Prudential Securities Group, Inc. (“PSG”), the direct parent of PEG and a wholly-owned subsidiary of Prudential, transferred the commodity brokerage, commodity clearing and derivative operations previously performed by PEG to another PSG indirect wholly-owned subsidiary, Prudential Financial Derivatives, LLC (“PFD”) effective January 1, 2004. Like PEG, PFD is registered as a futures commission merchant under the Commodity Exchange Act and is a member of the National Futures Association. On April 1, 2004 PEG transferred the ownership of PFD Holdings, LLC, the direct parent of PFD, to PSG.

On June 30, 2004, PSG and Preferred Investment Solutions Corp., formerly Kenmar Advisory Corp. (“Preferred”), entered into a Stock Purchase Agreement, pursuant to which PSG would sell, and Preferred would buy, all of the capital stock of Seaport Futures Management Inc. (the then current Managing Owner) and another commodity pool operator owned by PSG. In connection with the transaction, Seaport Futures Management Inc. solicited proxies seeking approval from the Partnership’s unitholders for (i) the sale of the stock of Seaport Futures Management Inc. to Preferred; (ii) the concomitant approval of Preferred as the new General Partner of the Partnership; and (iii) the approval of certain amendments to the Amended and Restated Agreement of Limited Partnership. A report on Form 8-K describing the transaction was filed with the Securities and Exchange Commission on July 1, 2004 and the definitive proxies were filed with the Securities and Exchange Commission on July 20, 2004.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 1. ORGANIZATION (CONTINUED)

A.	General Description of the Partnership (Continued)

Prior to October 1, 2004, the General Partner of the Partnership was Seaport Futures Management, Inc., which was an affiliate of PEG. As of October 1, 2004, Preferred acquired from PSG all of the outstanding stock of the General Partner. Immediately after such acquisition, Seaport Futures Management Inc. was merged with and into Preferred and the Partnership was renamed Diversified Futures Fund L.P. Accordingly, as of October 1, 2004, all of the board of directors and officers of Seaport Futures Management, Inc. resigned. Following Preferred’s acquisition of Seaport Futures Management Inc. and its merger with and into Preferred, Preferred became the successor General Partner of the Partnership.

The term General Partner, as used herein, refers either to Seaport Futures Management, Inc. or Preferred, depending upon the applicable period discussed.

The General Partner is required to maintain at least a 1% interest in the Partnership so long as it is acting as the Partnership’s general partner.

The General Partner generally maintains not less than 75% of the Partnership’s net asset value (“NAV”) in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which is utilized for margin purposes for the Partnership’s commodity trading activities. The remaining 25% of NAV is held in the Partnership’s commodity trading accounts.

B.	Regulation

As a registrant with the Securities and Exchange Commission, the Trust is subject to the regulatory requirements under the Securities Act of 1933 and the Securities Exchange Act of 1934. As a commodity pool, the Partnership is subject to the regulations of the Commodity Futures Trading Commission, an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry; rules of the National Futures Association, an industry self-regulatory organization; and the requirements of the various commodity exchanges where the Partnership executes transactions. Additionally, the Partnership is subject to the requirements of the futures commission merchants (brokers) and interbank market makers through which the Partnership trades.

C.	The Trading Advisor

All trading decisions for the Partnership since its inception have been made by John W. Henry & Company, Inc. (the “Trading Manager”). The Trading Manager manages the Partnership’s assets pursuant to two of its proprietary trading programs: the Original Investment Program and the Financial and Metals Portfolio Program. The allocation of Partnership’s assets amongst each of the three trading programs will continuously change as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership’s trading policies.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Accounting

The financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commodity futures and forward transactions are reflected in the accompanying statements of financial condition on trade date. Net unrealized gain or loss on open contracts (the difference between contract trade price and market price) is reflected in the statement of financial condition in accordance with Financial Accounting Standards Board Interpretation No. 39 – “Offsetting of Amounts Related to Certain Contracts.” The market value of futures (exchange-traded) contracts is based upon the closing quotation on the various futures exchanges on which the contract is traded. The fair value of swap and forward (non-exchange traded) contracts is extrapolated on a forward basis from the spot prices. Any change in net unrealized gain or loss during the current period is reported in the statement of operations. Realized gains and losses on commodity transactions are recognized in the period in which the contracts are closed.

To the extent practicable, the Partnership invests a significant portion of its net assets in U.S. Treasury bills, which are often used to fulfill margin requirements. U.S. Treasury bills are recorded in the financial statements on a trade date basis and are carried at amortized cost, which approximates market value. Interest on these obligations accrues for the benefit of the Partnership.

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

The Partnership has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Account Standards No. 102, “Statement of Cash Flows – Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.”

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

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Income Taxes

The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

C.	Profit and Loss Allocations, Distributions and Redemptions

Net income or loss for tax purposes shall generally be allocated first to partners who redeem Units to the extent the redeemed amount is greater than or less than those partners’ tax capital accounts at the beginning of the year. Net income or loss remaining after these allocations are allocated to each partner in proportion to such partner’s tax capital account at year end. Net income or loss for financial reporting purposes is allocated quarterly to all partners on a pro rata basis based on each partner’s number of Units outstanding during the quarter.

Distributions (other than redemptions of units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception.

The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any calendar quarter at the then current net asset value per Unit.

D.	Foreign Currency Transaction

The Partnership’s functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other then the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Note 3. COSTS, FEES AND EXPENSES

A.	Commissions

Prior to January 1, 2004, the General Partner, on behalf of the Partnership, entered into a brokerage agreement with PEG to act as commodity broker for the Partnership. Under the terms of the agreement, the Partnership pays PEG commissions at a flat rate of 2/3 of 1% per month (8% annually) of the Partnership’s NAV as of the first day of each month.

On January 1, 2004, PEG, a wholly-owned subsidiary of PSG, transferred its Global Derivatives Division to PFD and Pru Global Securities, LLC, two other indirect wholly-owned subsidiaries of PSG. In connection with this transfer, PEG assigned its brokerage agreement with the Partnership to PFD, a properly qualified futures commission merchant.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 3. COSTS, FEES AND EXPENSES (CONTINUED)

A.	Commissions (continued)

On October 1, 2004, an agreement was executed between Preferred and PFD which amended and restated the brokerage commissions which were previously paid to PFD, excluding transaction fees which will be paid to PFD. The agreement incorporates the previous PFD brokerage agreement’s terms, including the total fees paid by the Partnership. Under the agreement, PFD’s transaction based fees will be paid out of the total paid by the Partnership to Preferred.

B.	Management and Incentive Fees

The Partnership pays the Trading Manager a monthly management fee and quarterly incentive fee. Effective October 1, 2000, the Advisory Agreement among the Partnership, the General Partner and the Trading Manager was amended (hereafter referred to as the “Amended Advisory Agreement”). The Amended Advisory Agreement reduced the monthly management fee paid to the Trading Manager from 1/3 of 1% (4% annually) of the Partnership’s NAV as of the end of each month to 1/6 of 1% (2% annually). Additionally, if the Trading Manager achieves “New High Net Trading Profits” (as defined in the Amended Advisory Agreement), the Trading Manager will earn a 20% incentive fee as compared to a 15% incentive fee previously paid.

C.	General and Administrative Expenses

Prior to October 1, 2004, the Partnership reimbursed the General Partner and its affiliates for certain Partnership operating expenses payable by, or allocable to the Partnership, in addition to the costs, fees and expenses previously discussed. Effective October 1, 2004, Preferred will be reimbursed for operating expenses, payable by, or allocable to, the Partnership, in addition to the costs, fees and expenses previously discussed. Preferred may engage third parties to perform such services for the Partnership. General and administrative costs include, but are not limited to, those costs discussed in Note 4 below. The nature of reimbursed expenses from the Partnership was limited by the provisions of the Partnership Agreement. The Partnership also pays amounts directly to unrelated parties for certain operating expenses.

Note 4. RELATED PARTIES

Prior to October 1, 2004, the General Partner and its affiliates performed services for the Partnership which included, but were not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications; printing and other administrative services.

Costs and expenses charged to the Partnership for the years ended December 31, 2004, 2003 and 2002 were:

	2004	2003	2002
Commissions	$579,754	$698,445	$601,239
General and administrative	3,095	7,961	8,774

	$582,849	$706,406	$610,013

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 4. RELATED PARTIES (CONTINUED)

Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 2004 and 2003 were $38,476 and $4,257, respectively.

The Partnership’s assets are maintained either in trading or cash accounts at PEG for margin purposes.

The Partnership, acting through its Trading Manager, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with its broker (PEG through December 31, 2003, PFD effective January 1, 2004). The respective broker then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets, Inc. (“PBGM”). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between the Partnership and its broker pursuant to a line of credit. The broker may require that collateral be posted against the marked-to-market positions of the Partnership.

Note 5. INCOME TAXES

The following is a reconciliation of net income (loss) for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Net income (loss) for financial reporting purposes	$3,102	$730,788	$2,333,687
Change in net unrealized (gain) loss on nonregulated commodity positions	76,189	(159,679)	(65,755)

Tax basis net income (loss)	$79,291	$571,109	$2,267,932

The differences between the tax and book capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

Note 6. DERIVATIVE INSTRUMENTS AND ASSOCIATED RISKS

The Partnership is exposed to various types of risk associated with the derivative instruments and related markets in which it invests. These risks include, but are not limited to, risk of loss from fluctuations in the value of derivative instruments held (market risk) and the inability of counterparties to perform under the terms of the Partnership’s investment activities (credit risk).

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 6. DERIVATIVE INSTRUMENTS AND ASSOCIATED RISKS (CONTINUED)

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

Credit Risk

When entering into futures or forward contracts, the Partnership is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded on United States and most foreign futures exchanges is the clearinghouse associated with the particular exchange. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the non-performance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e. some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, there is concentration risk on forward transactions entered into by the Partnership as the Partnership’s commodity broker (as defined in Note 4), is the sole counterparty. The Partnership has entered into a master netting agreement with its broker and, as a result when applicable, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty non-performance of all of the Partnership’s contracts is the net unrealized gain included in the statements of financial condition; however, counterparty non-performance on only certain of the partnership contracts may result in greater loss than non-performance on all of the Partnership contracts. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to the Partnership.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 6. DERIVATIVE INSTRUMENTS AND ASSOCIATED RISKS (CONTINUED)

Credit Risk (Continued)

The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies, which include, but are not limited to: executing and clearing all trades with creditworthy counterparties; limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to the Advisory Agreement among the Partnership, the General Partner and the Trading Manager, the General Partner has the right, among other rights, to terminate the Trading Manager if the NAV allocated to the Trading Manager declines by 50% from the value at the beginning of any year or 40% since the commencement of trading activities. Furthermore, the Partnership Agreement provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the NAV to less than 50% of the value at commencement of trading activities. In each case, the decline in NAV is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

PFD, when acting as the Partnership’s futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (“CFTC”) regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PFD. At December 31, 2004 and 2003, such segregated assets totaled $3,368,694 and $6,256,126, respectively. Part 30.7 of the CFTC regulations also requires PFD to secure assets of the Partnership related to foreign futures and options trading which totaled $3,874,227 and $1,760,840 at December 31, 2004 and 2003, respectively. There are no segregation requirements for assets related to forward trading.

As of December 31, 2004, all of the Partnership’s open futures and forward contracts mature within one year.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 7. FINANCIAL HIGHLIGHTS

The following information presents per unit performance data and other supplemental financial data for the years ended December 31, 2004, 2003 and 2002. This information has been derived from information presented in the financial statements.

	2004	2003	2002
Per Unit Performance (for a unit outstanding throughout the entire year)

Net asset value, beginning of year	$490.14	$450.33	$331.94

Net realized gain and change in net unrealized gain (loss) on commodity transactions (1)	48.84	91.95	155.36
Interest from U.S. Treasury bills (1)	3.72	3.61	4.68
Expenses (1)	(50.16)	(55.75)	(41.65)

Net increase for the year	2.40	39.81	118.39

Net asset value, end of year	$492.54	$490.14	$450.33

Total Return
Total Return before incentive fee	0.49%	9.11%	35.67%
Incentive fee	0.00%	(0.27)%	0.00%

Total Return after incentive fee	0.49%	8.84%	35.67%

Supplemental Data

Ratios to average net asset value:
Net investment loss before incentive fees (2)	(10.25)%	(10.14)%	(9.66)%
Incentive fees	0.00%	(0.27)%	0.00%

Net investment loss after incentive fees (2)	(10.25)%	(10.41)%	(9.66)%

Interest income	0.82%	0.72%	1.23%

Incentive fees	0.00%	0.27%	0.00%
Other expenses	11.07%	10.86%	10.89%

Total net expenses	11.07%	11.13%	10.89%

Total returns are calculated based on the change in value of a unit during the year. An individual unitholder’s total returns and ratios may vary from the above total returns and ratios based on the timing of additions and redemptions.

(1)	Interest income per unit and expenses per unit are calculated by dividing interest income and expenses by the weighted average number of units outstanding during the year. Net realized gain and change in net unrealized gain (loss) on commodity transactions is a balancing amount necessary to reconcile the change in net asset value per unit with the other per unit information.
(2)	Represents interest income less total expenses (exclusive of incentive fees).