Form 10-K, Exhibit 13
period 2005-12-31
DIVERSIFIED FUTURES FUND L.P.
filed 2006-04-03
CIK 833225

Exhibit 13.1

DIVERSIFIED FUTURES FUND L.P.

ANNUAL REPORT

December 31, 2005

DIVERSIFIED FUTURES FUND L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner and Limited Interest Owners of

Diversified Futures Fund L.P.

We have audited the accompanying statement of financial condition, including the condensed schedule of investments, of Diversified Futures Fund L.P. as of December 31, 2005, and the related statements of operations and changes in partners’ capital for the year then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the years ended December 31, 2004 and 2003, including the condensed schedule of investments for 2004, were audited by other auditors whose reports dated March 25, 2005 and January 23, 2004, respectively, expressed unqualified opinions on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Diversified Futures Fund L.P. at December 31, 2005, and the results of its operations and changes in partners’ capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 29, 2006

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

/s/ PricewaterhouseCoopers LLP

New York, New York

January 23, 2004

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

	2005	2004
ASSETS
Cash in commodity trading accounts	$1,188,209	$3,028,854
U.S. Treasury bills, at amortized cost (pledged at broker)	3,919,294	4,039,515
Net unrealized gain (loss) on open futures contracts	(13,698)	174,552
Net unrealized gain on open forward contracts	190,341	605,450

Total assets	$5,284,146	$7,848,371

LIABILITIES
Redemptions payable	$284,979	$123,023
Accrued expenses payable	18,260	40,593
Management fees payable	8,679	12,850
Administrative and operating fees payable	58,680	46,361

Total liabilities	370,598	222,827

PARTNERS’ CAPITAL
Limited Partners (12,981 and 15,325 units outstanding) at December 31, 2005 and 2004	4,861,121	7,548,215
General Partner (140 and 157 units outstanding) at December 31, 2005 and 2004	52,427	77,329

Total partners’ capital	4,913,548	7,625,544

Total liabilities and partners’ capital	$5,284,146	$7,848,371

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

CONDENSED SCHEDULES OF INVESTMENTS

December 31, 2005 and 2004

	2005		2004
Investments in U.S. Treasury Bills	Amortized Cost as a % of Partners’ Capital	Amortized Cost	Amortized Cost as a % of Partners’ Capital	Amortized Cost
U.S. Treasury bills – face amounts of $3,920,000 and $4,040,000 and maturities of January 5, 2006 and January 6, 2005, respectively	79.77%	$3,919,294	52.97%	$4,039,515

Futures and Forward Contracts	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)
Futures contracts purchased:
Commodities	0.07%	$3,685	3.17%	$241,799
Interest rates	0.00%	0	(0.25)%	(19,322)
Stock indices	0.94%	46,191	0.53%	40,645

Net unrealized gain on futures contracts purchased	1.01%	49,876	3.45%	263,122

Futures contracts sold:
Commodities	(0.60)%	(29,601)	(0.55)%	(41,995)
Interest rates	(0.69)%	(33,973)	(0.16)%	(11,900)
Stock indices	0.00%	0	(0.46)%	(34,675)

Net unrealized (loss) on futures contracts sold	(1.29)%	(63,574)	(1.17)%	(88,570)

Net unrealized gain (loss) on futures contracts	(0.28)%	$(13,698)	2.28%	$174,552

Forward contracts purchased:
Net unrealized gain on forward contracts purchased	2.29%	$112,479	9.06%	$690,583

Forward contracts sold:
Net unrealized gain (loss) on forward contracts sold	1.58%	77,862	(1.12)%	(85,133)

Net unrealized gain on forward contracts	3.87%	$190,341	7.94%	$605,450

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
REVENUES
Net realized gain (loss) on commodity transactions	$(655,891)	$537,517	$1,879,099
Change in net unrealized gain (loss) on open commodity positions	(603,358)	210,653	(242,798)
Interest income	126,950	59,604	62,638

Total revenues (losses)	(1,132,299)	807,774	1,698,939

EXPENSES
Commissions	471,016	579,754	698,445
Management fees	114,922	145,382	176,759
Incentive fees	0	0	23,068
General and administrative	90,057	79,536	69,879

Total expenses	675,995	804,672	968,151

NET INCOME (LOSS)	$(1,808,294)	$3,102	$730,788

NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND GENERAL PARTNERSHIP UNIT
Net income/(loss) per weighted average limited and general partnership unit	$(123.30)	$0.19	$42.13

Weighted average number of limited and general partnership units outstanding	14,665	16,042	17,347

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

For the Years Ended December 31, 2005, 2004 and 2003

	Units	Limited Partner	General Partners	Total
Partners’ capital at December 31, 2002	17,863	$7,963,619	$80,609	$8,044,228
Redemptions	(1,313)	(656,601)	(6,563)	(663,164)
Net income for the year ended December 31, 2003		723,470	7,318	730,788

Partners’ capital at
December 31, 2003	16,550	8,030,488	81,364	8,111,852
Redemptions	(1,068)	(485,420)	(3,990)	(489,410)
Net income (loss) for the year ended December 31, 2004		3,147	(45)	3,102

Partners’ capital at
December 31, 2004	15,482	7,548,215	77,329	7,625,544
Redemptions	(2,361)	(897,411)	(6,291)	(903,702)
Net (loss) for the year ended December 31, 2005		(1,789,683)	(18,611)	(1,808,294)

Partners’ capital at December 31, 2005	13,121	$4,861,121	$52,427	$4,913,548

Net Asset Value per Limited and General Interest
December 31,
2005	2004	2003
$374.48	$492.54	$490.14

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS

Note	1. ORGANIZATION

A.	General Description of the Partnership

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

All trading decisions for the Partnership since its inception have been made by John W. Henry & Company, Inc. (the “Trading Manager”). The Trading Manager manages the Partnership’s assets pursuant to two of its proprietary trading programs: the Original Investment Program and the Financial and Metals Portfolio Program. The allocation of Partnership’s assets amongst each of the two trading programs will continuously change as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership’s trading policies.

Note	2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Accounting

The financial statements of the Partnership are prepared in accordance with accounting principles generally accepted in the United States of America.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note	2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Accounting (Continued)

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

Cash represents amounts deposited with clearing brokers, a portion of which are restricted for purposes of meeting margin requirements, which typically range from 0% to 35% of the notional amounts of the derivatives traded, and receives interest on all cash balances held by the clearing brokers at prevailing rates.

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

Distributions (other than redemptions of units) are made at the sole discretion of the General Partner on a pro rata basis in accordance with the respective capital accounts of the partners. No distributions have been made since inception and no distributions are anticipated in the future.

The Partnership Agreement provides that a partner may redeem its Units as of the last business day of any calendar quarter at the then current net asset value per Unit.

D.	Foreign Currency Transaction

The Partnership’s functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

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

Costs and expenses charged to the Partnership for the years ended December 31, 2005, 2004 and 2003 were:

	2005	2004	2003
Commissions	$423,340	$579,754	$698,445
General and administrative	12,095	3,095	7,961

	$435,435	$582,849	$706,406

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note	4. RELATED PARTIES (CONTINUED)

Expenses payable to the General Partner and its affiliates (which are included in accrued expenses) as of December 31, 2005 and 2004 were $17,007 and $38,476, respectively.

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

The following is a reconciliation of net income (loss) for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 2005, 2004 and 2003, respectively:

	2005	2004	2003
Net income (loss) for financial reporting purposes	$(1,808,294)	$3,102	$730,788
Change in net unrealized gain (loss) on nonregulated commodity positions	(190,270)	76,189	(159,679)

Tax basis net income (loss)	$(1,998,564)	$79,291	$571,109

The differences between the tax and book capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

Note	6. DERIVATIVE INSTRUMENTS AND ASSOCIATED RISKS

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

Credit Risk (Continued)

The General Partner attempts to minimize both credit and market risks by requiring the Partnership and its Trading Manager to abide by various trading limitations and policies. The General Partner monitors compliance with these trading limitations and policies, which include, but are not limited to: executing and clearing all trades with creditworthy counterparties; limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to the Advisory Agreement among the Partnership, the General Partner and the Trading Manager, the General Partner has the right, among other rights, to terminate the Trading Manager if the NAV allocated to the Trading Manager declines by 50% from the value at the beginning of any year or 40% since the commencement of trading activities. Furthermore, the Partnership Agreement provides that the Partnership will liquidate its positions, and eventually dissolve, if the Partnership experiences a decline in the NAV to less than 50% of the subscriptions value at commencement of trading activities. In each case, the decline in NAV is after giving effect for distributions and redemptions. The General Partner may impose additional restrictions (through modifications of trading limitations and policies) upon the trading activities of the Trading Manager as it, in good faith, deems to be in the best interests of the Partnership.

PFD, when acting as the Partnership’s futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (“CFTC”) regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not to commingle such assets with other assets of PFD. At December 31, 2005 and 2004, such segregated assets totaled $177,463 and $3,368,695, respectively. Part 30.7 of the CFTC regulations also requires PFD to secure assets of the Partnership related to foreign futures and options trading which totaled $4,916,342 and $3,874,227 at December 31, 2005 and 2004, respectively. There are no segregation requirements for assets related to forward trading.

As of December 31, 2005, all of the Partnership’s open futures and forward contracts mature within one year.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note	7. FINANCIAL HIGHLIGHTS

The following information presents per unit performance data and other supplemental financial data for the years ended December 31, 2005, 2004 and 2003. This information has been derived from information presented in the financial statements.

Per Unit Performance (for a unit outstanding throughout the entire year)	2005	2004	2003
Net asset value, beginning of year	$492.54	$490.14	$450.33

Net realized gain and change in net unrealized gain (loss) on commodity transactions (1)	(80.63)	48.84	91.95
Interest (1)	8.66	3.72	3.61
Expenses (1)	(46.09)	(50.16)	(55.75)

Net increase (decrease) for the year	(118.06)	2.40	39.81

Net asset value, end of year	$374.48	$492.54	$490.14

Total Return
Total return before incentive fees	(23.97)%	0.49%	9.11%
Incentive fees	0.00%	0.00%	(0.27)%

Total return after incentive fees	(23.97)%	0.49%	8.84%

Supplemental Data
Ratios to average net asset value:
Net investment loss before incentive fees (2)	(9.70)%	(10.25)%	(10.14)%
Incentive fees	0.00%	0.00%	(0.27)%

Net investment loss after incentive fees	(9.70)%	(10.25)%	(10.41)%

Interest income	2.24%	0.82%	0.72%

Incentive fees	0.00%	0.00%	0.27%
Other expenses	11.94%	11.07%	10.86%

Total net expenses	11.94%	11.07%	11.13%

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