Form 10-K, Exhibit 13
period 2006-12-31
DIVERSIFIED FUTURES FUND L.P.
filed 2007-03-30
CIK 833225

DIVERSIFIED FUTURES FUND L.P.

ANNUAL REPORT

December 31, 2006

D IVERSIFIED FUTURES FUND L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Limited Owners of

Diversified Futures Fund L.P.

We have audited the accompanying statements of financial condition, including the condensed schedule of investments, of Diversified Futures Fund L.P. (the “Fund”) as of December 31, 2006 and 2005, and the related statements of operations and changes in trust capital for the two years in the period then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of operations and statement of changes in trust capital for the year ended December 31, 2004 were audited by another auditor whose report dated March 25, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Futures Fund L.P at December 31, 2006 and 2005, and the results of its operations and changes in its trust capital for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Limited Owners of

Diversified Futures Fund L.P.

We have audited the accompanying statements of operations and changes in partners’ capital of Diversified Futures Fund L.P. for the year ended December 31, 2004. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and changes in partners’ capital of Diversified Futures Fund L.P. for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
March 25, 2005

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS
Cash in commodity trading accounts	$3,828,398	$1,188,209
U.S. Treasury bills, at amortized cost (pledged at broker)	0	3,919,294
Net unrealized gain (loss) on open futures contracts	37,800	(13,698)
Net unrealized gain on open forward contracts	0	190,341

Total assets	$3,866,198	$5,284,146

LIABILITIES
Redemptions payable	$196,063	$284,979
Accrued expenses	14,295	18,260
Management fees payable	6,367	8,679
Administrative and operating fees payable	31,880	58,680

Total liabilities	248,605	370,598

PARTNERS’ CAPITAL
Limited Partners (11,574 and 12,981 units outstanding) at December 31, 2006 and 2005, respectively	3,579,246	4,861,121
General Partner (124 and 140 units outstanding) at December 31, 2006 and 2005, respectively	38,347	52,427

Total partners’ capital	3,617,593	4,913,548

Total liabilities and partners’ capital	$3,866,198	$5,284,146

Net Asset Value per Limited and General Interest

December 31,
2006	2005	2004
$ 309.25	$ 374.48	$ 492.54

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

CONDENSED SCHEDULES OF INVESTMENTS

December 31, 2006 and 2005

	2006		2005
Investments in U.S. Treasury Bills	Amortized Cost as a % of Partners’ Capital	Amortized Cost	Amortized Cost as a % of Partners’ Capital	Amortized Cost
U.S. Treasury bills – face amounts of $0 and $3,920,000 as of December 31,2006 and December 31,2005, respectively	0.00%	$0	79.77%	$3,919,294

Futures and Forward Contracts	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)	Net Unrealized Gain (Loss) as a % of Partners’ Capital	Net Unrealized Gain (Loss)
Futures contracts purchased:
Commodities	0.38%	$13,700	0.07%	$3,685
Stock indices	0.00%	0	0.94%	46,191

Net unrealized gain on futures contracts purchased	0.38%	13,700	1.01%	49,876

Futures contracts sold:
Commodities	0.67%	$24,100	(0.60)%	(29,601)
Interest rates	0.00%	0	(0.69)%	(33,973)

Net unrealized gain (loss) on futures contracts sold	0.67%	24,100	(1.29)%	(63,574)

Net unrealized gain (loss) on futures contracts	1.05%	$37,800	(0.28)%	$(13,698)

Forward contracts purchased:
Net unrealized gain on forward contracts purchased	0.00%	$0	2.29%	$112,479

Forward contracts sold:
Net unrealized gain on forward contracts sold	0.00%	0	1.58%	77,862

Net unrealized gain on forward contracts	0.00%	$0	3.87%	$190,341

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
REVENUES
Net realized gain (loss) on commodity transactions	$(266,154)	$(655,891)	$537,517
Change in net unrealized gain (loss) on open commodity positions	(138,844)	(603,358)	210,653
Interest income	156,733	126,950	59,604

Total revenues (losses)	(248,265)	(1,132,299)	807,774

EXPENSES
Commissions	367,865	471,016	579,754
Management fees	90,826	114,922	145,382
General and administrative	109,802	90,057	79,536

Total expenses	568,493	675,995	804,672

NET INCOME (LOSS)	$(816,758)	$(1,808,294)	$3,102

NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND GENERAL PARTNERSHIP UNIT
Net income / (loss) per weighted average limited and general partnership unit	$(64.67)	$(123.30)	$0.19

Weighted average number of limited and general partnership units outstanding	12,630	14,665	16,042

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

For the Years Ended December 31, 2006, 2005 and 2004

	Units	Limited Partner	General Partners	Total
Partners’ capital at December 31, 2003	16,550	$8,030,488	$81,364	$8,111,852
Redemptions	(1,068)	(485,420)	(3,990)	(489,410)
Net income (loss) for the year ended December 31, 2004		3,147	(45)	3,102

Partners’ capital at December 31, 2004	15,482	7,548,215	77,329	7,625,544
Redemptions	(2,361)	(897,411)	(6,291)	(903,702)
Net (loss) for the year ended December 31, 2005		(1,789,683)	(18,611)	(1,808,294)

Partners’ capital at December 31, 2005	13,121	4,861,121	52,427	4,913,548
Redemptions	(1,423)	(473,644)	(5,553)	(479,197)
Net (loss) for the year ended December 31, 2006		(808,231)	(8,527)	(816,758)

Partners’ capital at December 31, 2006	11,698	$3,579,246	$38,347	$3,617,593

See accompanying notes.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

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

The term (“General Partner”), as used herein, refers to Prudential Securities Futures Management Inc. (“PSFM”) up to September 30, 2004. As of October 1, 2004, Preferred Investment Solutions Corp. (“Preferred”) acquired from Prudential Securities Group Inc. (“PSG”) all of the outstanding stock of PSFM. Immediately after such acquisition, PSFM was merged with and into Preferred. Accordingly, as of October 1, 2004 all of the board of directors and officers of PSFM resigned. Following Preferred’s acquisition of PSFM and its merger with and into Preferred, Preferred became the successor General Partner of the Partnership.

The General Partner is required to maintain at least a 1% interest in the Partnership so long as it is acting as the Partnership’s general partner.

The General Partner generally maintained not less than 75% of the Partnership’s net asset value (“NAV”) in interest-bearing U.S. Government obligations (primarily U.S. Treasury bills), a significant portion of which was utilized for margin purposes for the Partnership’s commodity trading activities. The remaining percentage of NAV is held in the Partnership’s commodity trading accounts. As of December 31, 2006 the Partnership ceased investing in U.S Government obligations, as the Partnership terminated the managed accounts traded by John W. Henry & Company, Inc.

B.	Regulation

As a registrant with the Securities and Exchange Commission, the Partnership is subject to the regulatory requirements under the Securities Act of 1933 and the Securities Exchange Act of 1934. As a commodity pool, the Partnership is subject to the regulations of the Commodity Futures Trading Commission, an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry; rules of the National Futures Association, an industry self-regulatory organization; and the requirements of the various commodity exchanges where the Partnership executes transactions. Additionally, the Partnership is subject to the requirements of the futures commission merchants (brokers) and interbank market makers through which the Partnership trades.

C.	The Trading Advisor

All trading decisions for the Partnership since its inception were made by John W. Henry & Company, Inc. (the “Trading Manager”). The Trading Manager managed the Partnership’s assets pursuant to two of its proprietary trading programs: the Global Diversified Program and the Financial and Metals Portfolio Program. The allocation of the Partnership’s assets between the two trading programs changed as a result of the performance of the various trading programs. The General Partner retains the authority to override trading instructions that violate the Partnership’s trading policies.

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

The weighted average number of limited and general partnership units outstanding was computed for purposes of disclosing net income / (loss) per weighted average limited and general partnership unit. The weighted average limited and general partnership units are equal to the number of Units outstanding at year end, adjusted proportionately for Units redeemed based on their respective time outstanding during such year.

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

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A.	Basis of Accounting (Continued)

The SEC Staff Accounting Bulletin 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”, which provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. It is effective for the first annual period ending after November 15, 2006. Preferred as General Partner of the Partnership has evaluated the impact, if any, the implementation of SAB 108 may have on its financial statements. In Preferred’s opinion, no material unrecorded misstatements are in existence as of December 31, 2006 that would require a cumulative effect adjustment to the financial statements.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Partnership recognize in its financial statements, the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Preferred as General Partner of the Partnership has evaluated the impact of adopting FIN 48 on Partnership’s financial statements. In Preferred’s opinion as of December 31, 2006, FIN 48 has no material impact on the Partnership, as the Partnership’s tax position is based on established tax precedence for the tax treatment of investment partnerships as flow through tax entities.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the impact of adopting SFAS No. 157 on its financial statements. At this time, the impact to the Partnership’s financial statements has not been determined.

Cash represents amounts deposited with clearing brokers, a portion of which is restricted for purposes of meeting margin requirements, which typically range from 0% to 35% of the notional amounts of the derivatives traded. The Partnership does not receive interest on cash balances held by the clearing brokers.

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

The Partnership’s functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in operations currently.

Note 3.	COSTS, FEES AND EXPENSES

A.	Commissions

Prior to January 1, 2004, the General Partner, on behalf of the Partnership, entered into a brokerage agreement with Prudential Equity Group Inc. (“PEG”) to act as commodity broker for the Partnership. Under the terms of the agreement, the Partnership pays PEG commissions at a flat rate of 2/3 of 1% per month (8% annually) of the Partnership’s NAV as of the first day of each month.

On January 1, 2004, PEG a wholly-owned subsidiary of PSG, transferred its Global Derivatives Division to Prudential Financial Derivatives LLC (“PFD”) and Pru Global Securities, LLC, two other indirect wholly-owned subsidiaries of PSG. In connection with this transfer, PEG assigned its brokerage agreement with the Partnership to PFD, a properly qualified futures commission merchant.

On October 1, 2004, an agreement was executed between Preferred and PFD, which amended and restated the brokerage commissions which were previously paid to PFD, excluding transaction fees which will be paid to PFD. The agreement incorporates the previous PFD brokerage agreement’s terms, including the total fees paid by the Partnership. Under the agreement, PFD’s transaction based fees will be paid out of the total paid by the Partnership to Preferred.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 3.	COSTS, FEES AND EXPENSES (CONTINUED)

B.	Management and Incentive Fees

The Partnership pays the Trading Manager a monthly management fee and quarterly incentive fee. The Amended Advisory Agreement states that the monthly management fee paid to the Trading Manager shall be 1/6 of 1% (2% annually) of the Partnership’s NAV as of the end of each month. Additionally, if the Trading Manager achieves “New High Net Trading Profits” (as defined in the Amended Advisory Agreement), the Trading Manager will earn a 20% incentive fee.

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

Costs and expenses charged to the Partnership for the years ended December 31, 2006, 2005 and 2004 were:

	2006	2005	2004
Commissions	$323,915	$423,340	$579,754
General and administrative	17,364	12,095	3,095

	$341,279	$435,435	$582,849

Expenses payable to the General Partner and its affiliates as of December 31, 2006 and 2005 were $13,098 and $17,007, respectively.

The Partnership’s assets are maintained either in trading or cash accounts at PFD for margin purposes.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 4.	RELATED PARTIES (CONTINUED)

The Partnership, acting through its Trading Manager, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with its broker. The broker then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets, Inc. (“PBGM”). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between the Partnership and its broker pursuant to a line of credit. The broker may require that collateral be posted against the marked-to-market positions of the Partnership.

Note 5.	INCOME TAX REPORTING

The following is a reconciliation of net income (loss) for financial reporting purposes to net income for tax reporting purposes for the years ended December 31, 2006, 2005 and 2004, respectively:

	2006	2005	2004
Net income (loss) for financial reporting purposes	$(816,758)	$(1,808,294)	$3,102
Change in net unrealized gain (loss) on non-regulated commodity positions	178,713	(190,270)	76,189

Tax basis net income (loss)	$(638,045)	$(1,998,564)	$79,291

The differences between the tax and book capital are primarily attributable to the cumulative effect of the book to tax income adjustments.

Note 6.	DERIVATIVE INSTRUMENTS AND ASSOCIATED RISKS

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

Credit Risk

When entering into futures or forward contracts, the Partnership is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded on United States and most foreign futures exchanges is the clearinghouse associated with the particular exchange. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the non-performance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e. some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, there is concentration risk on forward transactions entered into by the Partnership as the Partnership’s broker, is the sole counterparty. The Partnership has entered into a master netting agreement with its broker and, as a result when applicable, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty non-performance of all of the Partnership’s contracts is the net unrealized gain included in the statements of financial condition; however, counterparty non-performance on only certain of the Partnership contracts may result in greater loss than non-performance on all of the Partnership’s contracts. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to the Partnership.

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

The Partnership’s futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission (“CFTC”) regulations to separately account for and segregate as belonging to the Partnership all assets of the Partnership relating to domestic futures and options trading and is not allowed to commingle such assets with its other assets. At December 31, 2006 and 2005, such segregated assets totaled $2,929,069 and $177,463, respectively. Part 30.7 of the CFTC regulations also requires the Partnership’s futures commission merchant to secure assets of the Partnership related to foreign futures and options trading which totaled $37,800 and $4,916,342 at December 31, 2006 and 2005, respectively. There are no segregation requirements for assets related to forward trading.

As of December 31, 2006, all of the Partnership’s open futures and forward contracts mature within three months.

DIVERSIFIED FUTURES FUND L.P.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

Note 7.	FINANCIAL HIGHLIGHTS

The following information presents per unit performance data and other supplemental financial data for the years ended December 31, 2006, 2005 and 2004. This information has been derived from information presented in the financial statements.

Per Unit Performance (for a unit outstanding throughout the entire year)	2006	2005	2004
Net asset value, beginning of year	$374.48	$492.54	$490.14

Net realized gain and change in net unrealized gain (loss) on commodity transactions (1)	(32.63)	(80.63)	48.84
Interest (1)	12.41	8.66	3.72
Expenses (1)	(45.01)	(46.09)	(50.16)

Net increase (decrease) for the year	(65.23)	(118.06)	2.40

Net asset value, end of year	$309.25	$374.48	$492.54

Total Return
Total return before incentive fees	(17.42)%	(23.97)%	0.49%
Incentive fees	0.00%	0.00%	0.00%

Total return after incentive fees	(17.42)%	(23.97)%	0.49%

Supplemental Data
Ratios to average net asset value:
Net investment loss before incentive fees (2)	(9.10)%	(9.70)%	(10.25)%
Incentive fees	0.00%	0.00%	0.00%

Net investment loss after incentive fees	(9.10)%	(9.70)%	(10.25)%

Interest income	3.47%	2.24%	0.82%

Incentive fees	0.00%	0.00%	0.00%
Other expenses	12.57%	11.94%	11.07%

Total net expenses	12.57%	11.94%	11.07%

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

(2)	Represents interest income less total expenses (exclusive of incentive fees).

Note 8.	SUBSEQUENT EVENT

Effective December 31, 2006 the General Partner terminated the Trading Advisor agreements with John W. Henry & Company, Inc. and allocated those assets of the Partnership to WCM Pool LLC (“WCM”), effective January 1, 2007. The trading advisor of WCM, is Winton Capital Management (“Winton”) and is paid a 2% per annum management fee, accrued and paid monthly by WCM. In addition, Winton is paid a 20% incentive fee, accrued monthly and paid quarterly based on Net New High Profits by the members of WCM.